                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2002




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F X      Form 40-F
                                  ---              ---



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes         No  X
                                    ---         ---

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the following documents filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores: (i) Letter dated November 6, 2002 related to certain items of the agenda of the Annual General and Special Meeting of Shareholders held on November 5, 2002; (ii) Summary of the Annual General and Special Meeting of Shareholders held on November 5, 2002; (iii) Annual Report and Financial Statements as at June 30, 2002.

(i) By letter dated November 6, 2002 the Company informed that the agenda of the Annual General and Special Meeting of Shareholders held on November 5, 2002 included the Consideration of the allocation of portfolio company stocks (distribution among the shareholders of 4,587,285 shares of the Company proportionally to their shareholdings). . In addition, it was resolved to suspend, pursuant to Resolution 402/02 of the Comision Nacional de Valores , the treatment of the thirteenth point of the agenda (Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation) until November 27, 2002 at 13.00 hs at Bolivar street, first floor.

(ii)
              SUMMARY OF THE ANNUAL GENERAL AND SPECIAL MEETING OF
                      SHAREHOLDERS HELD ON NOVEMBER 5, 2002

FIRST POINT:
It was unanimously approved the designation of the representatives of the shareholders Templeton Foreign Fund and Cresud SACIF y A to approve and sign the minute of the meeting.-

SECOND POINT:
It was unanimously approved the reasons causing this meeting to be called at a different date than the one scheduled that were previously informed by the Board of Directors.

THIRD POINT:
It was unanimously decided to approved the documentation required by Section 234, paragraph 1(st) of Law 19 550, for the fiscal year ended June 30th, 2002.

FOURTH POINT:
It was unanimously decided to approved the performance of duties by the Board of Directors related to the fiscal year ended on June 30, 2002

FIFTH POINT:
It was unanimously decided to approved the performance of duties by the Audit Committee related to the fiscal year ended on June 30, 2002

SIXTH POINT:
It was unanimously decided to apply the loss of the fiscal year ended on June 30, 2002 of Pesos 499,619,000 to the account Retained Earnings.

SEVENTH POINT
It was unanimously approved the distribution among the shareholders of 4,587,285 shares of the Company proportionally to their shareholdings.

EIGHTH POINT:
It was unanimously approved the amount of Pesos 979,885 as Directors' Compensation.

NINTH POINT
It was unanimously decided to approve the resignation to their compensation made by the Audit Committee.

TENTH POINT:

It was unanimously decided to approve the resignations submitted by Messrs. Emilio Cardenas, Enrique Antonini, Gary Gladstein and Jeremiah W.O'Connor.

ELEVENTH POINT:
It was unanimously decided: (i) To fix the number of regular directors in eight;
(ii) to appoint Fernando Adrian Elsztain and Aaron Gabriel Juejati as regular director for a three year period; (iii) to appoint Juan Carlos Quintana Teran, Salvador Dario Bergel and Gabriel Adolfo Gregorio Rieznikas as alternate directors. All of them are considered non independent in terms of Resolution 400 of the Comision Nacional de Valores.

TWELFTH POINT
It was unanimously decided to appoint Jose Daniel Abelovich, Carlos Martin Barbafina and Marcelo Hector Fuxman as regular auditors and Corina Ines Pando, Diego Niebuhr and Carlos Rebay as alternate auditors.

THIRTEENTH POINT:
It was decided to suspend, pursuant to Resolution 402/02 of the Comision Nacional de Valores , the treatment of this point of the agenda (Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation) until November 27, 2002 at 13.00 hs at Bolivar street 108, first floor.

                                   [IRSA LOGO]

                         Inversiones y Representaciones
                                Sociedad Anonima







                      Board Report and Financial Statements
                      -------------------------------------
                    For the year ended June 30, 2002 and 2001

INDEX                                                               PAGE
------------------------------------------------------------------------

CORPORATE PROFILE .....................................................3

LETTER TO THE SHAREHOLDERS ............................................4

ECONOMIC OVERVIEW ....................................................11

DESCRIPTION OF OPERATIONS ............................................15

SUBSEQUENT EVENTS ....................................................39

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION ............40

MANAGEMENT ...........................................................61

STOCK MARKET INFORMATION .............................................67

FINANCIAL STATEMENTS .................................................69

                                CORPORATE PROFILE

       Founded IN 1943, IRSA Inversiones y Representaciones S.A. ("IRSA" or "the Company") is the largest Argentine real estate investment company and the only Argentine real estate company listed on the Buenos Aires Stock Exchange (the "BASE") and on the New York Stock Exchange.

       IRSA is the best vehicle through which to gain access to the real estate market in Argentina because of its achievements to date, its significant and diversified portfolio of properties that ensure it is the leader in almost all those sectors in which it has participated and because of the capability and strength of its Management team in taking advantage of opportunities and maximizing the value of the Company and shareholder return.

                           LETTER TO THE SHAREHOLDERS



       To the Shareholders:

       At the end of the twelve months corresponding to the fiscal year ended June 30, 2002, we would like to bring to your attention the results obtained by the Company and comment on the development of the business.

       The first six months of 2002 were among the most dramatic in the history of Argentina. The domestic economy went into a free fall following the collapse of the financial system and the absence of clear rules on which to carry our business.

       The lack of measures to define the new monetary system that was to replace Convertibility led to a devaluation that by the end of the focal year had increased the price of the US dollar by 280%. The rise in consumer prices during the first six months of the year was of 30.5%, while wholesale prices went up 95.6% in the same period.

        These conditions led a significant number of leading companies in the private sector to declare their inability to meet their financial liabilities, emulating the default on sovereign debt announced by the Argentine Government in the closing days of 2001.

       The crisis in Argentina spread throughout the region, with Uruguay and Brazil being the most affected. In July an acceleration in the outflow of deposits from the Uruguayan financial system, which reached 45% of the total during the first seven months of the year, led to the resignation of the country's economy minister, the devaluation of its currency and the rescheduling over the next three years of the return of time deposits by state banks. In Brazil, the political uncertainty generated by the upcoming presidential elections aggravated the already poor performance of the economy. These two factors encouraged the presumption that the country could fail to meet payments due on its public sector debt, pushing up the country risk rate to 2,422 basis points and the rate of devaluation of the real, which reached 30.5% during 2002.

       For our Company, the fiscal year ended June 30, 2002, showed a loss of Ps.499.6 million. Among the relevant factors determining the negative net result reached, we can mention the financing effects which presented a net loss of Ps.432.2 million. In the composition of the mentioned line of our income statement, it is worth noting the loss due to the net exchange rate difference which at the end of this fiscal year came up to Ps.255.1 million and the result generated by the effects of inflation showing a net loss of Ps.53.1 million. The whole of our operations were affected by the deep deterioration of the macroeconomic conditions of the domestic market, recording a loss of Ps.46.9 million at the operating result level. In its composition, what stands out is a loss due to the holding of real estate assets of Ps.96.8 million, as a consequence of the recognition of the writing down of certain real estate properties.

       The value of the assets of our Company has been affected by the deterioration of relative prices. We consider that as soon as the level of activity shows some signs of recovery, there will be a generalized re-composition of our assets.

       Sales decreased to Ps.211.3 million, which implies a fall by 37.8% compared to the previous fiscal year. Total assets declined by 23.4% compared to the previous fiscal year, reaching Ps.1,144.7 million and the net financial debt went up by 50%, totaling Ps.564.9 million as of June 30, 2002. The above mentioned increase is a result of the impact of the devaluation over our financial liabilities in dollars, which means that the said liabilities grew, if measured in Pesos, around 280% as of the end of this fiscal year.

       In the light of this scenario of generalized default and corporate net worths dilution, our Company fulfilled all of its obligations and made the most of the financial tools available in the market so as to cancel all of its pesified financial liabilities by the acquisition of rescheduled certificates of bank deposit. The strategy implemented allowed us to obtain important discounts in the repayment of liabilities, thus reducing high financial costs.

       The Sales and Development and Hotels segments were the most adversely affected by the drop in economic activity levels. The share of sales accounted for by the various segments was as follows: Sales and Developments Ps. 45.2 million, Offices and Others Ps. 34.3 million, Shopping Centers Ps. 77.6 million, Hotels Ps. 29.5 million and International Ps. 24.8 million. Operating income for the year totaled Ps. (46.9), representing a fall of Ps. 124.0 million as compared to the previous fiscal year.

       SHOPPING CENTERS

ALTO PALERMO S. A. (APSA)

       The current situation has had an undoubted impact on the operations of Alto Palermo S.A. (APSA) ("APSA") causing a net loss for the current year of Ps.
42.2 million, mainly as a result of the increase in the financial burden from the disproportionate increase in interest rates, the effect of the devaluation and lower revenues from the drop in consumer spending, a fundamental variable for the business.

       The operating cost reduction process which begun in previous years and continued in the current fiscal year has meant that the structure of the Company is in line with business levels, ensuring that results were not further affected.

       Throughout the year commercial activities were carried out with a view to the long term, supporting lease-holders in the difficult times the country is experiencing, particularly during those months in which the Argentine economy was virtually paralyzed.

       During fiscal year 2002 APSA's shopping centers suffered a significant decrease in consumption that translated to a reduction of sales of 19.4% compared to last year. In the light of the recessive economic situation, this segment adopted aggressive promotional activities in order to increase internal consumption and attract tourism, a new segment generated by the attractiveness of local proposals and the benefits that come together with the new devaluation context. In this way, during the last months the segment managed to revert a downward trend that had been going on for more than three years. In the last months of the periods the shopping center segment obtained higher figures than the ones obtained for the same months of fiscal year 2001.

       APSA suffered a drop in collections in the early months of the year that affected the bad debt allowance in relation to its shopping centers, with an increase of Ps. 19.3 million compared to the previous year. However, since March a recovery has been noted in this variable, with collection levels higher than billing.

       The property sale area has celebrated the conclusion of the sale of the Torres de Abasto, one of the most successful recent real estate developments.

       The Tarjeta Shopping credit card suffered from the prevailing context, being responsible for a loss of Ps. 10.1 million for the year. In view of this situation, APSA altered its strategy, aiming to create increased loyalty among clients by offering a varied commercial proposal, with new financial products which will have a growing impact on the results of the coming year.

       Two years after the launch of Altocity.Com, a retail e-commerce company in which APSA holds a 50% interest, it has succeeded in consolidating its position as one of the leaders of this type of sales channel, becoming well established in consumer preference.

       Regarding its financial situation, last year APSA intended to be aware of the opportunities presented in the market with the aim to reduce its financial costs. It is so that APSA turned up to be the first Argentine company to return to the capital market, launching the first branch of convertible notes for US$ 50,0 million. Today APSA is proud to inform that the convertible notes have been completely subscribed and integrated. This offering allows APSA to restructure its financial debt, be able to fulfill its short-term obligations and maintain an adequate capital structure.

       In a context of devaluation and widespread default, when first the State and then a large number of private companies declared their inability to meet their obligations, APSA is proud to have succeeded in complying with its liabilities on their due dates.

       APSA is aware that the effort it makes today will bear fruit in the future, and that its exertions to comply with its commitments will become one of its main assets tomorrow. When markets look back on the behaviour of companies at a time when it was easy to be just one more company throwing the towel, APSA will possess an incomparable competitive advantage as a result of its notable attitude.

       APSA is aware of the difficult task before it as a new fiscal year gets under way, but is fully confident of the Company's potential and the success of the steps that have been taken during the current year, which will ensue it will emerge from the crisis as a sound business with strong growth potential. It is to be hoped that the signs of improvement seen towards the end of the fiscal year on the business variables will be consolidated, reversing the negative trend of recent years.

       OFFICES AND OTHERS

       During the year ended June 30, 2002 income from rental properties totals Ps. 34.3 million compared to Ps. 45.6 in the same period of fiscal year 2001. Average occupancy fell from 89% at June 30, 2002 to 72% at June 30 2002. This drop has been due to the severe economic recession that has forced certain companies to relocate their plants or move to lower rent areas, such as Aguas Argentinas, which did not renew its contract for the premises at Reconquista 823, leaving them vacant. In addition, Decree 214 dated February 4, 2002 established the conversion into pesos of contracts in dollars at the rate of US$1= $1 and the index-linking of contracts in force according to the CER coefficient. In the case of new contracts, this coefficient cannot be applied, making it difficult to enter into any new rental agreements.

       During the year just ended, the Company continued with the disposal of some of its non-strategic rental properties.

       SALE OF RIVADAVIA 2243. On January 31, 2002 the Company sold one of its commercial properties located at Avenida Rivadavia 2243 to the Tia supermarket chain. For the sale of this property with a floor area of 2,070 m2 the Company received a total of US$ 0.9 million and Ps. 1.0 million. This property had a book value of Ps. 3.7 million.

       SALE OF LIBERTADOR 498 OFFICES - On April 12 and 16, 2002, the Company sold two of its building floors located in the Libertador 498 office building tower. The price paid for the sale of floor 5 amounted to Ps.1,195,000 and Ps.1,450,400 for floor 7.

       SALE OF DOCK 5 UNITS - On May 15 and 16, 2002, the Company sold units 141 and 156 located in Dock 5 for US$ 87,000 and Ps.276,375, respectively. On June 21, 2002 it completed the sale of unit 155 located in the same building for a total amount of US$ 133,555.56, US$ 55,555.56 of which have already been received by the Company. The remaining US$ 78,000 shall be paid in 12 installments without interest, starting on July 14, 2002. On August 20, 2002 unit 140 was sold for a total amount of US$ 110,000.

       SALES AND DEVELOPMENTS

       The Sales and Developments, was one of the segments most severely affected by the recession. Income earned by this segment fell to Ps. 45.2 million at June 30, 2002, compared to Ps. 89.8 at June 30, 2001. This reduction has mainly been due to the limited stock of units for sale that the Company can currently count on, as a result of the interruption several quarters previously of new development launches, because of the severe recession and the consequent fall in demand.

       SALE OF PROPERTIES AGAINST TIME DEPOSITS. To stimulate property sales, the Company has actively promoted the sales against rescheduled time deposit certificates. Under this mechanism, in effect until April 15, 2002, sales were made for a total of Ps. 9.6 million. Eleven units were sold in the Alto Palermo Park building for a total of Ps. 6.2 million, as well as two floors in the "El Rulero" office building (Libertador 498) for a total of Ps. 2.6 million. This operations enabled purchasers to make use of their funds that had been immobilized within the financial system, while the Company was able to sell property at higher values, with the proceeds being credited to sight accounts.

       SALE OF MINETTI D UNITS - On April 26, 2002 and May 10, 2002, the Company sold two of its lofts in the building Minetti D. For this sale the Company received Ps.100,000 and Ps.78,000, respectively. During May 2002 the sale of one of the Company's car-ports in the same building took place for a total of Ps. 8,000

       ABRIL, HUDSON, PROVINCIA DE BUENOS AIRES. At the end of the fiscal year 2002, 19 of the 20 neighbourhoods projected for all the development were being marketed, 85% of the lots in such neighbourhoods had been sold. There were 98 houses under construction, 412 finished houses and 61 new projects has been submitted. It should be noted that 450 families are already living in this development and 530 regularly children attend the bilingual school opened in March 1999.

       HOTELS

       The hotel business has been significantly affected by current market conditions. Income for this segment was down by approximately 27.9%, reaching Ps. 29.5 million. Average occupancy levels continued to fall because of the profound domestic crisis. Average room rates measured in Pesos recovered slightly compared to the previous year as they were set in dollars. We consider that the current rate of exchange will have a positive influence on the segment, promoting the growth of regional tourism.

       INTERNATIONAL

       SALE OF BRAZIL REALTY - On February 28, 2002, Ritelco S.A., a controlled company of IRSA, sold 100% of its equity interest in Brazil Realty, subsidiary of the Company in Brazil. Creed Holdings LTD, purchased the entire stockholding. The transaction's price was agreed in the amount of US$ 44.2 million. This transaction generated a net positive result of Ps.31.5 millions.

       This transaction represented the conclusion of our International activities.

       FINANCIAL POSITION

       The drastic capital flight suffered by Argentina since the second half of 2001 which led the financial system to the edge of collapse, added to economic policy errors in the first half of 2002, altered the domestic financial market in most unexpected ways. The measures ordered by the economic authorities, the conversion into pesos of the loans initially granted in dollars on the domestic market and their restatement according to an index based in changes in consumer prices, the freeing of the exchange rate and other measures affecting the normal development of the monetary system led a significant number of companies to default on their debt. In this context, the financial area of our Company concentrated on making use of all available opportunities to reduce the Company's financial debt. This strategy, in addition to ensuring we complied with our debt commitments, has enabled us to obtain significant discounts in the settlement of liabilities, lowering high financial costs.

       Conversion of Debt into Pesos. On the repeal of the Convertibility Law on February 4, 2002, all liabilities denominated in us dollars payable to the Argentine banking system and subject to Argentine law were forcibly converted into Peso-denominated liabilities at the rate of one Peso per US dollar. However, a significant part of the Company's liabilities are subject to the laws of the State of New York, and were therefore not converted into Pesos.

       Approximately US$ 42 million of IRSA's debt was converted into Pesos, and in the case of its shopping center subsidiary APSA, this rule converted the full amount of its financial debt into Pesos. The debt converted to Pesos is to de restated according to the CER index that reflects inflation and is published on a daily basis. In addition, debt converted into Pesos accrues interest at a maximum rate of between 6% and 8%, depending on whether there are real guarantees for the corresponding loans.

       DEBT CANCELLATION WITH RESCHEDULED BANK DEPOSITS - Between the months of January and June 2002, the Company cancelled pesified short term debt for an amount of Ps.46.7 million (includes the Banco Galicia loan and Inversora Bolivar debt) by the acquisition, via purchase from hands of depositors and via property sales, of rescheduled deposit certificates, achieving important discounts over the notional value. The funds used on this purchase were mainly obtained from the sale of the Brazil Realty and from the Company's cash generation.

       This procedure determined important savings on financial expenses, due to the reduction on interests charges. On the other hand, the debt cancellation was done at a very important discount over its original dollar value, due to the fact that the conversion to pesos was established at an exchange rate of one U.S. dollar (US$ 1) = one Peso (Ps.1) and due to the possibility of using rescheduled bank deposits purchased at attractive discounts.

       IMPACT OF DEVALUATION ON THE COMPANY'S FINANCIAL POSITION - As a consequence of the ending of the Peso-U.S. dollar parity set forth under the Convertibility Law, and although part of our liabilities were pesified at the exchange rate Ps.1=US$ 1, those liabilities constituted under American law remained in U.S. dollars therefore creating an important negative result due to the Peso devaluation, approximately amounting to Ps.255.1 million for this period. These results have been recorded under "Financial Results" and partially explain the considerable loss on this line for this period.

       It must be noted that the reported figures reflect distortions arising from the significant instability of the currency. Furthermore, some items are subject to this adjustment while others are not, a fact which significantly complicate the analysis of performance and the assessment of the value of the Company's assets. We believe that the relative distortions will gradually disappear and the value of real estate assets will recover over time, hand in hand with the economy's general correction.

       BANCO GALICIA LOAN - Renovation and payment of principal - On September 28, 2001, the Company paid the outstanding US$ 10 million balance under the US$
40.0 million facility granted by Banco Galicia in December 1999. On October 11, 2001 a new US$ 7.0 million loan with a one-year maturity was granted by Banco Galicia. The loan accrues interest at Encuesta Corregida rate plus 500 basis points. In accordance with Decree 214 this loan has been pesified. In May, 2002 our Company completely repaid this loan with rescheduled bank deposits and obtained an important discount over its value in pesos.

       FIDEICOMISO IRSA I (IRSA, IBSA AND BALDOVINOS) - SALE OF THE MORTGAGE PORTFOLIO - On November 2, 2001, the Company entered into an agreement with Banco Sudameris for it to act as trustee and lead manager of Fideicomiso IRSA I. The whole mortgage portfolio generated by the three companies mentioned above, which amounts approximately Ps.26.6 million, was transferred to the trust. On December 31, 2001, the Company received from Banco Sudameris US$ 10 million in terms of underwriting. In addition, between the months of January and March, 2002 the Company received Ps.2.35 million.

       SALE OF LATIN AMERICAN ECONETWORKS N.V. - On November 7, 2001, we sold our ownership in Latin American Econetworks for Ps. 5.2 million.

       EXTENSION OF MATURITY OF THE US$ 43.5 MILLION NOTE - After a number of extensions agreed upon between IRSA and the holders of the US$ 43.5 million Note, September 9, 2002, was established as final date of maturity of the principal amount. In addition, a capitalization of interest was agreed upon. On May 15, 2002, the Company repurchased a fraction of the notes, which resulted in a reduction of the outstanding amount, that by August 30, 2002, reached US$ 40.1 million. The Company and the note holders are studying the available alternatives for the repayment of this facility.

       EXTENSION OF MATURITY OF THE US$ 80 MILLION SYNDICATED CREDIT FACILITY - On July 31, 2002 the Company's US$ 80 million syndicated credit facility matured and due to the continuing effects of the economic recession and the lack of available financial resources, the Company agreed with the intervening banks to postpone maturity until September 30, 2002. The Company expects to renegotiate the credit under new conditions, by that date.

       ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF IRSA - The Shareholders' Special and General Meeting of IRSA held on March 8, 2002 approved the issuance of bonds convertible into ordinary shares of the Company of a Ps. 1 nominal value each, entitled to 1 vote, for up to US$ 100 million, with a fixed coupon ranging between 6% to 12% per annum, payable every six months in arrears and with a conversion price which will result from the average closing price for the twenty days previous to the closing of the transaction, with a conversion premium of up to 10%, at the board of directors' discretion, to be determined by the board with warrants attached that will be exercised at a conversion price plus an issue premium of between 20% y 30%. The proceeds of this issue will be used fundamentally to repay existing liabilities, working capital, and to underwrite, in case it happens, the second branch of the convertible bond offered by APSA. The Company is awaiting the relevant approvals of the supervisory agencies so as to implement the issue.

       ISSUE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO ORDINARY SHARES OF APSA
- The Ordinary and Extraordinary Shareholders' Special and General Meeting of APSA held on December 4, 2001r, approved the issuance of negotiable Obligations convertible into ordinary shares of APSA with a par value of Ps. 0.1 each and one vote per share, for up to a nominal value of US$ 100 million, accruing interest at a fixed rate of 10% p.a. payable six-monthly in arrears with a conversion price of between Ps. 0.10 and Ps. 0.15 to be determined by the board. The funds generated by the issue will be assigned to settle liabilities existing at that date.

       ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF APSA - On August 20, 2002, APSA ended its subscription period for the first branch for up to US$ 50 million of bonds convertible into ordinary shares of APSA of a Ps.0.1 nominal value each. In this sense, IRSA has subscribed a total amount of US$ 27.2 million of the convertible notes of APSA. The issue of Series I was a success and has been fully subscribed.

       Despite the unfavourable economic and financial conditions reigning in the Argentine market and despite the crisis in which the corporate sector is immersed, the Management of our Company has re-stated its commitment to stand out, focusing with energy and creativity on the crucial task of consolidating the financial situation of the Company. Furthermore, and under the same principle of supporting a flexible and efficient structure, we have deepened our plan of rationalizing resources. This plan has shown a decline of 34.8% in administrative expenses as of June 30, 2002.

       In spite of the long lasting economic crisis pervading in the country, we are aware of the fact that human and natural resources as well as investments on facilities performed during the last decade in Argentina remain practically intact. The possibility of recreating market conditions facilitating growth and action by the private sector, sole generator of genuine employment, shall depend on the responsibility and efficiency of the country's leaders. Among the main premises to be met for the purpose of restoring the essential trust environment absolutely necessary to recover investment we find, in the first place, the country's reinsertion in the world initiating negotiations with external creditors. Furthermore, we must guarantee restoration of the domestic financial system and stabilization of macroeconomic indicators through consistent and precise monetary and tax policies. As was the case in previous fiscal years, we reassert our trust in the privileged features of Argentina's economy for prompt recovery. Looking forward to this moment, we state our strong commitment to protect our Company's asset value, maintaining our business segments growth potential.

       To conclude, I would like to thank all those who have worked alongside us throughout the year: our shareholders, bankers, tenants and clients, and in particular our personnel, for their support and confidence that have made this Company's business possible.

                                                             Eduardo S. Elsztain

                                                                  President

                                ECONOMIC OVERVIEW

       INTERNATIONAL OUTLOOK

       In spite of the aggressive monetary policy implemented by the US Federal Reserve, consisting in a drastic reduction in the rate of interest from 6.50% to 1.75%, its economy did not succeed in taking off during the whole of 2001. After the first six months during which the level of economic activity cooled considerably, the attacks on September 11 and the subsequent call by the US president for a war on terrorism had a negative impact on investor and consumer confidence in the United States, causing drops in all key indicators. The largest Western economies did not fare any better, and the Japanese economy remained immersed in a long lasting domestic crisis. Faced by this scenario, the Republican administration reacted by encouraging an increase in public spending, providing significant assistance to those sectors most affected by the crisis, with particularly great help given to airlines. The measures adopted were reflected in a significant rise in US GDP in the first quarter of 2002, but this recovery did not last very long. This sombre outlook was compounded by the scandal surrounding the collapse of several blue-chip companies that were accused of misrepresenting their financial statements, further undermining the already deteriorated level of confidence of local and foreign investors. As a result, financial markets were severely affected, leading US stock market indicators suffered losses in excess of 30%, while the collapse of their European equivalents was even sharper.

       In addition to being affected by the events mentioned, emerging economies suffered the total loss of the voluntary credit market and had to face their own crisis unleashed by their high levels of indebtedness. Unfortunately, the most notorious example of this has been that of Argentina.

       THE ARGENTINE ECONOMY

       As a result of the worsening of the recession that began in mid-1998, during the second half of 2001 Argentina's GDP fell by an average of 5% compared to the same period of the previous year. After a series of measures that did not achieve the desired effect, the Economy Ministry attempted to reverse the recession by promoting a sharp reduction in the fiscal deficit. As a first step, Congress approved a "Zero Deficit Law", and later by means of an emergency law a 13% reduction was decreed in civil service wages and state pensions. A few months later, growing financial restrictions led several provincial administrations, including the important province of Buenos Aires, to begin to print their own currency to be able to cover their growing cash deficits. The issue of these quasi-currencies reached a volume in excess of Ps. 8 billion.

       On December 3, 2001, in the face of the impossibility of reversing the massive outflow of deposits from the financial system, which between July and December 2001 had reached US$ 14.3 billion (16% of the total), the Economy Ministry issued a regulation limiting cash withdrawals from bank accounts, a measure that later became known as the "corralito". This step, together with the worsening of the social situation, led to the early conclusion of the term of the Alianza government. This situation brought to the surface the profound institutional and political crisis affecting the country

                                [GRAPHIC OMITTED]
                  Source: Estudio Miguel Angel Broda y Asoc.


       During the brief presidency of Adolfo Rodriguez Saa, which lasted only seven days immediately prior to taking over by Dr. Eduardo Duhalde, a cessation of payments was declared on sovereign debt, a measure widely applauded by legislators when announced to Congress.

       The first step taken by the new economic authorities consisted in the abandoning of the convertibility system that had governed the Argentine economy since 1991. After a series of false starts, it was eventually replaced by a floating rate system with Central Bank intervention. In less than three months the devaluation totalled approximately 200%.

       A widespread pesification (forced conversion into pesos) was decreed in clear violation of all contracts in force in the private and public sectors in Argentina. This pesification included the US$ 45 billion that still remained within the financial system. In addition, restrictions on disposing of cash were tightened, and the repayment of deposits in excess of Ps. 10,000 was rescheduled, as a result of which they were to be repaid in installments through to 2005. This measure known as the "corralon", in addition to failing to achieve its principal objective, namely the prevention of any other outflow of deposits from the system, led to an even greater drop in the level of economic activity.

       In spite of the efforts to contain the leakage of deposits out of the financial system, the ineffectiveness of the measures adopted, added to the withdrawals of deposits as a result of the court rulings in favour of savers, forced the Central Bank to provide Ps. 20 billion in financial assistance to banks by means of repos and rediscounts. This phenomenal increase in money supply was mostly absorbed by the Central Bank itself bye means of the sale of its liquid international reserves, which dropped 35% (US$ 5.3 billion) in the first half of 2002.

                            [GRAPHIC OBJECT OMITTED]
                       Source: Estudio M.A. Broda y Asoc.


       On June 30, 2002, the US dollar price closed at Ps. 3.80, a 280% devaluation; in the first six months of the year the wholesale price index increased by 95.6% and consumer prices went up by 30.5% In this context it is hardly surprising that in the first quarter of 2002 there was a negative variation of GDP of 16.3% compared to the same period of the previous year, the largest drop recorded in the historical series. Overall demand fell sharply, mainly as a result of a drop of 46.1% in gross fixed domestic investment, and consumption fell 20.9%.

                            [GRAPHIC OBJECT OMITTED]
                       Source: Estudio M.A. Broda y Asoc.


       The trade balance became the only positive indicator in the economy, with a surplus of US$ 8,175 million, explained by the collapse in imports, down 63.3% year-on-year, while exports were down 7.4% because of the lower prices for exported goods (down 9.7%) and an increase in export volumes of 3.3%.

       The drastic collapse of macroeconomic indicators was an announcement of a sharp deterioration in private sector activity. Leading companies, including some of the highest capitalized firms in Argentina, declared they were unable to meet their financial obligations after the devaluation reduced their income in terms of foreign currency to a fraction of former levels. As could be expected, in a reflex action aimed at ensuring survival, the most affected companies significantly reduced their personnel, ensuring the unemployment level reached a historical high of 21.4% of the work-force.

       During fiscal year 2001-2002, Argentine capital markets suffered from the economic mismanagement just like other sectors. In this period, share prices according to the Merval, stated in dollars, fell back 78%. In the first weeks of June, the Merval hit a low of 75 points, recording a loss of 92% compared to the level reached five years earlier. Bond values were affected by the announcement of default on sovereign debt, falling dramatically, selling at parties of close to 20%. This took the country risk indicator, the spread on sovereign bonds over US Treasury Bills, to an unheard level of 7,000 basis points.


                            [GRAPHIC OBJECT OMITTED]
                        Source: Estudio M.A. Broda y Asoc


       The following macroeconomic indicators summarize the evolution of the Argentine economy during the last eight years:


       LEADING INDICATORS


----------------------------------------------------------------------------------------------------------------------
                                                 1995    1996     1997     1998     1999    2000     2001   2002 (P)
----------------------------------------------------------------------------------------------------------------------
Real GDP Growth  (in %)                         -2,85    5,53     8,11     3,85    -3,39   -0,79    -4,41   -12,80
Inflation (Combined Price Index) in % *          4,90    1,70     0,30    -1,10    -2,10   -1,50    -1,70    32,40
Fiscal Result (as % of GDP)                     -1,51%  -2,22%   -1,47%   -1,39%   -2,59%  -2,44%   -3,22%   -1,41%
Exports  FOB (Millions of U$S)                  21,16   24,04    26,43    26,43    23,31   26,41    26,66    25,50
Imports CIF (Millions of U$S)                   20,20   23,86    30,50    31,40    25,51   25,24    20,31     9,50
Balance of Payment's Current Account
(MM U$S)**                                      -5,20   -6,82   -12,29   -14,55   -11,95   -8,97    -4,43    10,30
Trade Balance  (Millions of U$S)                 0,96    0,18    -4,07    -4,97    -2,20    1,17     6,34    16,00
Unemployment Rate  ***                          17,40   17,20     14.9     12.9    14,30   15,10    17,35    22,00
----------------------------------------------------------------------------------------------------------------------

       (P) Projected*
       Annual average**
       Accrual basis***
       Average for the country  (as % of E.A.P.)
       Source: Estudio M.A. Broda y Asoc.


       The default on the debt, the abrupt end of Convertibility and the forced conversion into pesos represent unprecedented events that defy the institutions governing the economy of a country. The consequences of such violations to security and legal guarantees in Argentina still remain to be seen. Many years of strict discipline will be required to repair the damage that has been caused.

                            DESCRIPTION OF OPERATIONS

       We are one of Argentina's leading real estate companies. We are engaged directly and indirectly through subsidiaries and joint ventures in a range of real estate activities in Argentina. Our principal activities consist of: (i) the acquisition and development of residential properties primarily for sale,
(ii) the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (vi) the acquisition and operation of luxury hotels, and (v) the acquisition of undeveloped land reserves for future development or sales. We are the only Argentine real estate company with shares listed in the Buenos Aires Stock Exchange and the New York Stock Exchange.

       Our headquarters are located at Bolivar 108, Buenos Aires (C1066AAD), Argentina. Our telephone number is +54 (11) 4323-7555, our fax number is +54
(11) 4323-7597 and our web site is www.irsa.com.ar.

COMMERCIAL STRATEGY

       As one of the few companies owning, developing and administrating real estate in Argentina, we consider that we hold certain competitive advantages that we expect will allow us to continue to gain an increasing share of the real estate property market in Argentina. These advantages include:

       o Our experience and that of our managers in the acquisition, development, sale, leasing and management of top quality property;

       o Our considerable reputation and positioning as developers of comprehensive real estate services in both Argentina and other Latin American real estate markets;

       o The quality of our existing portfolio of properties and our land reserves;

       o    Our access to sources of long-term capital;

       o Our strategy aimed at preserving a high level of liquidity, enabling better advantage to be taken of the real estate opportunities that arise in favorable terms; and

       o The quality of our existing tenants and the high occupancy percentage of our rental property portfolio, which enables us to count on a significant stable source of liquidity for our cash flow.

       Our strategy is to increase our cash flow, revenues and asset value through the continuous expansion of our diversified portfolio of properties and assets by means of the purchase, development and operation of real property, either individually or in association with third parties, in all our business segments.

       Offices. We intend to purchase, develop and operate class A office buildings, in the principal office areas of Buenos Aires and in other strategic areas, with attractive returns and capital appreciation potential. We believe that large Argentine and multinational companies will continue to show a growing demand for class A offices, to the extent that their business continues to expand in Argentina and Latin America, which, in turn, will further encourage the shift from the traditional midtown office area to other more modern areas with better access and more convenient spaces. We have managed to create a top-quality tenant base.

       Shopping Centers. Through our subsidiary APSA, we seek to become a leader in the shopping center industry in Argentina through the consolidation of our operations, new developments in strategic points of Buenos Aires and other large cities of Argentina, and the purchase of the principal shopping centers. The main growth engines of the shopping center industry are: (i) the increase in the consumption of goods capable of being sold in shopping centers; (ii) the change in buying habits, abandoning shopping at street-level retail stores; and (iii) the relatively low level of market penetration of shopping centers in Argentina as compared to many developed countries, which implies a significant growth potential in the long term. APSA has been able to improve the operating margins of its shopping centers by consolidating its administration, which has enabled it to capitalize on operating synergies, scales of economy and marketing and promotion opportunities.

       Residential Properties. We have benefited from the increased financing available for the purchase of houses and the better transportation infrastructure from the center of the cities towards suburban areas. In urban areas, we seek to purchase undeveloped properties strategically located in densely populated areas for the development of apartment complexes that offer recreational "green areas", sports facilities and security services. In suburban areas, we seek to purchase undeveloped properties close to Buenos Aires in order to build residential neighborhoods, and, subsequently, sell the land for construction of houses after the installation of the basic infrastructure by us.

       Hotels. We intend to purchase first-line hotels, whenever opportunities arise, and to delegate their operation to first-level hotel operators in order to capitalize on their operating experience, international networks and marketing agreements so as to take advantage of the benefits derived from the growing flow of tourism and trade.

       Land Reserves. We continue to acquire undeveloped lands and properties strategically located inside and outside the city. In all cases, the objective is to acquire lands with potential for development and appreciation for their subsequent sale. We consider that having a reserve of lands will enable us to have wide supply of properties for the development of new projects and will create a barrier against potential competitors.

OVERVIEW OF PROPERTIES

       As of June 30, 2002, we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 58 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

                                         CONSOLIDATED OPERATING INCOME (1)


                                                                       YEARS ENDED JUNE 30,
                                                         ------------------------------------------------
                                                             2002         2001         2000       1999
                                                         ---------    -----------   ---------   ---------
                                                                       (IN THOUSANDS OF PESOS)
           Offices and other non-shopping center
              rental properties                           (23.616)      28.052        31.360      32,230
           Shopping centers                               (18.295)      32.223        23.809      30,513
           Development and sale of properties             (35.602)       4.128         5.835      33,175
           Hotels                                          (3.351)        (755)        2.868       3,507
           International                                   33.924       21.610        33.617      22,907
                                                         ---------   -----------   ----------   ---------
              TOTAL                                       (46.940)(2)   77.012        97.489     122,333
                                                         =========   ===========   ==========   =========



       (1)  Prepared according to the proportional consolidation method.

       (2) Includes Ps. 96.8 million for the writing down of certain properties.


OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES

       We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2002, we, directly and indirectly, owned interests in 19 office and other non-shopping center rental properties in Argentina which comprised 129,179 square meters of gross leasable area. Of these properties, 13 were office properties which comprised 89,409 square meters of gross leasable area. For the fiscal year ended June 30, 2002, we had net sales from office and other non-shopping center rental properties of Ps. 34.1 million.

       All of our office rental properties in Argentina are located in the city of Buenos Aires. Four of our properties are currently single tenant properties and the remaining properties are leased to multiple tenants. As of June 30, 2002, the average occupancy rate of all of our office properties was approximately 72%. Five different tenants accounted for approximately 64.6% of our net revenues from office and other non-shopping center rental properties and less than 5.5% of our total consolidated sales for the fiscal year ended June 30, 2002. These five office tenants are: Grupo Total Austral, Grupo Danone, Cisco Systems Argentina S.A., Nextel Argentina S.A. and Allende y Brea.

       Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our unrented units, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

       Leases. We generally lease space in our offices and other non-shopping center rental properties pursuant to lease agreements with terms of three to five years that are renewable at the option of the tenant for additional two or three years. Our non-shopping center lease agreements are generally denominated in U.S. dollars and, in accordance with Argentine law, their terms are not subject to adjustment for inflation. Rents for renewal periods are based upon projected estimates of United States inflation or other customary factors.

       The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

             OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES


                          DATE     LEASABLE  OCCUPANCY   IRSA'S    MONTHLY     TOTAL RENTAL INCOME FOR     BOOK
                           OF       AREA M2    RATE     INTEREST    RENTAL   THE FISCAL YEAR PS,/000 (4)  VALUE
                      ACCQUISITION    (1)      (2)                  INCOME
                                                                  PS./000 (3)  2002    2001      2000   PS./000 (5)
---------------------------------------------------------------------------------------------------------------------
OFFICES
Inter-Continental
Plaza (6)              11/18/97     22,535      83%         67%      347      7,564    9,445    8,631     38,612
Libertador 498         12/20/95     11,152      59%        100%      178      4,638    6,270    7,639     33,744
Maipu 1300             9/28/95      10,325      62%        100%      153      4,500    5,779    5,755     36,922
Laminar Plaza          3/25/99       6,521      95%        100%      213      4,426    5,025    3,069     25,343
Madero 1020 (7)        12/21/95      5,056      45%        100%       60      1,886    3,617    3,656     13,755
Reconquista 823/41     11/12/93      6,100      0%         100%       0       2,070    3,013    2,700     15,807
Suipacha 652/64        11/22/91     11,453      45%        100%       56      1,299    2,658    3,181      9,021
Edificios Costeros     3/20/97       6,399      27%        100%       41      1,353    2,034      158     21,197
Costeros Dique IV      8/29/01       5,437      63%        100%      101      1,712      -        -       15,877
Others  (8)                          4,431      65%        N/A        56      1,333    1,653    1,958     10,362
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                            89,409      60%        N/A     1,205     30,781   39,494   36,747    220,640
     OTHER RENTAL PROPERTIES
Commercial Properties (9)
(10)                                 6,023      99%        100%       32      2,095    4,296    7,625      5,486
 Other properties (11)              33,747     100%        N/A        40      1,281    1,901    2,641      4,570
---------------------------------------------------------------------------------------------------------------------
 SUBTOTAL                            39,770     100%       N/A         72     3,376    6,197   10,266     10,056

 RELATED EXPENSES
 MANAGEMENT FEES                                                              1,134    1,291    1,123
---------------------------------------------------------------------------------------------------------------------
TOTAL OFFICES AND
 OTHER (12)                         129,179      72%       N/A      1,277    35,291   46,982   48,136    230,696
---------------------------------------------------------------------------------------------------------------------

(1) Total leasable area for each property. To obtain the square meters attributable to us, this column should be multiplied by our net ownership interest. Excludes common areas and parking.
(2)    Calculated dividing occupied square meters by leasable area.
(3) Agreements in force as of 06/30/02 were computed, pro-rata our Company's net ownership interest in each property.

(4) Total consolidated leases, as authorized by the Comision Nacional de Valores, reexpressed as of 06/30/02. Excludes gross income tax deduction.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 06/30/02.
(6)    Through Inversora Bolivar S.A.
(7) Includes in the book value Ps. 4,730,000 corresponding to 1,716 m2 and 36 parking places, all of which are exposed in "Inventory" in our Financial Highlights.
(8) Includes the following properties: Madero 942, Av. De Mayo 595/99, Av. Libertador 602 and Sarmiento 517 (through our Company). Cumulative revenues for the fiscal years 2001 and 2000 include revenues from Avenida de Mayo 701 (fully sold) Puerto Madero Dock 5 and Puerto Madero Dock 6.
(9) Includes the following properties: Constitucion 1111 and Alsina 934/44 (through our Company). Cumulative revenues include: In all fiscal years reported, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal years 2001 and 2000, the revenues from Sarmiento 580 and Montevideo 1975 (fully sold). In fiscal year 2000, the revenues from Galerias Pacifico.
(10) Includes in the book value Ps. 3,767 thousand, corresponding to 1,947 m2 from the property located at Constitucion 1111, which is exposed in "Inventory" in our Financial Highlights.
(11) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through our Company - only rents are included since book value is reflected on the Developments table) - Aguero 596 and R. Nunez 4615 (Cordoba), plots in Carlos Gardel (through Alto Palermo S.A), Thames, 1 unit in Alto Palermo Plaza and 2 units in Alto Palermo Park (through Inversora Bolivar S.A.). Cumulative revenues include: In fiscal year 2001 and 2000, the revenues from Serrano 250 (fully sold). In fiscal year 2000, the revenues from Cervino and Terrenos Monserrat (completely sold).
(12) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


       The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.


                                                     PERCENTAGE OF      ANNUAL RENTAL      PERCENTAGE OF
                   NUMBER OF      SQUARE METERS      TOTAL SQUARE       INCOME UNDER       TOTAL RENTAL
 FISCAL YEAR OF      LEASES        SUBJECT TO       METERS SUBJECT     EXPIRING LEASES     INCOME UNDER
LEASE EXPIRATION    EXPIRING     EXPIRING LEASES     TO EXPIRATION           (1)          EXPIRING LEASES
----------------   ---------     ---------------    --------------     ---------------    ---------------
                                      (m2)                (%)              (Ps. )               (%)
2002                    6             5.916                6%                70,000              5%
2003                   28            51.598               55%               457,322             31%
2004                   32            13.272               14%               329,281             23%
2005                    7             5.299                6%               133,513              9%
2006+                  11            17.291               19%               462,721             32%
                     ----           -------             ----               --------            ---
Total                  84            93.377              100%              1,452,837           100%
                     ----           -------             ----               ---------           ---



       (1) Excludes Thames and Serrano rental properties. Not proportional to our actual holding in each property.


       Properties. Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

       INTER-CONTINENTAL PLAZA, CITY OF BUENOS AIRES. Inter-Continental Plaza is a modern 24-story building located next to the Inter-Continental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires. We own the entire building which has floor plates averaging 900 square meters. It has 203 parking spaces. The principal tenants currently include Total Austral S.A., Bagley S.A., Vintage Oil Argentina Inc. Sucursal Argentina, Pharmacia Argentina S.A. and Mercedes Benz Leasing Argentina S.A

       LIBERTADOR 498, CITY OF BUENOS AIRES. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the city of Buenos Aires, making it accessible from the north, west and south of the city. We own 20 floors with floor plates averaging 620 square meters. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Epson Argentina S.A., MTV Networks Latin America Inc., Farmanet S.A., Heidrick & Struggles Argentina S.A. and Eastman Chemical Argentina S.R.L. Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2002.

       MAIPU 1300, CITY OF BUENOS AIRES. Maipu 1300 is a 23-story office tower located on the San Martin Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires' most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates averaging 440 square meters. The building's principal tenants currently include Tecpetrol S.A., Allende & Brea, Petrolera Santa Fe S.A. and Totalfinaelf Gas Transmission Argentina S.A.

       LAMINAR PLAZA, CITY OF BUENOS AIRES. Laminar Plaza is a 20-story office building located in Catalinas, the city of Buenos Aires' most exclusive office district. The floor plates each measure 1,453 square meters. The main tenants, among others, are as follows: Cisco Systems, Movicom Bellsouth, Chubb Argentina de Seguros S.A., La Plata Cereal and Bank Hapoalim B.M.

       MADERO 1020, CITY OF BUENOS AIRES. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Rio de la Plata and downtown Buenos Aires. We own 10 non-contiguous floors with the floor plates averaging 572 square meters. The building's principal tenants currently include Abeledo Gottheil Abogados S.C., Compania Ericsson S.A.C.E.I. and DuPont S.A.

       SUIPACHA 652/64, CITY OF BUENOS AIRES. Suipacha 652/64 is a seven-floor office building located in the office district of the city of Buenos Aires. We own the entire building which has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building's principal tenants currently include Procter & Gamble Interamericas Inc. and APSA's subsidiary, Tarshop.

       RECONQUISTA 823/41, CITY OF BUENOS AIRES. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is currently fully leased to Aguas Argentinas. The office building is comprised of three basement levels with 56 parking spaces, a ground floor and 15 additional floors of office space. The floor plates average 540 square meters. As of May 2002, the property was leased to Aguas Argentinas, who decided not to continue the lease contract.

       EDIFICIOS COSTEROS, DOCK 2, CITY OF BUENOS AIRES. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,399 square meters and 67 parking spaces. In September 1999 we completed their construction and in April 2000 began to market the office spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., APSA's subsidiary, Altocity.Com, Red Alternativa S.A. and Alternativa Gratis S.A. We currently intend to develop two additional buildings on the adjacent land but have not yet established a date to begin construction.

       EDIFICIOS COSTEROS, DOCK 4, CITY OF BUENOS AIRES. On August 29, 2001, we signed the deed of sale of "Section C" of the office complex known as Puerto del Centro that includes buildings "5" and "6". This property is located in Pierina Daelessi street N(degree) 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking lots. The building's principal tenants currently include Nextel Argentina S.A., Patagon Internacional S.A. and Petroenergy S.A.

       OTHER OFFICE PROPERTIES. We also have interests in four other office properties, all of which are located in the city of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.0 million in annual rental income for fiscal year 2002. These properties include Constitucion 1111 and Alsina 934.

       RETAIL AND OTHER PROPERTIES. Our portfolio of rental properties includes nine rental properties that are leased as street retail, supermarkets, a warehouse and various other uses. Most of these properties are located in the city of Buenos Aires, although some are located in other cities in Argentina. These properties include Santa Fe 1588/600 and Rivadavia 2243/65.

SHOPPING CENTERS

       We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2002, APSA operated and owned majority interests in seven shopping centers, five of which are located in the city of Buenos Aires. One shopping center is located in greater Buenos Aires area and another is in the city of Salta. APSA also owns indirectly an 18.9% non-controlling interest in Mendoza Plaza in the city of Mendoza. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA's tenants and other selected retailers.

       APSA's shopping centers comprised a total of 181,085 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not APSA's tenants). As of June 30, 2002, the average occupancy rate of the shopping center portfolio was approximately 92%. During the year ended June 30, 2002, net sales from shopping centers amounted to Ps. 43.3 million.

       Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. All of our shopping centers are owned through APSA, and all of them, except Mendoza Plaza, are managed by APSA. As manager, APSA is responsible for providing common area electrical power, a main telephone switchboard and central air conditioning and other basic common area services.

       We currently own 49.7% of APSA. On June 30, 2002, 27.8% of APSA's shares were held by Parque Arauco S.A. and 6.4% by GSEM/AP Holdings L.P. The remaining shares are held by the public and traded on the Buenos Aires Stock Exchange and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

       Leases. APSA enters into commercial leases with tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Lease agreements are generally denominated in U.S. dollars and subject to rent escalation clauses. Shopping center leases generally do not contain renewal options. Tenants are generally charged a rent which consists of the higher of
(i) a base rent and (ii) a percentage rent which generally ranges between 4% and 8% of tenant's sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses. In addition, tenants pay between approximately 12% and 15% of their base rent into a common promotion fund. In the cases where APSA acts as manager, APSA receives an administration fee.

       In addition to rent, tenants are generally charged a key money which is an admission fee that tenants pay upon entering into a lease and upon lease renewal. Key money is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant's responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of termination, a tenant will not be refunded its key money.

       The following table shows certain information concerning our shopping centers:

                           SHOPPING CENTER PROPERTIES



                       DATE       GROSS     PERCENTAJE    EIRSA'S   MONTHLY   TOTAL RENTAL INCOME FOR THE   BOOK
                        OF      LEASEABLE     LEASED      INTEREST   INCOME     FISCAL YEAR PS./000 (3)     VALUE
                    ACQUISITION  AREA M2 (1)    (2)                 PS./000   2002      2001     2000      PS./000
------------------------------------------------------------------------------------------------------------------
SHOPPING CENTERS (5)
Alto Palermo          12/23/97    18,129        92%          50%      N/A     17,116   21,902   23,281     116,957
Abasto                 7/17/94    40,476        95%          50%      N/A     15,394   19,926   20,937     104,622
Alto Avellaneda       12/23/97    26,701        94%          50%      N/A     10,623   14,347   15,955      44,469
Paseo Alcorta          6/6/97     14,909        84%          50%      N/A      8,238   10,738   11,154      33,716
Patio Bullrich         10/1/98    11,623        91%          50%      N/A      6,377    7,158    6,686      59,389
Nuevo NOA Shopping     3/29/95    18,876        88%          50%      N/A      1,980    2,244    1,786       9,768
Others (6)                        50,371        94%          N/A      N/A      1,676    1,860    2,379      16,839
------------------------------------------------------------------------------------------------------------------

Fibesa and others (7)                                        N/A      N/A      2,334    3,592     0
Revenues Tarjeta
Shopping                                                     40%      N/A     16,088   15,530   10,121

------------------------------------------------------------------------------------------------------------------
TOTAL SHOPPING CENTERS (8)       181,085       92%           N/A      N/A     79,825   97,295   92,299     385,760
------------------------------------------------------------------------------------------------------------------

Notes:
(1) Total leasable area in each property. To obtain the square meters attributable to the Company, this column should be multiplied by th
Company's net ownership interest. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area.
(3) Total consolidated rents, according to the Comision Nacional de Valores
(CNV), adjusted for inflation as of June 30, 2002. Excludes gross income tax deduction.
(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 06/30/02.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Buenos Aires Design and Mendoza Plaza Shopping.
(7) Includes revenues from Fibesa S.A. and Alto Invest.
(8) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


       The following table shows a schedule of lease expirations for our shopping center properties in place (except Mendoza Plaza) as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their lease early.


                                                          PERCENTAGE OF                      PERCENTAGE OF
                                      SQUARE METERS       TOTAL SQUARE       ANNUAL RENT       TOTAL RENT
 FISCAL YEAR OF      NUMBER OF         SUBJECT TO        METERS SUBJECT    UNDER EXPIRING    UNDER EXPIRING
LEASE EXPIRATION  LEASES EXPIRING    EXPIRING LEASES      TO EXPIRATION      LEASES (1)          LEASES
----------------  ---------------    ---------------     --------------    --------------    --------------
                                          (m2)                 (%)              (Ps.)             (%)
    2002 (2)...         182              20,286               14.5            8,598,838          16.1
    2003.......         267              24,729               17.7            17,108,221         32.1
    2004.......         173              21,265               15.2            9,854,933          18.5
    2005.......         138              18,774               13.4            7,960,922          14.9
    2006.......          67              18,820               13.5            4,629,990           8.7
    2007+......          35              36,041               25.8            5,153,778          10.0
                  ---------------    ---------------     --------------    --------------    --------------
    TOTAL......         862             139,915               100.0          53,306,682         100.00



(1) Includes only the basic rental income amount. Does not give effect to our ownership interest.

(2)    Includes vacant stores at June 30, 2002.



       Properties. Set forth below is information regarding our principal shopping centers.

       ALTO PALERMO SHOPPING, CITY OF BUENOS AIRES. Alto Palermo Shopping is a 155-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Diaz avenues, only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,129 square meters of gross leasable area. The shopping center has a two-screen movie theatre, an entertainment center and a food court with 20 restaurants. Alto Palermo Shopping is spread out over four levels and has a 741-car pay parking. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 633.0 per square meter for the year ended June 30, 2002. Principal tenants currently include Fravega, Mc Donald's, Musimundo, Garbarino and Zara.

       ALTO AVELLANEDA, AVELLANEDA, GREATER BUENOS AIRES. Alto Avellaneda is a 155-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 95,722 square meters that includes 26,701 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 19-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 345.3 per square meter for the year ended June 30, 2002. Principal tenants currently include Mc Donald's, Musimundo, El Bingo, Rodo and Garbarino.

       PASEO ALCORTA, CITY OF BUENOS AIRES. Paseo Alcorta is a 124-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown city of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 78,000 square meters that consists of 14,909 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 24-restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 482.3 per square meter for the year ended June 30, 2002. Principal tenants currently include Cristobal Colon, McDonald's, Kartum, Musimundo and Fravega.

       ABASTO SHOPPING, CITY OF BUENOS AIRES. Abasto Shopping is a 182-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 111,200 square meter shopping center, with approximately 40,476 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the "Museo de los Ninos Abasto", a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 283,8 per square meter for the year ended June 30, 2002. Principal tenants currently include Musimundo, McDonald's, Zara, Rodo and Hoyts Cinemas.

       PATIO BULLRICH, CITY OF BUENOS AIRES. Patio Bullrich is a 89-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Hyatt hotels. Patio Bullrich has a total constructed area of 27,811 square meters that consists of 11,623 square meters of gross leasable area. The four-story shopping center includes a 22-restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is currently one of the most successful malls in Argentina in terms of sales per square meter, producing for tenants average estimated monthly retail sales of Ps. 466.1 per square meter for the year ended June 30, 2002. Principal tenants currently include Paula Cahen D'anvers, Cipriani Dolce, Buquebus, Cacharel Damas and Beauty Shop.

       ALTO NOA, SALTA, PROVINCE OF SALTA. Alto Noa is a 91-store shopping center located in the city of

Salta, the capital of the province of Salta. The shopping center consists of 31,836 square meters of total constructed area that consists of 18,876 square meters of gross leasable area and includes a 13-restaurant food court, a children's amusement center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales of Ps. 124.6 per square meter for the year ended June 30, 2002. Principal tenants currently include Fravega, Mc Donald's, Hoyts General Cinema, Repsol Y.P.F. and Casa Lozano S.A.

       BUENOS AIRES DESIGN, CITY OF BUENOS AIRES. Buenos Aires Design Center is a 66-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta. Buenos Aires Design has a total constructed area of 22,790 square meters that consists of 10,004 square meters of gross leasable area. The shopping center has 11 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 213.3 per square meter for the year ended June 30, 2002. Principal tenants currently include Vivendi, Bazar Geo, Iluminacion Aguero, Hard Rock Cafe and Morph.

       MENDOZA PLAZA, MENDOZA, PROVINCE OF MENDOZA. Mendoza Plaza is a 137-store shopping center located in the city of Mendoza in the province of Mendoza. It consists of 40,367 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 15 restaurants, an entertainment center and a supermarket which is also a tenant. The monthly rental average of the leaser is estimated in Ps. 182,8 by square meters for the year ended June 30, 2002. It is owned through APSA's 18.9% interest in Perez Cuesta.

       TARJETA SHOPPING. Tarjeta Shopping is a non-banking credit card issued by Tarshop, which is a limited purpose credit card company, engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services from our shopping centers. Tarjeta Shopping is currently accepted in five shopping centers and an extensive network of supermarkets and stores.

       As of June 30, 2002, Tarshop had total assets of approximately Ps. 37.2 million and shareholder's equity of Ps. 6.2 million. For the fiscal year ended June 30, 2002, Tarshop's total net sales were Ps. 40.8 million, representing approximately 24.02 % of APSA's net sales for such period. As of June 30, 2002, Tarshop had approximately Ps. 62.3 million in credit card receivables outstanding (including asset-backed securities), compared to Ps. 72.8 as of June 30, 2001.

SALES AND DEVELOPMENT PROPERTIES; UNDEVELOPED PARCELS OF LAND

       RESIDENTIAL DEVELOPMENT PROPERTIES

       The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments. In fiscal year 2002 net sales from the sales and developments segments fell to Ps. 45.2 million, compared to Ps.
89.8 million in fiscal year 2001. This reduction has mainly been due to the reduced stock of units available for sale at present as a result of the halting of new development launches several quarters back, a decision that was based on the sharp fall in agregate demand.

       Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

       Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. In addition, we have showcased some of our renovation projects through Casa FOA, a highly visited fundraising exhibition where architects and designers display their work. This exhibition has wide public appeal and has been a successful marketing tool for us.



       The following table shows certain information and gives an overview regarding our sales and development properties:

DEVELOPMENT PROPERTIES

                                                                       TOTAL
                         DATE OF      ESTIMATED/     AREA DESTINED                  IRSA'S   PERCENTAGE   PERCENTAGE    ACCUMULATED
                       ACQUISITION    ACTUAL COST      FOR SALES    UNITS OR LOTS  INTEREST  CONSTRUCTED   SOLD (4)        SALES
                                     (PS.000) (1)      (M2) (2)         (3)                                            (PS. 000) (5)
------------------------------------------------------------------------------------------------------------------------------------
APPARTMENT COMPLEXES
--------------------
Torres Jardin            7/18/96        50,348          32,244         490           100%        100%          97%         62,176

Torres de Abasto (8)     7/17/94        33,079          35,630         545            50%        100%          99%         48,104

Palacio Alcorta          5/20/93        67,463          25,555         191           100%        100%         100%         68,152

Concepcion Arenal        12/20/96       13,410           6,913          70           100%        100%          97%         10,249

Alto Palermo Park (9)    11/18/97       21,348          10,654          73            67%        100%          88%         25,015

Other  (10)                             38,346          23,240         178           N/A         100%          97%         42,149
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                223,994        134,236        1,547          N/A         N/A          N/A          255,845

RESEIDENTIAL
------------
COMMUNITIES
-----------
Abril/Baldovinos (11)     1/3/95        97,119        1,408,905       1,273           83%        100%          85%         139,449
Villa Celina I, II y
III                      5/26/92         4,220          75,970         219           100%        100%         100%         12,391

Villa Celina IV y V      12/17/97        2,180          58,480         181           100%        100%          98%          8,439

Other (12)                               4,259          43,762          33           N/A         100%         100%          4,746
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                107,778       1,587,117       1,706          N/A         N/A          N/A          165,025

LAND RESERVES
-------------
Dique 3 (parcela 1)
(13)                      9/9/99                        6,169                        50%          0%           0%             -
Dique 3 (parcela 2)
(14)                      9/9/99                        7,221                        50%          0%           0%             -
Dique 3 (parcela 3)
(15)                      9/9/99                        7,557                        50%          0%           0%             -
Caballito                11/3/97                        20,968                      100%          0%           0%             -
Puerto Retiro (9)        5/18/97                        82,051                       33%          0%           0%             -
Santa Maria del Plata    7/10/97                       715,952                      100%          0%           0%             -
Pereiraola (11)          12/16/96                     1,299,630                      83%          0%           0%             -

Monserrat (9)            11/18/97                       3,400                        67%          0%         100%          3,274
Dique 4 (ex Soc del
Dique)                    12/2/97                       4,653                       100%          0%          50%          10,955
Other (16)                                            4,441,363                      N/A           0%                        -
------------------------------------------------------------------------------------------------------------------------------------

SUBTOTAL                                              6,588,964                      N/A         N/A          N/A          14,229

OTHER
-----
Hotel Llao- Llao          6/1/97        11,725           -               0          100%        100%          50%          14,671

Galerias Pacifico         4/6/99          291            -               0          100%        100%         100%          5,869

Sarmiento 580            1/12/94        10,404           2,635          14          100%        100%         100%          9,644

Santa Fe 1588            11/2/94         7,423           2,713          20          100%        100%         100%          7,267

Rivadavia 2243/65         5/2/94         7,267           2,070           4          100%        100%         100%          3,257

Libertador 498           12/20/95        4,519           1,491           2          100%        100%         100%          3,220

Other Properties (17)                   73,313          47,690         266                      100%          97%          96,919
------------------------------------------------------------------------------------------------------------------------------------

SUBTOTAL                               117,942          56,599         306           N/A         N/A          N/A         140,847


SUBTOTAL                               449,714        8,366,916        3,559         N/A         N/A          N/A         575,946
------------------------------------------------------------------------------------------------------------------------------------

INTEREST FOR FINANCING PROPERTY SALES                                                                                      4,015
MANAGEMENT FEES                                                                                                            1,742


TOTAL (18)                             449,714       8,366,916         3,559          N/A        N/A           N/A        575,946
------------------------------------------------------------------------------------------------------------------------------------




                            ACCUMULATED SALES FOR FISCAL YEAR ENDED JUNE
                                         30 (6) (PS. 000)                      BOOK VALUE (7)
                                02              01              00              PROPORTIONAL
                             (PS. 000)       (PS. 000)        (PS. 000)       VALUE) (PS. 000)
----------------------------------------------------------------------------------------------
APPARTMENT COMPLEXES

Torres Jardin                 1,837           4,680            6,649                 617

Torres de Abasto (8)          1,784           5,314            4,577                 6,394

Palacio Alcorta                540              -               18                    -

Concepcion Arenal              323            3,341            2,439                 194

Alto Palermo Park (9)         8,729          (1,062)           2,782                 3,034

Other  (10)                   1,635           1,784            2,048                 1,394
---------------------------------------------------------------------------------------------
SUBTOTAL                     14,848          14,057           18,513                11,633

RESEIDENTIAL
COMMUNITIES

Abril/Baldovinos (11)        11,188          30,235           19,537                15,801
Villa Celina I, II y
III                           (46)              6              106                   39

Villa Celina IV y V            121            2,582            5,736                  9

Other (12)                     -                -              141                    -
-----------------------   --------------------------------------------------------------------
SUBTOTAL                     11,263          32,823           25,520                15,849

LAND RESERVES
Dique 3 (parcela 1)
(13)                           -                -               -                    8,554
Dique 3 (parcela 2)
(14)                           -                -               -                   10,016
Dique 3 (parcela 3)
(15)                           -                -               -                   10,478
Caballito                      -                -               -                   12,120
Puerto Retiro (9)              -                -               -                   27,199
Santa Maria del Plata          -                -               -                  103,213
Pereiraola (11)                -                -               -                   15,695

Monserrat (9)                  -              1,069            2,205                  -
Dique 4 (ex Soc del
Dique)                         -             10,955             -                    5,483
Other (16)                     -                -               -                   22,639
-----------------------    ---------------------------------------------------------------

SUBTOTAL                       -             12,024            2,205               215,397

OTHER

Hotel Llao- Llao               -                -             14,671                  -

Galerias Pacifico              -                -              5,869                  -

Sarmiento 580                  -              9,644             -                     -

Santa Fe 1588                7,267              -               -                     -

Rivadavia 2243/65            3,257              -               -                     -

Libertador 498               3,220              -               -                     -

Other Properties (17)        1,832           10,613            2,709                 1,294
-----------------------    ---------------------------------------------------------------

SUBTOTAL                    15,576           20,257           23,249                 1,294


SUBTOTAL                    41,687           79,161           69,487               244,173
-----------------------    ---------------------------------------------------------------

INTEREST FOR FINANCING       8,646           10,029
MANAGEMENT FEES              2,932            2,269


TOTAL (18)                  47,444           90,739           81,785               244,173
-----------------------    ---------------------------------------------------------------


Notes:
(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 06/30/02, pro-rata to the Company's net ownership interest. In the case of the sale of 100% of our shareholding interest in Inversora del Pacifico and 50% in Hotel Llao-Llao the cost of sale of the shares adjusted for inflation as of 06/30/02 was considered as investment cost.
(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). To obtain the square meters attributable to the Company, it should be multiplied by the Company's net ownership interest. In the case of Land Reserves the land area was considered.
(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces). To obtain the units or lots attributable to the Company, should be multiplied by the Company's net ownership interest.
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5) Includes only cumulative sales adjusted for inflation as of June 30, 2002, pro-rata the Company's net ownership interest.
(6) Corresponds to the Company's total consolidated sales as authorized by the Comision Naiconal de Valores adjusted for inflation as of 06/30/02. Excludes gross income tax deduction.
(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 06/30/02, pro-rata our Company's net ownership interest.
(8) Through Alto Palermo S.A. Includes Abasto plots and inventories related to the Coto project.
(9) Through Inversora Bolivar S.A.
(10) Includes the following properties: Dorrego 1916 (fully sold through our Company) and units for sale in Alto Palermo Plaza (through Inversora Bolivar)
(11) Directly through the Company and indirectly through Inversora Bolivar S.A.
(12) Includes the plots of land of San Jorge Village (fully sold through Inversora Bolivar S.A.).
(13) Through Bs As Trade & Finance S.A.
(14) Through Bs As Realty S.A.
(15) Through Argentine Realty S.A.
(16) Includes the following land reserves : Torre Jardin IV, Constitucion 1111, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolivar S.A.) and Terrenos Alcorta (through APSA S.A.).
(17) Includes the following properties: Sarmiento 517 (through our Company), 1 unit of Madero 1020 (through our Company) and Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6; Av. de Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company) and Art Tower 26th Floor and Cervino 3626 (fully sold through Inversora Bolivar S.A.)
(18) Corresponds to the "Sales and Developments" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


       APARTMENT AND LOFT BUILDINGS

       In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of the city of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open "green areas," swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

       TORRES JARDIN, CITY OF BUENOS AIRES. Torres Jardin is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market. However, we had decided not to construct Torres Jardin IV and sell the rights to do so. Torres Jardin I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. As of June 30, 2002, Torres Jardin I was 100% sold, II 98% and III 100%. The complex also includes 295 spaces of underground parking.

       TORRES DE ABASTO, CITY OF BUENOS AIRES. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The complex consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 331 underground parking spaces. As of June 30, 2002 99% of the apartments were sold.

       PALACIO ALCORTA, CITY OF BUENOS AIRES. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the city of Buenos Aires, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has seven retail units and 165 parking spaces.

       CONCEPCION ARENAL 3000, CITY OF BUENOS AIRES. Concepcion Arenal 3000 is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

       ALTO PALERMO PARK, CITY OF BUENOS AIRES. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Perez Companc S.A.

       RESIDENTIAL COMMUNITIES

       In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the city of Buenos Aires to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single-family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around the city of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

       An important factor in the trend towards living in suburban areas have been the improvements and additions to the highways Autopista Panamericana, Avenida General Paz and Acceso Oeste and the improvement in public train, subway and bus transportation since their privatization which have greatly reduced commuting time and facilitated access.

       As of June 30, 2002, our residential communities for the construction of single-family homes for sale in Argentina had a total of 218,386 square meters of gross salable area in the Abril and Villa Celina IV and V, residential communities located in the province of Buenos Aires.

       ABRIL, HUDSON, GREATER BUENOS AIRES. Abril, is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the city Buenos Aires. Abril is being developed into a private residential community for the construction of single-family homes directed towards the upper-middle-income market. The property plan includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers that were completed by the end of 1998. There is also a community shopping center that was finished in 1999. The neighborhoods have been completed and as of June 30, 2002, 85% was sold, 102 homes were under construction and 424 homes had been completed.

       On March 23, 2001, we entered into with Pulte S.R.L. a contract for the sale of plots and a commitment for the transfer of titles of 250 plots from Abril to Pulte S.R.L. for a total amount of Ps. 17.4 million. As of June 30, 2002, there were 44 plots pending to be signed.

       VILLA CELINA, GREATER BUENOS AIRES. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages representing 219 lots, each measuring 347 square meters on average have been completely sold and the two last stages representing 181 lots are 99% sold.

       UNDEVELOPED PARCELS OF LAND

       We have acquired large undeveloped properties as land reserves for the future development of office and apartment buildings, shopping centers and single-family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa Maria del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2002, our land reserve totaled 19 properties consisting of approximately 660 hectares (excluding Rosario, Neuquen and Caballito land properties, owned by APSA).

       CITY OF BUENOS AIRES

       PUERTO MADERO DOCK 3. Plot "5M", located in Dique 3, east side of Puerto Madero, comprises 20,947 square meters and is subdivided in three plots. The plots are owned by three different companies: Buenos Trade & Finance Center S.A. ("BATFCSA"), Buenos Aires Realty S.A. ("BARSA") and Argentine Realty S.A. ("ARSA"). We own 50% of the capital stock of each of the companies, and the other 50% is owned by a company named RAGHSA S.A. ("RAGHSA").

       On August 16, 2002, the Company signed an agreement with RAGHSA for the redistribution of the plot "5M". As a result of the redistribution, the Company now owns 100% of the capital stock of BAT&FCSA, and has transferred our 50% ownership in ARSA and BARSA, respectively for the benefit of RAGHSA. This agreement has also provided the division and redistribution of the costs and construction commitments for the sites that had been assumed with Corporacion Antiguo Puerto Madero S.A.(CAPM), the adjustment of the remaining commitments and obligations also assumed with CAPM and the exchange of the shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA and BAT&FCSA, respectively.

       PUERTO RETIRO. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Rio de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the city of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 66% of our subsidiary Inversora Bolivar, who owns a 50% interest in Puerto Retiro.

       SANTA MARIA DEL PLATA. Santa Maria del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. Approval has been granted for the construction of 715,000 square meters. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We plan to seek a partner for the development of this project. As of June 30, 2002, we had invested Ps. 74.5 million in Santa Maria del Plata. The master plan is pending final authorities approval. We currently hope to launch this project for sale at the end of fiscal year 2003.

       CABALLITO. Caballito is a 2.1 hectare undeveloped property located in the residential neighborhood of Caballito in the city of Buenos Aires. We are considering several alternatives for this property including the development of residential apartment complexes or the sale of this property as it is. Zoning approvals for the development of residential apartments have been obtained. As the plan has not been decided, we do not have an estimated cost and financing method for it.

       CABALLITO, FERRO PROJECT. It is a property of approximately 25,539 square meters in the neighborhood of Caballito, in the city of Buenos Aires, which was acquired by APSA in October 1998. APSA currently plans to utilize the property to build a shopping center similar to Alto Palermo Shopping but at present, municipal zoning regulations do not permit the construction of shopping centers in the said property. APSA is analysing the way to get authorization to develop a shopping center. There can be no assurance that APSA will actually be able to develop this project.

       ALCORTA PLAZA. On June 29, 2001, APSA acquired a plot of land located in Figueroa Alcorta avenue, in front of Paseo Alcorta Shopping for Ps. 4.7 million. This land is located in the neighborhood of Palermo Chico in the city of Buenos Aires.

       APSA intends to construct an office building named "Alcorta Plaza". This proposed project will include the construction of a 23-story tower with approximately 250 square meters each, which would be sold by story. The proposed project will also include the construction of a basement level with parking spaces. The total estimated cost for the development is currently approximately Ps. 9.0 million, which is expected to be financed by anticipated sale of the units.

       The project's feasibility has been approved by the local authorities, but final approval is still pending. As a result, APSA cannot assure the approvals will be granted, and APSA may decide not to develop this proposed project.

       GREATER BUENOS AIRES

       PEREIRAOLA, HUDSON. We own an 83% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single-family homes targeted at the middle-income market. We have obtained the pertinent municipal building permits. We have not yet established the costs and financing method for this proposed project.

       BENAVIDEZ, TIGRE. Benavidez is a 99.8 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. The property is easily accessible due to its proximity to Panamericana Highway. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

       PILAR. Pilar is a 74.0 hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers to the northwest of downtown of the city of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

       OTHER UNDEVELOPED PARCELS OF LAND IN THE CITY OF BUENOS AIRES

       Our land reserve property portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Puerto Madero Dock 4 "block 1M" and Merlo.

       OTHER PROVINCES

       ROSARIO PROJECT, CITY OF ROSARIO, PROVINCE OF SANTA FE. On August 25, 1998, together with Coto our subsidiary APSA acquired a 213,372 square meter development property located in the city of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administracion de Bienes Ferroviarios ("ENABIEF") a Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national Argentine governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administracion de Bienes del Estado -

"ONABE"-).

       The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 21,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The second part involves the construction of a high-rise 1,200 apartment residential complex consisting of nine towers. APSA paid US$ 17,5 million (net of expenses at the end) for the 66,67% of the property.

       On December 17, 1999, APSA obtained an exclusive title to a part of this property upon which it plans to develop a residential complex. On the rest of the land, which is 56% owned by APSA and 44% by Coto, APSA plans to develop a shopping center.

       At present, the estimated cost of the first part of the project is approximately Ps. 37.5 million. The estimated cost of completion of the nine residential towers is currently estimated at approximately an additional Ps.
126.0 million.

        The ownership of the acquired property is subject to the accomplishment of a construction timetable.

       On December 20, 2000, APSA filed a request for extension of the terms set forth in the original timetable for the construction of the project, which was approved by the ONABE by Order 747-01 on September 4, 2001. The extension, establishes the following schedule: i) the road system, which construction was completed in March 2002; ii) the construction of the shopping center, is projected to start on September, 15, 2002; and iii) the construction of the first tower of the residential complex is projected to start on March, 2004.

       On July 10, 2002, APSA submitted a new request for the extension of the terms established in the last schedule to be approved . This request was grounded mainly on the current economic and social crisis affecting the country that was absolutely unforeseeable at the time the bid for the purchase of the site was made.

       At the present date the request to the ONABE is still awaiting reply.

       NEUQUEN PROJECT, PROVINCE OF NEUQUEN. On July 6, 1999, our subsidiary APSA acquired a 94.6% interest in Shopping Neuquen S.A. for Ps. 4.2 million. Shopping Neuquen is owner of a plot of land of approximately 50,000 square meters in Neuquen City, which have the pre-approved for the construction of a shopping center. APSA paid Ps. 0.9 million on August 20, 1999, the remaining Ps.
3.3 was scheduled to be payable on the earlier of the opening of the shopping center and July 5, 2001.

       Shopping Neuquen's sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel. The total cost for APSA is currently estimated to be approximately Ps. 20.0 million and will be financed with working capital and additional bank loans.

       In June, 2001, Shopping Neuquen filed a request with the municipality of Neuquen for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

       The extension will have to be approved by the Consejo Deliberante of the city of Neuquen which is the municipal legislative body. APSA is currently in the process of seeking to extend the term for construction and payment of the remaining purchase price of Shopping Neuquen. In the event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled, and Shopping Neuquen may not recover its original investment. Although APSA is hoping for a favorable resolution to our proposal, there can be no assurance as to the final outcome of the negotiations.

       HOTELS

       At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Perez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Inter-Continental in Buenos Aires which we own through our subsidiary Inversora Bolivar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C. ("Hoteles Sheraton de Argentina") and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

       The following chart shows certain information regarding our luxury hotels:

                                     HOTELES


       HOTEL         ACQUISITION  IRSA'S    ROOMS    AVERAGE   AVG. PRICE   ACCUMULATED SALES FOR FISCAL YEAR      BOOK
                        DATE      INTEREST         OCCUPATION   PER ROOM   YEAR ENDED JUNE 30 (PS. 000) (1)      VALUE AS
                                                                                                                 OF JUNE
                                                                                                                30 2002 (2)
                                     %                  %         PS.       2002         2001         2000       (PS. 000)
----------------------------------------------------------------------------------------------------------------------------
Llao Llao               6/97       50        158       53        204        8,186       8,453       17,136       12,906
Inter-Continental      11/97       50        312       40        168       10,431      16,335       22,262       33,023
Sheraton Libertador     3/98       80        200       52        149       10,846      16,083       19,668       30,365
                                             ---       --        ---       ------      ------       ------       ------
   TOTAL                                     670       48        174       29,463      40,871       59,066       76,294
---------------------------------------------------------------------------------------------------------------------------

       (1)  Proportional to the Company's actual interest for each period.
       (2) Represents 100% of the hotel's book value including facilities and goodwill. Proportional to the Company's interest.

       HOTEL LLAO LLAO, SAN CARLOS DE BARILOCHE, PROVINCE OF RIO NEGRO. Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the city of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1930. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters, 147 rooms and 14 suites. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World and is currently being managed by Compania de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the city of Buenos Aires.

       HOTEL INTER-CONTINENTAL, CITY OF BUENOS AIRES. Hotel Inter-Continental is located in the downtown city of Buenos Aires neighborhood of Monserrat, adjacent to the Inter-Continental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Perez Companc. The hotel's meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facilities with swimming pool. The hotel was completed in December 1994 and has 314 rooms. The hotel is managed by the Inter-Continental Hotels Corporation, a United States Corporation.

       HOTEL SHERATON LIBERTADOR, CITY OF BUENOS AIRES. Hotel Sheraton Libertador is located in downtown city of Buenos Aires at the corner of the streets Cordoba and Maipu, one block from Galerias Pacifico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation.

       INTERNATIONAL REAL ESTATE ACTIVITIES

       As of June 30, 2001, we participated in an international strategic alliance in Brazil. In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios, companies through which we held our interests in Venezuela. On February 28, 2002, we sold all of our interest in Brazil Realty for a total amount of US$ 44.2 million.

       The following chart shows IRSA's strategic alliances as of June 30, 2002.


                               STRATEGIC ALLIANCES


                  COUNTRY             IRSA'S         RESULTS FOR IRSA AS OF JUNE 30, (1)           BOOK VALUE AS      PARTNER
                                      SHARE          2002           2001           2000           OF JUNE 30 2002
BRAZIL REALTY     Brazil              0.00          (3,378)        17,040         17,477                 -          Elie Horn
FVI               Venezuela           0.00             -            542          (10,747)                -          Velutini Group
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               (3,378)        17,582          6,730                 -
----------------------------------------------------------------------------------------------------------------------------------


(1)  The Company's proportional equity value in the period's results.


       BRAZIL REALTY

       Until February 2002, when we sold our subsidiary Brazil Realty, we participated in the Brazilian real estate market through Brazil Realty which was engaged in: a) the acquisition and operation of office and shopping center properties for rental, and b) the acquisition and development of properties, and vacant land, to be used as office and retail properties for rental and/or sale, and as residential properties for sale. Brazil Realty primarily focuses its activities in the Sao Paulo real estate market, Brazil's largest consumer and industrial market.

       At the time we sold Brazil Realty, we owned 49,3% of the voting capital stock of Brazil Realty, through our wholly owned subsidiary Ritelco S.A. Brazil Realty's shares are listed and traded on the Sao Paulo Stock Exchange and trade in the over-the-counter market in the United States in the form of American Depositary Shares (NASDAQ symbol: BRZD).

       FONDO DE VALORES INMOBILIARIOS

       In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios, companies through which we held our interests in Venezuela, for total consideration of US$ 67.0 million.

       Loss from the sale was US$ 0.494 million, and was recorded as part of operating income under the line item "Loss from operations and holdings of real estate assets".

       TECHNOLOGY INVESTMENTS IN LATIN AMERICA

       LATIN AMERICAN ECONETWORKS N.V.

       In July 2000, together with Divine InterVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc) and Catanzaro Holding B.V., we formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles ("LAE"). LAE was conceived as a developer of software, technology and Internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to us in exchange for US$ 5.3 million in cash.

       On November 7, 2001, we sold our ownership in Latin American Econetworks for Ps. 5.2 million.

       IRSA TELECOMUNICACIONES N.V.

       In the fourth quarter of fiscal year 2000, we had invested US$ 3.0 million, -in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa, a provider of satellite capacity to Internet service providers, and Alternativa Gratis, an Internet service provider (the "Companies"). At that date, the Companies were development stage companies with no significant operations. Between July 2000 and August 2000, we, together with Dolphin Fund Plc (formerly Quantum Dolphin Plc), increased our respective investments in the Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000,
(i) we formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies and (ii) Dolphin Fund Plc (formerly Quantum Dolphin Plc), the previous majority shareholder of the Companies and us contributed our respective ownership interest in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the reorganization, we held a 49.36% interest in ITNV and Dolphin Fund Plc. held a 20,13% interest.

       On December 27, 2000, the shareholders of ITNV entered into a shareholders agreement with new investors in ITNV, namely Quantum Industrial Partners LDC and SFM Domestic Investment LLC, under which such new investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the shareholders agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$
6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; in both cases plus any accrued or declared but unpaid dividends.

       ALTOCITY.COM

       Altocity.Com, is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com, is a wholly owned subsidiary of E-Commerce Latina S.A., ("E-Commerce Latina"), an Internet venture between APSA and Telefonica de Argentina S.A. ("Telefonica"), where each of them have a 50% interest. Previously, APSA's partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefonica; but on April 27, 2001, Telinver notified APSA that it had transferred its holdings in E-commerce Latina to Telefonica.

       Altocity.Com's goal is to make the shopping experience informed, quick, interactive and personalized. Altocity.Com primarily derives its revenues from sales of products on its website and to a lesser extent from sales of advertising and sponsorships and a fixed amount charged to retailers.

       Altocity.Com began operating its web site on June 1, 2000, and by June 30, 2002, had more than 30,000 registered users. The site offers a product supply of approximately 320,000 items from over 66 retailers that are classified into 16 categories such as apparel, books, music and home appliances. The site's "url address" www.altocity.com, is visited monthly by approximately 84,077 visitors on average.

       In connection with the formation of E-Commerce Latina, on December 15, 1999, APSA entered into a shareholders' agreement with Telinver. On April 27, 2001, Telinver notified APSA that it had assigned that agreement to Telefonica. Pursuant to the shareholders agreement, Telinver contributed to E-Commerce Latina US$ 5 million upon execution, and an additional US$ 5.0 million on June 15, 2000 in return for its 50% ownership position. APSA contributed intellectual property rights in exchange for its 50% ownership interest.

APSA and Telinver made additional capital contributions of US$ 5 million each, during April 2001, and agreed to make optional capital contributions to be approved by E-Commerce Latina's board of directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by APSA.

       The shareholders' agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

       o our obligation to remain as APSA's controlling shareholder and of Grupo Telefonica to control Telinver or any successor;

       o the determination of the election of the members of the board of directors;

       o    terms for notices of the shareholders meetings; and

       o certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and "tag along" rights.

       POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

       The following is a discussion of our investment objectives and policies, financing policies and policies with respect to certain other activities. These policies may be amended or revised from time to time at the discretion of our board of directors without the approval of our stockholders.

       INVESTMENT OBJECTIVES AND POLICIES

       We intend to achieve our objectives by means of:

       o the acquisition and development of residential properties primarily for sale,

       o the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes,

       o the acquisition, development and operation of shopping center properties,

       o    the acquisition and operation of luxury hotels, and

       o the acquisition of undeveloped land reserves for future development or sale.

       Our strategy is to increase our cash flow, revenues and asset value through the continuous expansion of our diversified portfolio of properties and assets by means of the purchase, development and operation of real property, either individually or in association with third parties, in all our business segments.

       We may change our current policy regarding any of these activities without the need for a vote from the securities holders.

       Throughout the past three years the rental of office and retail properties have been our main activities, whereas the acquisition and development of residential properties for sale and the operation of luxury hotels have become secondary activities as a result of the economic recession. We have made no acquisitions of undeveloped land reserves during this period.

       Going forward, we expect to continue to focus on rental activities of both office and retail space as main activities, while we believe we will not continue with the development of residential properties for sale until we see clear signs of a recovery in the Argentine economy. The operation of luxury hotels will probably remain a secondary activity.

       Historically, the acquisition of undeveloped land reserves has been the only activity in which the main objective was to obtain capital gains, while the rest of our business segments are mostly income producing activities. Nevertheless, in the past, we have sold, and we expect to continue selling in the future, properties which belong to other business segments, with the intention of producing a capital gain.

       We originate mortgage loans to stimulate the sale of units within our development projects. Most of this mortgage portfolio was sold in December 2001, but we have granted a small number of new loans subsequent to that date.

       We may purchase rental properties for long-term investment or sell such properties, in whole or in part, when it is advisable according to the circumstances. In addition, we may purchase properties for development and sale in whole or in part when it is advisable according to the circumstances. We do not have a policy with respect to particular holding periods for our properties and may dispose of them in whole or in part at any time we deem appropriate. We have and may continue to invest in real estate through subsidiary corporations or participate with other Argentine or foreign entities in property ownership through strategic alliances or other types of co-ownership entities that we may or may not control. We currently contemplate acquiring additional properties located in Argentina and other countries in Latin America through strategic alliances.

       In the past, we have not invested in mortgage pools nor have sold or transferred to third parties our loans secured by mortgages pursuant to our seller financing programs for purchasers of units in our development properties. However, in light of the recent development of the legal framework for the secondary market for mortgages in Argentina, there can be no assurance that we will not engage in this type of transaction in the future.

       We have in the past and may in the future make secured loans to third parties in connection with our real estate operations.

FINANCING POLICIES

         In the past we have obtained financing by means of share offerings, the use of fixed and variable rate debt instruments and short-term credit lines. We may in the future incur additional indebtedness whenever the board considers it appropriate. Management expects that additional financing could be necessary, and will be obtained through a combination of the methods listed above or through other types of financing, such as mortgages and the issue of debt instruments backed by assets. See "Operating and Financial Review and Outlook - Liquidity and Capital Resources".

         Our short term financing policy will be focused on obtaining the refinancing of our foreign current liabilities, extending the terms of maturities and lowering interest rates, rebuilding our working capital and substantially improving our financial burden

OTHER POLICIES

         We have issued and may issue senior debt securities. See "Operating and Financial Review and Outlook - Liquidity and Capital Resources". We may also invest in debt securities or shares in other entities not involved in real estate. In the last four years we have not issued securities in exchange for property. Between the months of January and March 1999, we purchased 2,432,932 of the Company's outstanding shares, and between May and October 2000 we acquired 20,729,472 of our own shares. Shareholder's meetings held on October 28, 1999 and October 30, 2000 approved the distribution of this shares. In addition, between November 2000 and January 2001 we acquired 4,587,285 Company shares, which are at present held in portfolio. Currently we have no plans to repurchase own shares, unless it is determined to be beneficial to our shareholders, and as long as the market conditions guarantee such an action in the context of that allowed by our by-laws, legislation and applicable regulations.

DIVIDEND POLICY

         Pursuant to Argentine law, the distribution and the payment of dividends to shareholders is valid only if it results from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The board of directors may declare interim dividends, in which case each board member and member of the Supervisory Committee will be severally responsible for the return of such dividends if at the end of the fiscal year in which such interim dividends were paid the realized liquid profits were to be insufficient to allow the payment of such dividends. The approval , amount and payment of dividends are subject to the approval of our shareholders at our annual general meeting. In view of their ability to exercise significant influence over the selection of board members, our principal shareholders have the power to control the declaration, amount and payment of dividends, subject to Argentine legislation and our Company's by-laws.

       The board submits the annual report and balance sheet of the Company for the previous fiscal year together with the reports from the Supervisory Committee for the approval of the annual general meeting of shareholders. The annual ordinary shareholders' meeting called to approve the annual report and financial statement and to determine the distribution of the Company's net income for the year must be held prior to October 30 each year. In accordance with Argentine law and our bylaws, liquidated and realized profits for each fiscal year are distributed as follows:

       - 5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

       - a certain amount determined at a shareholders' meeting is allocated to the compensation of our directors and the members of our supervisory committee; and

       - dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines are distributed.

       According to the rules issued by the Argentine Comision Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered within three months of the holding of the annual general meeting that were to have approved them.

       If and when our Company declares and pays dividends on its ordinary shares, the holders of global share certificates in the Company, each representing the right to receive 10 ordinary shares (the "GDS") at the corresponding registration date shall have the right to receive the dividends due on the ordinary shares underlying the GDSs subject to the term of the Modified Ordered Deposit Contract dated December 12, 1994, signed between our Company, The bank of New York and the eventual holders of the GDSs. Cash dividends are to be paid in pesos, and except in certain circumstances they will be converted by the Depository into dollars at the rate of exchange in force at the date of conversion and shall be paid to the holders of the GDSs net of any commission on the distribution of dividends, costs and conversion charges, taxes and official dues.

       In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share. At our shareholders' meeting which was held on October 30, 2000, our shareholders approved the distribution of 20,729,472 treasury shares to be distributed pro rata among our shareholders.

       The following table sets forth the dividend payout ratio and the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates. See "Exchange Rates".

                                                PAYMENTS (1)
       YEAR DECLARED              CASH DIVIDENDS            STOCK DIVIDENDS            TOTAL PER SHARE
-------------------------         --------------        ---------------------       --------------------
                                     (Pesos)                    (Pesos)                    (Pesos)
1995.....................              0.094                      0.06                       0.154
1996.....................              0.092                        --                       0.092
1997.....................              0.110                        --                       0.110
1998.....................              0.060                      0.05                       0.110
1999.....................              0.076                      0.04                       0.116



                                                                              36



2000.....................                 --                      0.20                       0.204
2001.....................                 --                        --                          --


----------
(1) Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.


       During the fiscal year ended June 30, 2001, we suffered a loss of Ps.
59.9 millions. Consequently, in order to maintain adequate liquidity levels, to reduce our outstanding debt and our financial burden, we did not pay any cash dividends.

       Under certain of our debt obligations, we have specific limitations regarding the distribution of dividends. In accordance with our syndicated credit facility for US$ 80 million, neither we nor our subsidiaries are able to pay dividends or make any other distribution or debt or equity repurchase, except for certain restricted subsidiary payments to us. Restricted payments can be made only if no event of default has occurred, or would occur as a result of such payment, and no financial covenants have been violated during the prior calculation period. Moreover, as agreed upon the issuance of the floating rate notes, if we do not fulfill any of our obligations, neither we nor our subsidiaries will be able to pay dividends in cash directly or indirectly through payments of bonds, compensation, loans, forgiveness of debt, or any other distribution, in money or kind, to shareholders, or fees to directors, except that our subsidiaries may distribute dividends to us, to be used to pay off the floating rate notes.

       During fiscal year ended June 30, 2002 we had a net loss of Ps. 499.6 million. Consequently, we currently intend to maintain the same policy as last year, to be discussed at our next shareholder's meeting, to distribute no dividends unless and until we return to profitability.

       Although we hope to distribute cash dividends in the future, we cannot assure that we will be able to do so.

       TAKING OF DECISIONS AND INTERNAL CONTROL OF THE COMPANY

       Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors

       The executive committee is responsible for the management of the day-to-day business delegated by the board of directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

       o designate the managers and establish the duties and compensation of such managers;

       o    grant and revoke powers of attorney on behalf of us;

       o hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

       o    enter into contracts related to our business;

       o    manage our assets;

       o enter into loan agreements for our business and set up liens to secure our obligations; and

       o    perform any other acts necessary to manage our day-to-day business.

       The supervisory committee (Comision Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders' meetings. See "Management and Administration".

                                SUBSEQUENT EVENTS

       The following events have taken place subsequent to June 30, 2002, the year-end closing date.

         SALE OF MADERO 1020 OFFICES - On July 31, 2002 the Company sold floor 21 located at the office tower of Madero 1020 for an amount of US$ 410,000, paid in the form of Ps.1,488,300. On August 2, 2002 the Company sold floor 15 for an amount of US$ 400,000 and on August 29, 2002 the Company sold floor 23 for an amount of US$ 365,000, both floors located in this same building.

         EXCHANGE AND PERMUTATION OF SHARES IN COMPANIES ARSA, BARSA AND BAT&FCSA.- On August 16, 2002, the Company signed an agreement with RAGHSA for the distribution of the 5M site within Antiguo Puerto Madero in the City of Buenos Aires. The redistribution of costs and construction commitments for the sites that had been assumed with Corporacion Antiguo Puerto Madero S.A. (CAPM), the adjustments of the remaining commitments and obligations also assumed with CAPM and the exchange of the shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA and BAT&FCSA, respectively.

         As a result of this distribution the Company now owns 100% of the capital stock of BAT&FCSA, while our 50% holding in ARSA and BARSA was transferred to RAGHSA S.A.

         ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF APSA - On August 20, 2002, APSA ended its subscription period for the first branch for up to US$ 50 million of bonds convertible into ordinary shares of APSA of a Ps.0.1 nominal value each. In this sense, IRSA has subscribed a total amount of US$ 27.7 million of the convertible notes of APSA.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

       The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the years indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements.


                                                          AS OF AND FOR THE YEAR ENDED JUNE 30, (1)
                                                          -----------------------------------------
                                                               2002                      2001
                                                          -----------------       -----------------
                                                          $                         $
Sales                                                         211,319                     339,843
Costs                                                        (121,355)                   (172,024)
Gross profit                                                   89,964                     167,819
Selling expenses                                              (34,332)                    (33,748)
Administrative expenses                                       (37,643)                    (50,740)
Loss on purchasers rescissions of sales
   contracts                                                       27                         (14)
(Loss) gain from operations and holdings of
   real estate assets, net                                    (64,956)                     (6,305)
Operating income                                               46,940                      77,012
Net (loss) income in equity investments.                       (1,967)                    (10,323)
Financial results, net                                       (432,220)                   (103,302)
Other income (expenses), net                                   (8,511)                     (5,624)
(Loss) income before taxes, preacquisition
   earnings and extraordinary items                          (489,638)                     49,237
Income tax                                                     (9,981)                     (5,063)
Net (loss) income ordinary                                   (499,619)                     54,300
Extraordinary loss                                                  -                      (5,653)
Net (loss) income                                            (499,619)                    (59,953)
Net (loss) income per share                                     (2.41)                      (0.29)
Net (loss) income per GDS                                      (24.08)                      (2.89)

BALANCE SHEET DATA
Cash and current investments                                   61,627                     100,237
Inventories                                                    70,688                      92,182
Mortgages and leases receivable, net                           15,139                     104,254
Total current assets                                          136,308                     221,875
Non-current investments                                       526,348                     699,893
Fixed assets, net                                             338,794                     419,375
Total assets                                                1,144,715                   1,494,549
Short-term debt (2)                                           565,572                     352,091
Total current liabilities                                     606,060                     385,661
Long-term debt (3)                                                867                      28,848
Total non-current liabilities                                   3,021                      34,497
Shareholders' equity                                          460,416                     960,035

OTHER FINANCIAL DATA
EBITDA(4)                                                      84,436                     120,766
Depreciation and amortization                                  21,033                      23,103
Capital expenditures(5)                                        76,601                      72,755
Net cash provided by (used in):
Operating activities                                           47,325                      95,894
Investing activities                                          (17,426)                     72,755
Financing activities                                          (37,867)                   (164,648)


(1) In thousands of constant Argentine Pesos of June 30, 2002, except for ratios and weighted average number of shares outstanding. Includes adjustment by inflation as of June 30, 2002. Sums may not total due to rounding.
(2) Includes short-term loans, the current mortgages payable and the current portion of the seller financing.
(3) Includes long-term loans, non-current mortgages payable and the non-current portion of the seller financing.
(4) EBITDA is net income plus, when previously deducted, expenses for consolidated interest, consolidated income tax, consolidated depreciation, consolidates amortization of intangibles and losses derived from operations and holdings of real estate and other non-monetary items that reduce or increase net income, plus cash dividends received from non-consolidated subsidiaries less any income derived from the valuation of investments in affiliated companies using the equity method of accounting and minority interests. EBITDA should not be considered as an alternative to (i) net income as an indicator of the Company's operating return, or (ii) the flow of funds of the operating activities of our Company, as an indicator of liquidity. Does not include income from subsidiaries.
(5) Includes the purchase of inventories, fixed assets and long-term investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following management's discussion and analysis of financial condition and results of operations should be read together with the Company's financial statements and their notes. For the purposes of the following analysis we have considered "Audited Consolidated Financial Statements" to be our audited consolidated financial statements and notes corresponding to the fiscal year ended June 30, 2002 and 2001.

VARIABILITY OF QUARTERLY RESULTS

       A principal source of our revenue is rental income derived from leases of office and retail properties and sales of developed properties. Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties. No assurance can be given that our period to period results of operations will not continue to vary as a result of periodic property sales.

       CONSOLIDATION

       The consolidated statements of income were prepared on a proportionate consolidation basis. As of July 1, 1996, we have used the "proportionate-consolidation method" of accounting for our investments in which we exercise control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to our consolidated financial statements relating to income-statement items have been also prepared on a proportionate consolidation basis. We calculate the proportionate-consolidation method by applying our percentage ownership interest to the historical financial statements of our equity method investments. We consider this method more appropriately reflect our results of operations and the integration of our core businesses. The use of the proportionate-consolidation method has been approved by the Argentine Comision Nacional de Valores.

       Although the use of the proportionate consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of our consolidated statements of income, it does not impact our consolidated shareholders' equity or net earnings. Note 14 to the consolidated financial statements we presented the income statements in accordance with the Technical Resolution N(o) 4 of F.A.C.P.C.E. reporting
(i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and (ii) minority interest in earnings or losses of controlled subsidiaries.

       In accordance with the terms of Resolution 3/02 issued by the Professional Council in Economic Sciences in the Autonomous city of Buenos Aires and Resolution 415/02 of the Comision Nacional de Valores the Company's financial statements contemplate the effects of changes in the purchasing power of the currency as of January 1, 2002.

       REVENUE RECOGNITION

       We primarily derive our revenues from domestic and international office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. The proportionate consolidation method has not been used for balance sheet and cash flows purposes. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries. All revenues are stated net of taxes levied on sales.

       DEVELOPMENT AND SALE OF PROPERTIES. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

       Construction of such residential development properties is done pursuant to "turn-key" contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

       We record revenue from the sale of properties when all of the following criteria are met:

       o    the sale has been consummated;

       o we have determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

       o    our receivable is not subject to future subordination; and

       o we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

       We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

       The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

       Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

       LEASES AND SERVICES FROM OFFICE AND OTHER BUILDINGS. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

       LEASES AND SERVICES FROM SHOPPING CENTER OPERATIONS. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant's monthly gross retail sales which generally ranges between 4% and 8% of tenant's gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

       Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

       Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

       We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

       CREDIT CARD OPERATIONS. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

       HOTEL OPERATIONS. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day.

       INTERNATIONAL OPERATIONS. On February 28, 2002, we sold all of our 49.3% interest in Brazil Realty, a company operating in Brazil, whose business primarily comprises the same type of operations conducted by us in Argentina.

       All revenues are state net of taxes levied on sales.

       RENTAL PROPERTY DEPRECIATION

       We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities and five years for furniture and other equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

       EFFECT ON US OF RECENT DEVALUATION AND ECONOMIC CRISIS

       All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply.

       The rate of gross domestic product growth of Argentina dropped to a negative 5.0% during the first two quarters of 2001 and dropped to a negative 16% during the first quarter of 2001. In May 2002, unemployment rate rose to 22.0%. Other relevant economic indicators have not been showing signs of recovery. In conclusion, the economic crisis, the lower level of activity in the Argentine economy and the increase in the unemployment rate during all the fiscal year have detrimentally affected our profitability.

       On December 23, 2001, President Adolfo Rodriguez Saa declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified this decision. On January 7, 2002, the National Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso with the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$
1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation is expected to have a material adverse impact on our financial position and the results of our operations. Our board of directors is currently analyzing the impact of the new legislation and has begun conversations with our creditors for renegotiations of existing agreements. Additionally, we will initiate negotiations with tenants regarding the terms of our lease agreements as called for in the new legislation.

       As described above, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance. We have been negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of the economic measures summarized above and the devaluation of the Argentine Peso. During fiscal year 2002, we suffered a net loss of Ps. 499.6 million and as of June 30, 2002, we have a working capital deficiency of Ps. 469.8 million. Additionally, we are not in compliance with certain restrictive covenants under our syndicated credit facility and our floating rate notes, conditions which constitute events of default and permit the holders of such notes to accelerate their maturity. Due to the continuing effects of economic recession, the unavailability of financial credit and the succession of recent economic measures adversely affecting the normal operations of the banking and payments system, we were unable to make the schedule payments upon maturity of our floating rate notes and our syndicated credit facility on September 9, 2002 and July 31, 2002. Our management has successfully negotiated with the holders of our floating rate notes and the lenders under our syndicated credit facility to extend both maturities to September 30, 2002.

       EFFECTS OF INFLATION

       From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, inflation has not affected our financial condition and results of operations. The following are annual inflation rates' figures published by the Ministry of Economy of Argentina:


          YEAR ENDED JUNE 30,     CONSUMER PRICE INDEX     WHOLESALE PRICE INDEX
     ------------------------     --------------------     ---------------------
     1997                                 0.9%                      0.1%
     1998                                 1.1%                     -1.9%
     1999                                -1.4%                     -5.3%
     2000                                -1.2%                      4.4%
     2001                                -0.3%                     -1.6%
     2002                                30.5%                     95.6%


       The Public Emergency Law authorizes the executive branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the executive branch creates a significant risk that inflation will increase materially, and we have no means of hedging and protecting ourselves from the risks of inflation.

       EFFECTS OF INTEREST RATE FLUCTUATIONS

       We are highly leveraged and are materially affected by interest rate fluctuations. Almost all of our U.S. dollar-denominated indebtedness bears variable interest rates that have increased substantially during the year 2001. An increase in interest rates may significantly increase our financial costs and materially affect our financial condition and our results of operations.

       EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS

       From April 1, 1991, until the beginning of 2002, the Convertibility Law No. 23,928 was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level during the fiscal year 2001 and the subsequent interim period.

       The primarily economic change announced by the current Argentine government in January 2002 was the devaluation of the Peso. Most of our lease contracts and a significant portion of our liabilities are denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgage receivables, leases and services and other receivables, because many of our customers have Peso-denominated revenue streams and will therefore experience a relative increase in their U.S. dollar-denominated liabilities compared to their Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result, are likely to affect the market price of our GDSs in the United States.

       SUSPENSION OF THE APPLICATION OF SECTION 206 OF THE ARGENTINE CORPORATIONS LAW

       As of June 30, 2002, the negative results recorded by our Company absorbed more than 50% of capital and reserves. Section 206 of the Argentine corporations law establishes mandatory capital reduction when such a situation exists. However in view of the crisis that Argentina is undergoing, Executive Branch Decree 1269 suspended the application of this section until December 10, 2003.

       OPERATING COSTS AND EXPENSES

       ALLOCATION OF SELLING EXPENSES TO BUSINESS SEGMENTS

       Selling expenses related to the shopping centers, hotels and international segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding those located in shopping centers, based on the cost center which incurred the selling expense.

       ALLOCATION OF ADMINISTRATIVE EXPENSES TO BUSINESS SEGMENTS

       Administrative expenses (other than those expenses we incurred for the benefit of all the business segments) related to our shopping centers, hotels and International business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. Administrative expenses include management fees paid, if any, to the managers of such segments. The remaining administrative expenses are allocated to the different segments, based on the cost center in which they are incurred, as follows:

       o administrative expenses related to all business segments, as those corresponding to the board of directors, are allocated among each segment pro rata on the basis of their respective assets;

       o administrative expenses incurred by certain departments associated with specific segments are allocated to such segments; and

       o 70% of the remaining administrative expenses are allocated to the development and sale of properties segment, and 30% to the offices and other non-shopping center rental properties segment.

       ALLOCATION OF RESULTS FROM THE  RESCINDING OF TOWERS

       This results derive from the purchasers recessions of sales contracts for units in Torres de Abasto in APSA and are allocated to "Sales and Developments".

       ALLOCATION OF RESULTS FROM OPERATIONS AND THE HOLDING OF REAL ESTATE
       ASSETS

       These results are allocated to the segment that generates them.

       ALLOCATION OF OTHER EXPENSES AND NET INCOME TO BUSINESS SEGMENTS

       FINANCIAL RESULTS, NET. Includes interest income, gain (loss) on financial operations, financing expenses, gain (loss) on exposure to inflation, exchange differences and miscellaneous income (expense) allocable to each segment, as described below:

       INTEREST INCOME AND GAIN (LOSS) ON FINANCIAL OPERATIONS. Only those related to the International, shopping center and hotel segments were separately allocated to such segments, as each of them manage their own financial surpluses. The remaining amounts in this respect have been allocated to "financial operations and others" because they are not directly related to any segment in particular.

       FINANCING EXPENSES. Concerning the international, shopping center and hotel segments, only the proportional financing expenses incurred in Brazil Realty, Fondo de Valores Inmobiliarios, APSA and hotels have been considered. The remaining proportional consolidated financing expenses have been apportioned to the sales and development, office and others, hotel segments and the column headed "financial operations and others " pro rata in the basis of the total assets allocated to each such segment.

       GAIN (LOSS) ON EXPOSURE TO INFLATION, EXCHANGE DIFFERENCES AND MISCELLANEOUS. In the case of the business International, Shopping Center and Hotels are presented in the same business that was generated. The other is presented in "Others" in proportion to the assets related.

       NET INCOME IN AFFILIATED COMPANIES. These have been allocated to the related segments. Regarding the income/loss related to the investments in IRSA Telecomunicaciones and Latin American Econetworks, they have been allocated to "financial operations and others" because they are not related to any segment in particular.

       OTHER INCOME (EXPENSES). Only those related to the international, shopping center and hotel segments were separately allocated to such segments. The remaining amounts in this respect have been allocated to "financial operations and others" because they are not directly related to any segment in particular.

       INCOME TAX. The income tax applicable to each segment was separately applied to each such segment.

       EXTRAORDINARY LOSS. The extraordinary loss applicable to each segment was separately applied to each such segment.

       BUSINESS SEGMENT REPORTING

       We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are development and sales of properties, office and other non-shopping center rental properties, shopping centers, hotel operations, international, financial operations and others. The consolidated statements of income were prepared on a proportionate consolidation basis. As of July 1, 1996, we used the "proportionate-consolidation method" of accounting for our investments in which we exercise control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this section reflects the results of operations of our controlled and jointly-controlled subsidiaries on a proportionate basis.

       A general description of each segment follows:

       Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

       Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties from tenants.

       Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which consist of commissions and financing income.

       Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

       International. This segme nt includes the results of operations of our equity investments in:

       Brazil (which we sold in February 2002) for all periods presented; and

       Venezuela (which we sold in December 2000) for the period ended June 30, 2001.

       Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For the fiscal year 2001 and the year ended June 30, 2002, this segment also includes the loss in our equity investees relating to Internet, telecommunications and other technology-related activities.

       We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net segment income. We are not dependent on any single customer.

       The following tables show certain operating data by business activity:



                                                  FOR THE FISCAL YEAR 2002 (IN MILLIONS OF PESOS)
                          ----------------------------------------------------------------------------------------------
                                        OFFICES AND                                           OTHER
                                        NON-SHOPPING
                          DEVELOPMENT      CENTER
                          AND SALE OF      RENTAL                     SHOPPING       HOTEL
                          PROPERTIES     PROPERTIES   INTERNATIONAL   CENTERS      OPERATIONS      OTHERS         TOTAL
                          ------------  ------------  -------------   --------     ----------      -------        ------
Sales................           45.2          34.3          24.8          77.6           29.5          --          211.3
Costs................          (37.4)        (10.7)        (14.1)        (38.4)         (20.8)         --         (121.4)
Gross profit.........            7.8          23.6          10.8          39.2            8.7          --           90.0
Selling expenses.....           (3.7)         (0.5)         (4.6)        (22.3)          (3.3)         --          (34.3)
Administrative
expenses.............           (9.0)         (5.0)         (3.8)        (11.2)          (8.7)         --          (37.6)
Loss on purchasers
rescissions of sale
contracts............           (0.0)           --            --            --             --          --            0.0
(Loss) gain from
operations and
holdings of real
estate assets, net...          (30.8)        (41.7)         31.5         (23.9)            --          --          (65.0)
Operating income
(loss)...............          (35.6)        (23.6)         33.9         (18.3)          (3.4)         --          (46.9)
Financial results,
net..................          (18.5)        (14.8)         (3.6)          8.9          (15.5)     (388.6)        (432.2)
Net loss in equity
investments..........             --            --           0.4          (3.9)            --         1.5           (2.0)
Other income
(expenses), net......             --            --           0.0          (4.7)           0.2        (4.0)          (8.5)
(Loss) income before
taxes and
extraordinary loss...          (54.1)        (38.4)         30.8         (18.1)         (18.7)     (391.1)        (489.6)
Income tax...........           (0.6)         (3.3)         (4.5)         (1.3)          (0.1)       (0.1)         (10.0)
Net (loss) income
ordinary for the year          (54.7)        (41.8)         26.2         (19.4)         (18.7)     (391.2)        (499.6)
Extraordinary loss...             --            --            --            --             --          --            --
Net (loss) income
for the year.........          (54.7)        (41.8)         26.2         (19.4)         (18.7)     (391.2)        (499.6)
Total assets.........          354.0         273.4          26.1         299.6          114.4        77.2        1,144.7




                                                  FOR THE FISCAL YEAR 2001 (IN MILLIONS OF PESOS)
                          ---------------------------------------------------------------------------------------------
                                        OFFICES AND
                                           OTHER
                                        NON-SHOPPING
                          DEVELOPMENT      CENTER
                          AND SALE OF      RENTAL                     SHOPPING       HOTEL
                          PROPERTIES     PROPERTIES   INTERNATIONAL   CENTERS      OPERATIONS      OTHERS         TOTAL
                          -----------   ------------  -------------   --------     ----------      ------         -----
Sales................           89.8          45.6          69.1          94.5        40.9            --          339.8
Costs................          (68.2)         (8.9)        (31.0)        (36.8)      (27.1)           --         (172.0)
Gross profit.........           21.6          36.7          38.1          57.7        13.8            --          167.8
Selling expenses.....           (8.5)         (0.5)         (8.7)        (11.4)       (4.7)           --          (33.8)
Administrative
expenses.............          (13.4)         (6.3)         (7.2)        (14.1)       (9.8)           --          (50.7)
Loss on purchasers
rescissions of sale
contracts............            0.0            --            --            --          --            --            0.0
(Loss) from
operations and
holdings of real
estate assets, net...           (3.8)         (1.9)         (0.6)           --          --            --           (6.3)
Operating income.....           (4.1)         28.1          21.6          32.2        (0.8)           --           77.0
Financial results,
net..................          (25.0)        (20.0)        (14.4)        (28.1)       (8.5)        (14.5)        (110.3)
Net loss in equity
investments..........            0.0            --          (1.3)         (1.4)         --          (7.6)         (10.3)
Other income
(expenses), net......             --            --           0.0          (0.2)        0.2          (5.7)          (5.6)
(Loss) income before
taxes and
extraordinary loss...          (29.1)          8.1           5.9           2.5        (9.0)        (27.7)         (49.2)
Income tax...........            0.0          (2.4)         (1.9)         (0.8)        0.0            --           (5.1)
Net (loss) income
ordinary for the year          (29.1)          5.7           4.0           1.7        (8.9)        (27.7)         (54.3)
Extraordinary loss...             --            --            --            --        (5.7)           --           (5.7)
Net (loss) income
for the year.........          (29.1)          5.7           4.0           1.7       (14.6)        (27.7)         (60.0)
Total assets.........          419.4         335.0         142.0         326.0       117.1         155.1        1,494.6

-----------

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2002 AND 2001.

       TOTAL SALES

       Total sales decreased 37.8%, from Ps. 339.8 million in the fiscal year ended June 30, 2001 to Ps. 211.3 million in the fiscal year ended June 30, 2002, on account of a decrease in sales in all segments of our activity. This decrease was primarily attributable to the severe and ongoing recession that the Argentine economy is undergoing and, therefore, it is paralyzing our operations that are mostly conducted in Argentina.

       Development and sale of properties. Sales from development and sale of properties decreased 49.6%, from Ps. 89.8 million for the fiscal year ended June 30, 2001 to Ps. 45.2 million for the fiscal year ended June 30, 2002. The decrease in sales in the development and sale of properties segment was attributable to: (i) the Ps. 21.6 million decrease in sales from the residential communities of Abril and Villa Celina; (ii) the Ps. 12.0 million decrease in sales of undeveloped parcels of land, on account of the non-recurrence of sales of Dique IV and Monserrat made in 2001; (iii) the Ps. 4.7 million decrease in the sales of other real property primarily resulting from the lack of recurrence of sales in Serrano 250, Sarmiento 580, Av. de Mayo 701, Madero 1020 and Montevideo 1975, partially offset by new sales during fiscal year 2002 of the real properties on Santa Fe 1588, Rivadavia 2243 and Libertador 498 and finally
(iv) the Ps. 5.2 million reduction in interest income from financed sales primarily due to the sale on October 2001 of a significant portion of our real estate loans to Banco Sudameris Argentina S.A.. See "Business - Development Property".

       Offices and other . Sales from Offices and other decreased 24.9% from Ps.
45.6 million during the fiscal year ended June 30, 2001 to Ps. 34.2 million during the fiscal year ended June 30, 2002. This decrease is primarily due to:
(i) a 22.1% decrease in revenues from office rents from Ps. 39.5 million in the fiscal year ended June 30, 2001 to Ps. 30.8 million in the fiscal year ended June 30, 2002 mainly due to decreases in occupancy rates in almost all rental properties and (ii) a 45.5% decrease in sales from commercial property rents from Ps. 6.2 million in the fiscal year ended June 30, 2001 to Ps. 3.4 million in the fiscal year ended June 30, 2002 mainly due to the sales of the properties: Florida 291, Santa Fe 1588 and Montevideo 1975. See "Business--Offices and Other Rental Properties".

       Shopping centers. Sales from Shopping Centers went down by 17.9%, from Ps. 94.5 million during the fiscal year ended June 30, 2001 to Ps. 77.6 million for the fiscal year ended June 30, 2002. The decrease in revenues from leases and services is mainly due to the recession that the Argentine economy has been suffering for over 4 years, which has resulted in a decrease in sales of tenants giving rise to a fall in both occupancy rates and revenues from minimal rent and goodwill in all our shopping centers. The general occupancy rate of our shopping centers decreased from 94% as of June 30, 2001 to 92% as of June 30, 2002.

       Hotels. Sales from hotels went down 27.9%, from Ps. 40.9 million for the fiscal year ended June 30, 2001 to Ps. 29.5 million for the fiscal year ended June 30, 2002, due to a decrease in the average occupancy level of hotels from 58% in 2001 to 44% in 2002, as well as a decrease in rates, giving rise to a decrease in the sales from Hotel Sheraton Libertador of Ps. 5.2 million, from Hotel Intercontinental of Ps. 5.9 million and from Hotel Llao Llao of Ps. 0.3 million during this year. See "Business - Hotels".

       International. Sales from international operations decreased 64.1%, from Ps. 69.1 million for the fiscal year ended June 30, 2001 to Ps. 24.8 million for the fiscal year ended June 30, 2002, mainly due to a decrease in the sales of Brazil Realty and the effect of the sale of FVI on the sales of the international segment during this fiscal year. Sales from Brazil Realty went down by 61.9%, from Ps. 65.2 million for the fiscal year ended June 30, 2001 to Ps. 24.8 million for the fiscal year ended June 30, 2002, due to the significant decrease in sales in Brazilian Reais between both fiscal years and in particular due to the non recurrence during 2002 of the sales of the JK Financial Center and Brasilinvest offices and the sale of our equity interest in such company in February 2002. See "Business--International".

       TOTAL COSTS

       Total costs decreased 29.5%, from Ps. 172.0 million for the fiscal year ended June 30, 2001 to Ps. 121.4 million for the fiscal year ended June 30, 2002, mainly due to lesser costs from Development and Sale of properties, Hotels and International, which decrease was partially offset by an increase in the costs related to the operation of Offices and other and Shopping Centers. Total costs as a percentage of sales increased from 50.6% for the fiscal year ended June 30, 2001 to 57.4% for the fiscal year ended June 30, 2002.

       Development and Sale of properties. The costs of Development and Sales of properties decreased 45.1%, from Ps. 68.2 million for the fiscal year ended June 30, 2001 to Ps. 37.4 million for the fiscal year ended June 30, 2002, due to fewer sales of real properties. The costs of Development and Sale of properties as a percentage of sales from Development and Sale of properties increased from 75.9% for the fiscal year ended June 30, 2001 to 82.7% for the fiscal year ended June 30, 2002.

       Offices and other. Costs of Offices and other rose by 19.9%, from Ps. 8.9 million for the fiscal year ended June 30, 2001 to Ps. 10.7 million for the fiscal year ended June 30, 2002. The costs of Offices and other as a percentage of sales resulting from Offices and other increased from 19.6% for the fiscal year ended June 30, 2001 to 31.2% for the fiscal year ended June 30, 2002. The increase in the cost of Offices and other in absolute terms and as a percentage of sales is due to the decrease in the average occupancy rate from 89% during all fiscal year 2001 to 72% during all fiscal year 2002, which resulted in an increase in the maintenance costs of the unoccupied units, especially as regards common expenses. The main component of the cost of offices is represented by the depreciation of leased properties.

       Shopping Centers. The costs of Shopping Centers increased 4.3%, from Ps.
36.8 million for the fiscal year ended June 30, 2001 to Ps. 38.4 million for the fiscal year ended June 30, 2002, mainly due to the increase in the cost of rents derived from the recognition of a one-time loss for charges for expenses billed to the tenants in the fiscal year which were not recovered, which increase was partially offset by the reduction in the cost of sale of Torres de Abasto and the cost of Tarjeta Shopping operations. The costs of Shopping Centers as a percentage of sales resulting from Shopping Centers increased from 39.0% for the fiscal year ended June 30, 2001 to 49.5% for the fiscal year ended June 30, 2002. The main component of the cost of shopping centers in this fiscal year is represented by depreciation and amortization charges of leased properties, including the goodwill paid upon acquisition thereof.

       Hotels. Costs from hotel operations decreased 23.3%, from Ps. 27.1 million for the fiscal year ended June 30, 2001 to Ps. 20.8 million for the fiscal year ended June 30, 2002, primarily due to: (i) lower levels of activity in this segment; (ii) decrease in the constant value of the cost components of Hotels such as salaries, fees and services mainly on account of the effect of this last semester inflation and

(iii) the restructuring carried out to offset the fall in the level of occupancy so as to attain greater efficiency. Hotel operating costs as a percentage of sales from hotels increased from 66.2% for the fiscal year ended June 30, 2001 to 70.5% for the fiscal year ended June 30, 2002 primarily due to the combination of lower sales reflecting the fall in occupancy rates and to lower rates compared to the previous fiscal year together with the same incidence in both fiscal years of fixed costs such as depreciation. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

       International. Costs of international operations fell by 54.7% from Ps.
31.0 million for the fiscal year ended June 30, 2001 to Ps. 14.1 million for the fiscal year ended June 30, 2002, due to (i) lower costs in Brazilian Reais attributable both to a lower level of sales and to the sale of such company in the preceding quarter, which resulted in a Ps. 17.1 million decrease and (ii) a decrease in costs attributable to FVI as a consequence of the sale of our equity interest during the previous fiscal year. International operating costs as a percentage of sales from international operations went up from 44.9% for the fiscal year ended June 30, 2001 to 56.7% for the fiscal year ended June 30, 2002.

       TOTAL GROSS PROFIT

       As a result of the foregoing, the total gross profit decreased by 46.4% from Ps. 167.8 million for the fiscal year ended June 30, 2001 to Ps. 90.0 million for the fiscal year ended June 30, 2002.

       SELLING EXPENSES

       Selling expenses increased by 1.7% from Ps. 33.7 million for the fiscal year ended June 30, 2001 to Ps. 34.3 million for the fiscal year ended June 30, 2002, primarily due to the increase in Shopping Centers selling expenses and partially offset by the reduction in selling costs of the Hotels, International and Sales and Development segments. Selling expenses as a percentage of total revenues increased from 9.9% for the fiscal year ended June 30, 2001 to 16.2% for the fiscal year ended June 30, 2002.

       Development and Sale of properties. Selling expenses for Development and Sales decreased by 56.8% from Ps. 8.5 million for the fiscal year ended June 30, 2001 to Ps. 3.7 million during the fiscal year ended June 30, 2002, as a consequence of the decrease in sale operations during this fiscal year generating less direct selling expenses. Selling expenses of Development and Sale of properties as a percentage of sales from Development and Sale of properties decreased from 9.5% for the fiscal year ended June 30, 2001 to 8.1% for the fiscal year ended June 30, 2002. The main components of selling expenses of Development and Sale of properties are commissions and expenses from sales and advertising.

       Offices and other . Selling expenses of Offices and other increased by 1.9% from Ps. 0.47 million during the fiscal year ended June 30, 2001 to Ps.
0.48 million during the fiscal year ended June 30, 2002. Selling expenses of Offices and other properties as a percentage of sales from Offices and other increased from 1.0% for the fiscal year ended June 30, 2001 to 1.4% for the fiscal year ended June 30, 2002.

       Shopping Centers. Selling expenses of Shopping Centers rose by 96.1% from Ps. 11.4 million for the fiscal year ended June 30, 2001 to Ps. 22.3 million for the fiscal year ended June 30, 2002, resulting mainly from the increase in bad debts charges, that was partially offset with a decrease in advertising expenses, salaries and bonuses. Selling expenses of Shopping Centers as a percentage of sales from Shopping Centers increased from 12.0% for the fiscal year ended June 30, 2001 to 28.7% for the fiscal year ended June 30, 2002. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

       Hotels. Selling expenses dropped 30.0% from Ps. 4.7 million during the fiscal year ended June 30, 2001 to Ps. 3.3 million for the fiscal year ended June 30, 2002, primarily due to a decrease in advertising expenses and to a lesser extent a decrease in salaries and social security contributions in all Hotels. Selling expenses of Hotels as a percentage of sales from Hotels decreased from 11.6% for the fiscal year ended June 30, 2001 to 11.3% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and salaries.

       International. Selling expenses of international operations decreased by 47.3% from Ps. 8.7 million for the fiscal year ended June 30, 2001 to Ps. 4.6 million for the fiscal year ended June 30, 2002, basically due to (i) a drop in selling expenses of FVI of Ps. 0.2 million as a result of the sale of such Company in the previous fiscal year and (ii) a decrease in selling expenses of Brazil of Ps. 3.9 million as a result of the fall in the sale operations during this fiscal year, which originated less direct selling expenses, and of the sale of our equity interest in Brazil in February 2002. Selling expenses as a percentage of sales from international operations increased from 12.6% for the fiscal year ended June 30, 2001 to 18.4% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and commissions.

       ADMINISTRATIVE EXPENSES

       Administrative expenses decreased by 25.8%, from Ps. 50.7 million for the fiscal year ended June 30, 2001 to Ps. 37.6 million for the fiscal year ended June 30, 2002, due to lower expenses in all the segments. As a percentage of sales, administrative expenses rose from 14.9% for the fiscal year ended June 30, 2001 to 17.8% for the fiscal year ended June 30, 2002. The main components for the fiscal year are salaries and social security contributions, fees and compensations for services and depreciation and amortization.

       Development and Sale of properties. Administrative expenses of Development and Sale of properties decreased by 33.2% from Ps. 13.4 million for the fiscal year ended June 30, 2001 to Ps. 9.0 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, principally due to the effect of inflation during the last semester. Administrative expenses of Development and Sale of properties as a percentage of sales from Development and Sales increased from 15.0% for the fiscal year ended June 30, 2001 to 19.8% for the fiscal year ended June 30, 2002.

       Offices and other. The administrative expenses of Offices and other fell by 21.0% from Ps. 6.3 million for the fiscal year ended June 30, 2001 to Ps. 5.0 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, mainly due to the effect of inflation during the last semester. Administrative expenses of Offices and other as a percentage of the sales from this segment increased from 13.8% for the fiscal year ended June 30, 2001 to 14.5% for the fiscal year ended June 30, 2002.

       Shopping Centers. Administrative expenses of Shopping Centers decreased by 20.1%, from Ps. 14.0 million for the fiscal year ended June 30, 2001 to Ps.
11.2 million for the fiscal year ended June 30, 2002 due to a general fall in administrative expenses, especially salaries and social security contributions, fees and compensations for services. Administrative expenses of Shopping Centers as a percentage of sales from Shopping Centers decreased from 14.9% for the fiscal year ended June 30, 2001 to 14.5% for the fiscal year ended June 30, 2002. The main components of administrative expenses of Shopping Centers are salaries, fees for services and fees paid to Directors.

       Hotels. Administrative expenses of Hotels dropped by 11.1% from Ps. 9.8 million for the fiscal year ended June 30, 2001 to Ps. 8.7 million during the fiscal year ended June 30, 2002, basically due to the decrease during this fiscal year of all the administrative expenses of Llao Llao, Intercontinental and Sheraton Libertador Hotels, and especially due to reductions in fees for services, salaries and social security contributions. Administrative expenses of hotels as a percentage of sales from the hotel operation rose from 24% during the fiscal year ended June 30, 2001 to 29.6% during the fiscal year ended June 30, 2002. The main components of administrative expenses of the hotel operation are salaries, fees for services, depreciation and amortization.

       International. Administrative expenses of international operations decreased by 47.4%, from Ps. 7.2 million during the fiscal year ended June 30, 2001 to Ps. 3.8 million during the fiscal year ended June 30, 2002, mainly due to (i) a decrease in administrative expenses of FVI of Ps. 0.9 million as a result of the sale of such company in 2001 and (ii) a decrease in the administrative expenses of Brazil of Ps. 2.4 million. Administrative expenses as a percentage of sales from international operations increased from 10.4% during the fiscal year ended June 30, 2001 to 15.2% during the fiscal year ended June 30, 2002.

       LOSS ON PURCHASERS' RESCISSIONS OF TORRES SALES CONTRACT, NET

       The losses resulting from the rescission of Torres de Abasto sales contracts varied from a loss of Ps. 0.01 million in the fiscal year ended June 30, 2001 to a profit of Ps. 0.03 in the fiscal year ended June 30, 2002.

       RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET

       Results from operations and holdings of real estate assets, net, showed a Ps. 58.7 million loss change between both fiscal years, from a Ps. 6.3 million loss for the fiscal year ended June 30, 2001 to a Ps. 65.0 million loss for the fiscal year ended June 30, 2002. This decrease results mainly from the net result between (i) the gain obtained from the sale of our equity interest in Brazil Realty which amounted to Ps. 31.5 million in this fiscal year; (ii) the non-recurrence in 2002 of the Ps. 1.0 million loss attributable to the sale of our equity interest in FVI recognized in 2001 and (iii) the Ps. 91.2 million loss from the impairment of long-lived assets, which rose from Ps. 5.7 million during 2001 to Ps. 96.9 million during 2002. This Ps. 91.2 million loss from the impairment of long-lived assets between both fiscal years, was distributed among our segments as follows: (a) Development and Sales: Ps. 27.0 million, (b) Offices and Others: Ps. 39.8 million and (c) Shopping Centers: Ps. 24.4 million.

       OPERATING INCOME

       As a result of the foregoing, the total operating income decreased from a Ps. 77.0 million gain during the fiscal year ended June 30, 2001 to a Ps. 46.9 million loss during the fiscal year ended June 30, 2002.

       Development and Sale of properties. Operating results from Development and Sales of properties showed an improvement, from a Ps. 4.1 million loss for the fiscal year ended June 30, 2001 to a Ps. 35.6 million loss for the fiscal year ended June 30, 2002.

       Offices and other. The operating results from Offices and other decreased from a Ps. 28.1 million profit for the fiscal year ended June 30, 2001 to a Ps.
23.6 million loss for the fiscal year ended June 30, 2002.

       Shopping Centers. The operating results from Shopping Centers decreased from a Ps. 32.2 million profit for the fiscal year ended June 30, 2001 to a Ps.
18.3 million loss for the fiscal year ended June 30, 2002.

       Hotels. The operating results from hotels increased from a Ps. 0.8 million loss for the fiscal year ended June 30, 2001 to a Ps. 3.4 million loss for the fiscal year ended June 30, 2002.

       International. The operating results from international operations increased 57.0% from Ps. 21.6 million for the fiscal year ended June 30, 2001 to Ps. 33.9 million for the fiscal year ended June 30, 2002. The operating margin for international operations increased from 31.3% for the fiscal year ended June 30, 2001 to 136.7% for the fiscal year ended June 30, 2002.

       FINANCIAL RESULTS, NET

The total net financial results reflected an increase from a loss of Ps. 110.3 million during the fiscal year ended June 30, 2001 to a loss of Ps. 432.2 million during the fiscal year ended June 30, 2002. The total increase in financial results was primarily due to: (i) the increase in the net loss of Ps.
294.9 million as compared to the previous fiscal year due to the joint effect of the peso devaluation and inflation, the impact of foreign currency denominated net debts, partially offset by a Ps. 84.6 million reduction in financing expenses, which dropped from Ps. 100.7 million during 2001 to Ps. 16.1 million during 2002 as a result of the impact of the negative actual financing interest rate on our loans and (ii) an increase in the loss for financial transactions for Ps. 113.4 million as compared to 2001, mainly due to the fall in the value of the stock of Banco Hipotecario, to losses connected with investments such as Telecom stock, Pro1 bonds and FRB and the drop in the quotation of Quantum Fund during this fiscal year.



       NET (LOSS) -- INCOME IN COMPANIES SECTION 33, LAW 19,550

       The net results derived from affiliated companies showed an 80.9% reduction from a loss of Ps. 10.3 million during the fiscal year ended June 30, 2001 to a loss of Ps. 2.0 million during the fiscal year ended June 30, 2002, mainly due to a reduction in the loss derived from IRSA Telecomunicaciones investment for an aggregate amount of Ps. 8.0 million. .

       OTHER INCOME (EXPENSES), NET

The other income (expenses), net line increased 51.3% from a loss of Ps. 5.6 million during the fiscal year ended June 30, 2001 to a loss of Ps. 8.5 million during the fiscal year ended June 30, 2002, basically due to: (i) the loss originated during the current fiscal year by the new tax on bank credits and debits for Ps. 1.8 million; (ii) the Ps. 1.3 million decrease in the results from the repurchase of Negotiable Obligations of Alto Palermo in the open market, from an income of Ps. 1.2 million during 2001 to a loss of Ps. 0.2 million during 2002; (iii) the loss resulting from a contingency due to lawsuits of Alto Palermo for Ps. 3.5 million, mainly resulting from a provision for a lawsuit brought by Carrefour supermarket in connection with the construction of Paseo Alcorta shopping center, which decreases were partially offset by (iv) lower charges from gifts and non-computable VAT as compared to the previous fiscal year for Ps. 3.7 million.

       ORDINARY LOSS BEFORE TAXES

       As a consequence of the factors described above, the ordinary loss before taxes and extraordinary results showed an increase from a Ps. 49.2 million loss during the fiscal year ended June 30, 2001 to a loss of Ps. 489.6 million during the fiscal year ended June 30, 2002.

       INCOME TAX AND MINIMUM PRESUMED INCOME TAX

       Income tax increased 97.1% from Ps. 5.1 million during the fiscal year ended June 30, 2001 to Ps. 10.0 million during the fiscal year ended June 30, 2002, mainly due to the net variation between (i) the increase during the current fiscal year of IRSA's Minimum Presumed Income Tax charges by Ps. 3.6 million, as an income tax recovery for such amount was computed during 2001 as a result of the amendments of Law 25,360, and of Brazil's Income Taxe by Ps. 1.6 million; and (ii) the reduction during this fiscal year of the Income Tax charges of APSA group by Ps.
0.2 million and FVI by Ps. 0.2 million, due to the sale of this company during the previous fiscal year.

       ORDINARY LOSS FOR THE FISCAL YEAR

       As a consequence of the factors described above, the ordinary loss before extraordinary results showed an increase from a Ps. 54.3 million loss during the fiscal year ended June 30, 2001 to a loss of Ps. 499.6 million during the fiscal year ended June 30, 2002.

       EXTRAORDINARY LOSS

       During the fiscal year ended June 30, 2002 no extraordinary results were registered as compared to the fiscal year ended June 30, 2001, when they amounted to a loss of Ps. 5.7 million due to our share in the results recognized by Llao Llao Resorts S.A. as a consequence of adjustments in the provisions recorded in connection with a lawsuit brought by the National Parks Administration (Administracion de Parques Nacionales).

       NET LOSS FOR THE FISCAL YEAR

       As a consequence of the factors mentioned above, the net loss for the fiscal year changed from a loss of Ps. 60.0 million during the fiscal year ended June 30, 2001 to a loss of Ps. 499.6 million during the fiscal year ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

       The following table summarizes the statement of cash flows for the years ended June 30, 2002 and 2001, respectively.


                                                      YEAR ENDED JUNE 30
                                                    2002                2001
                                                     (IN MILLION OF PESOS)
       Net proceeds generated by (used in)
       Operations                                    47.3               95.9
       Investment activities                        (17.5)              72.8
       Financing activities                         (37.9)            (164.6)


       Historically our principal requirements for funds have arisen from the purchase and development of property. We have mainly sought financing through the issue of debt and shares to obtain funds to cover our needs. We expect funds from our operations to form the main source to meet our working capital needs.

       As of June 30, 2002 we had working capital deficit of Ps. 469.8 million. At the same date we held funds for a total of Ps. 25.3 million. As of June 30, 2001 we held funds for a total of Ps. 33.3 million.

       During the fiscal year ended June 30, 2002, the main source of liquidity for our Company were the funds generated by operations for a total amount of Ps.
47.3 million. The sale of inventory generated an increase in funds of Ps. 52.8 million and the reduction in receivables from sales and rentals generated a further increase of Ps. 38.0 million. This increase in funds was offset by an increase in current investments and other receivables for Ps. 29.5 million. The overall net variation generated a reduction in funds for Ps. 14.0 million.

       Our investing activities resulted in net cash outflows of Ps. 17.5 million for fiscal year 2002. The sale of Brazil Realty generated an inflow of funds of Ps. 103.3 million, which was offset by the granting of loans to our subsidiary APSA for Ps. 94.1 million. Investments were also made in fixed assets for Ps. 21.1 million, mainly in the purchase of "Costero Dique IV" office building for Ps. 18.4 million. The remaining investments in related companies generated a net reduction of Ps. 2.7 million and were applied to land reserves for Ps. 3.0 million, of which Ps. 2.2 million was invested in Dique III.

       Financing activities during the year required an application of funds of Ps. 37.9 million, having applied Ps. 187.5 million to the settlement of loans and receiving Ps. 151.3 million under the same heading. Also during this year we have repaid debt from the purchase of subsidiaries for Ps. 1.8 million.

       We plan to continue with the sale of non-core assets to be able to obtain funds to repay our debt. We consider that the refinancing of our existing debt and the sale of non-strategic assets, together with our funds generating activities will provide us with the necessary working capital to cover our needs.

OUR INDEBTEDNESS

       Our total outstanding debt as of June 30, 2002 was Ps. 566.4 million compared to Ps. 380.9 million as of June 30, 2001. Out of the Ps. 566.4 million outstanding as of June 30, 2002, Ps. 564.7 million corresponded to short term bank debt and the rest was debt from the purchase of shares in related companies, Ps. 0.8 million being short term and Ps. 0.7 million long term. The increase in total debt as of June 30, 2002, compared to June 20, 2001 has been mainly due to the effect of devaluation on our loans in foreign currency. We have already begun to negotiate with our creditors to refinance the debt over the long term under new conditions, and we expect to reach an agreement shortly.

       Pursuant to Decree No. 214, part of our indebtedness was "pesified," although a large portion, governed by foreign laws continued to be dollar-denominated. "Pesified" indebtedness is to be adjusted by the CER index.

       Between January and June of 2002, we repaid "pesified" short-term debt in an aggregate amount of Ps. 46.7 million with the proceeds of the sale of Brazil Realty and cash from operations, using rescheduled time deposits as payment. Repayment was made at discounts on the original U.S. dollar value of the debt and on the converted Peso value of the debt.

       Syndicated Credit Facility and Floating Rate Notes. On May 24, 2000, we entered into a US$ 80 million syndicated loan arranged by BankBoston N.A. with an original maturity on July 31, 2001. Loans under this syndicated credit facility bear interest at three-month LIBOR plus a margin of 500 basis points.

       Amounts owing under the syndicated credit facility are payable in U.S. dollars. Although final maturity on the loan agreement was on July 31, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, we agreed with the holders of our credit facility to reschedule maturity to September 30, 2002. We hope to renegotiate this facility under new conditions, by that date.

       On December 18, 2000, we issued US$ 43.5 million unsecured Class 2 floating rate notes due December 24, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our floating rate notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our floating rate notes and to date have been able to obtain short-term deferrals of our obligation to pay such matured notes. On February 8, 2002, we agreed with our holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on September 9, 2002, principal and interest on the floating rate notes must be paid in full on September 30, 2002. The capitalization of interest due on September 9, 2002 was also agreed upon with the holders.

On May 15, 2002, we repurchased a portion of the notes, which resulted in a reduction of the outstanding amount to US$ 40.1 million. We are currently negotiating with the note holders the available alternatives for the repayment of these notes.

       The floating rate notes and the syndicated credit facility include various restrictive covenants, which among other things, require us to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, repurchases of stock and investments. As of June 30, 2001, we stopped complying with certain financial covenants in our floating rate notes and our syndicated credit facility. To avoid possible acceleration from debtors, we obtained waivers to these financial covenants from the lenders under the syndicated credit facility and several amendments were agreed on with the holders of floating rate notes.

       As of June 30, 2002, we were not in compliance with certain of the financial covenants under the floating rate notes and syndicated credit facility, and a waiver had been granted by the respective holders banks in relation to such covenants.

       Subordinated Intercompany Loan to APSA. On February 8, 2002 we and Parque Arauco, principal shareholders of APSA, subordinated the collection of loan receivables granted by us to APSA to the repayment of principal and interest on APSA's US$ 120 million Senior Notes and on its short-term debt.

       Loan to Hoteles Argentinos. In January 2001, our subsidiary Hoteles Argentinos S.A., owner of 100% of Hotel Sheraton Libertador, obtained a US$ 12.0 million loan from BankBoston N.A. The maturity date is January 2006 and the loan bears interest on a quarterly basis at LIBO rate plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not pesified and remains in U.S. dollars due to the fact it is governed by New York law.

       Other Loans Recently Repaid. On October 11, 2001, Banco Galicia granted us a Ps. 7.0 million loan with a one-year maturity. The loan accrued interest at Encuesta corregida rate (rate reported daily by Argentine Central Bank which represents the average paid by banks on 30-35 day dollar denominated deposits of over Ps. 1,000,000) plus 500 basis points. According to Decree No. 214, this loan was pesified. In May 2002 we repaid this loan in full at a discount to its Peso value by tendering rescheduled time deposits in payment.

       Cyrela Loan. On August 29, 2001 we obtained a loan from Cyrela Capital Management Ltd. for US$ 10.0 million. This loan was payable on June 5, 2002 and accrued interest at 12% annually. This loan was secured by pledging 8,089,800 shares and 591,020 ADSs of Brazil Realty. We repaid this loan in full upon the sale of our interest in Brazil Realty in February 2002.

       Issue of negotiable obligations convertible into ordinary shares of IRSA. The Ordinary and Extraordinary shareholders' meeting of IRSA, held on March 8, 2002, authorized the issue of negociable obligations convertible into ordinary shares of th Company with a par value of Ps. 1 each and one vote per share, for up to an amount of US$ 100 million, which were to accrue interest at a fixed rate of between 6% and 12% p.a. payable six monthly in arrears with a conversion price arising out of the market price of our shares plus a premium of up to 10%, to be determined by the board, with stock option warrants attached for exercise at a conversion price plus a premium of between 20% and 30%. The funds generated by the issue were to be mainly assigned to the settlements of existing liabilities at that date and to subscribe to a convertible negotiable bond issue offered by APSA. The corresponding approvals from the corporate governance bodies required for this issue are currently pending.

       APSA'S INDEBTEDNESS

       In relation to the negotiable obligations for Ps. 85.0 million due April 7, 2005 APSA entered into a swap agreement with Morgan Guaranty Trust to cover and reduce the interest rate of such notes, converting part of the Peso-denominated fixed rate debt into U.S. dollar-denominated floating rate debt. However, due to the economic situation, the political instability and the depreciation of the Argentine public debt, there was a negative deviation of the performance of the swap agreement that required the modification of the original terms.

       To solve the problem, resort was made to the experience of the managers to achieve a higher degree of certainty regarding the situation. As a result, on July 20, 2001, APSA signed a new swap agreement that eliminated the implicit rate risk in Peso/dollar futures, avoiding worse consequences for the Company. To achieve this change it was necessary to set up a deposit in guarantee for US$ 50 million. Both ourselves and Parque Arauco S.A., as its principal shareholders, have granted loans to enable the constituting of the guarantee required by the swap. The remaining principle was financed out as part of its working capital.

       During December 2001, the swap was partially settled, with a reduction in the amount of the transaction from US$ 85 million to US$ 69.1 million, while at the same time the repurchase was carried out of its negotiable obligations denominated in Pesos due April 7, 2005, for a nominal value of Ps. 15.5 million under par value. The two transactions together led to a loss to APSA of Ps. 0.3 million.

       With regard to the negotiable obligations for Ps. 120 million due in January 2005, during the year there have been certain lags in the ratio for interest cover to EBITDA covenanted. For this reason, the board of APSA called special meetings of noteholders that were held on November 15, 2001 and February 18, May 3 and August 22, 2002. At these meetings a succession of limited waivers were obtained for this non-compliance, the last of which was valid through the presentation of its Financial Statements as of September 30, 2002.

       In the case of the negotiable obligations for Ps. 85 million, in view of the fact that an agreement has still not been reached with the noteholders, non-compliance with the financial commitments meant that APSA was unable to take on any debt in addition to that which it held as of September 2001.

       The devaluation of the Argentine peso was accompanied by a decision to "pesify" by decree contracts signed in foreign currency between private parties that were ruled by the Argentine law. As a result, its negotiable obligations for Ps. 120 million were converted into Pesos, as was 100% of its short term bank debt and 100% of the debt due to shareholders. As a consequence, its debt was left mainly denominated in Pesos.

       Nevertheless, although after the devaluation much of our debt was "pesified", as indicated above, the application of a "Reference Stabilization Index (CER) to this debt has meant a significant increase in its value, leading to excessive financial charges.

       In a highly dynamic manner, in a clear demonstration of business agility, the Company's management raised the possibility of settling a large part of our debt with banks making use of two alternatives that resulted in a significant reduction of the financial burden. These options were:

             o payment of principal and interest with rescheduled Time Deposits that enable a saving of approximately 20% of the amount to be paid; or 20

             o pre payment of 100% of the principal and interests in cash with a similar discount to the 20% obtained in the settlement of time deposits.

       Issue of negotiable obligations convertible into ordinary shares of APSA. The Ordinary and Extraordinary shareholders meeting of APSA, held on December 4, 2001, authorized the issue of convertible bonds convertible into common stock of APSA with a par value of Ps. 0.10 each and one vote per share, for up to an amount of US$ 100 million, which were to accrue interest at a fixed rate of 10% p.a. payable semi-annually in arrears with a conversion price of between Ps.
0.10 and Ps. 0.15, to be
determined by the board. The funds generated by the issue were to be assigned to the settlement of existing liabilities at that date.

       On August 30, 2002, APSA concluded the period for preferential subscription for Series I for up to US$ 50,000,000 in book-entry negotiable obligations convertible into ordinary shares with a par value of US$ 0.10 each. IRSA subscribed to a total of US$ 27.2 million of these convertible negotiable obligations.

       We consider that in our industry success requires a substantial liquidity to maintain flexibility and take advantage of real estate opportunities at the moment they arise. As a result, we generally tend to keep liquidity at a high level. We invest our liquid assets mostly in time deposits and occasionally in the stock of local companies and Argentine Government securities, to take advantage of market opportunities. In addition, we also invest in securities and bonds issued by foreign companies. In future, our need to avoid becoming a PFIC -Passive Foreign Investment Company - as regards the tax treatment applicable to its shareholders in the USA, or in an investment company under the terms of the 1940 Investment Company Act in the USA, could restrict our ability to make certain short term investments.

       The issue of the convertible notes has allowed APSA to pay an important portion of its existing debt as of March 2002. The funds obtained have been allocated to the full repayment of (i) short-term bank debt which, as of March 31, 2002, came up to approximately Ps. 39.0 million, and (ii) the amount of Ps.
47.0 of the senior secured notes.

                                   MANAGEMENT

BOARD OF DIRECTORS

       Our administration and management is the responsibility of our board. Our by-laws lay down that the board will be made up of a minimum of eight and maximum of fourteen full directors and eight to fourteen alternate directors. We are managed by a board of directors, which is composed of nine directors and four alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at an ordinary shareholders' meeting.

       Our current board of directors was elected at a shareholders' meeting held in October 2001. Three of the directors elected on that shareholders' meeting have resigned. On March 21, 2002, our board of directors accepted the resignation of our former director Gary Gladstein and on May 17, 2002, our board of directors accepted the resignation of our former directors Enrique A. Antonini and Emilio J. Cardenas. As of today, none of the directors that resigned have been replaced. Our current directors are as follows:


                NAME                              POSITION                   CURRENT POSITION HELD SINCE
-------------------------------------------------------------------------------------------------------------
Eduardo S. Elsztain                     Chairman of the board                           1991
M. Marcelo Mindlin                      First Vice-chairman of the                      1991
                                        board
Saul Zang                               Second Vice-chairman of the                     1994
                                        board
Ernesto M. Vines (with licence)         Director                                        1991
Oscar P. Bergotto                       Director                                        1994
Fernando A. Elsztain                    Director                                        1999
A. Gabriel Juejati                      Director                                        1999
Jeremiah W. O'Connor                    Director                                        1999
Alejandro G. Elsztain                   Director                                        2001
Salvador D. Bergel                      Alternate Director                              1996
Juan C. Quintana Teran                  Alternate Director                              1996
Gabriel A.G. Reznik                     Alternate Director                              1999
Thomas Quinn                            Alternate Director                              1999



       The following is a brief biographical description of each member of our board of directors:

       Eduardo S. Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management. He is chairman of the board of directors of APSA, SAPSA, Dolphin Fund Management, Hoteles Argentinos and Cresud among others; he is also vice-chairman of Banco Hipotecario S.A. and E-Commerce Latina S.A. He is Fernando A. Elsztain's cousin and Alejandro G. Elsztain's brother.

       M. Marcelo Mindlin. Mr. Mindlin obtained a degree in economics from the Universidad de Buenos Aires and a master degree in business administration at the Centro de Estudios Macroeconomicos de Buenos Aires. He is the vice-chairman of the board of directors of APSA, Dolphin Fund Management, Hoteles Argentinos and Cresud; and director of Banco Hipotecario S.A.

       Saul Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is founding partner of the law firm Zang, Bergel & Vines. He is also the second vice-chairman of Cresud and vice-chairman of Puerto Retiro and Fibesa; a director of APSA, Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.; and an alternate director of SAPSA.

       Ernesto M. Vines. Mr. Vines obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of the law firm Zang, Bergel & Vines and vice-president general counsel of Banco Hipotecario S.A.. He is a director of Cresud and also an alternate director of APSA, Inversora Bolivar and Emprendimientos Recoleta.

       Oscar P. Bergotto. Mr. Bergotto is the chief treasury officer of IRSA since 1991. He has also worked in various other real estate companies. He is an alternate director of APSA and Dolphin Fund Management.

       Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been our chief commercial officer since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, Hoteles Argentinos and Tarshop; and an alternate director of Banco Hipotecario S.A. and Puerto Retiro among others. He is the cousin of Alejandro G. Elsztain and Eduardo S. Elsztain.

       A. Gabriel Juejati. Mr. Juejati has been engaged in real estate activities since 1975. He is one of the founding members of Gama Propiedades, an Argentine real estate brokerage company. He is chairman of Shopping Neuquen, Fibesa, Tarshop and Emprendimientos Recoleta; he is executive vice-chairman of APSA and vice-chairman of SAPSA. He is also a director of Nuevas Fronteras S.A. and Altocity.Com among others.

       Jeremiah W. O'Connor, Jr. Mr. O'Connor obtained a degree in economics at Holy Cross College and a masters in business administration at Harvard Business School. He is the founder and president of The O'Connor Group, a global real estate company established in 1983. He is also associate president of The Peabody Group, a sponsor of real estate opportunity funds. He is a director and trustee of TrizecHahn Corporation (Canada), Grupo Empresarial Metropolitano S.A. de C.V. (Mexico), BEG S.A. (France), Manhattan Institute, The Catholic Community Fund and Holy Cross College where he also acts as president of its endowments fund. Mr. O'Connor has been president of the International Shopping Center Council.

       Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is chairman of Inversiones Ganaderas and a director of APSA and CRESUD S.A.C.I y A. He is the brother of our chairman Eduardo S. Elsztain and is the cousin of our director, Fernando A. Elsztain.

       Salvador D. Bergel. Mr. Bergel obtained a degree in law and a Ph.D. in law from the Universidad del Litoral. He is a founding partner of the law firm of Zang, Bergel & Vines and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

       Juan C. Quintana Teran. Mr. Quintana Teran obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Vines. He has been chairman and judge of the National Court of Appeals of the City of Buenos Aires dealing in commercial matters. He is an alternate director of Cresud, APSA, Banco Hipotecario S.A. and Nuevas Fronteras S.A.

       Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for us since 1992. He formerly worked for an independent construction company in Argentina. He is a director of APSA, Emprendimientos Recoleta, Inversora Bolivar, Puerto Retiro and Nuevas Fronteras S.A. and an alternate director of Banco Hipotecario S.A.

       Thomas Quinn. Mr. Quinn obtained an undergraduate degree from Dartmouth College and a masters in sciences from Middlebury College. He acts as executive director of J.P. Morgan Capital Corporation and associate president of The Peabody Group, a sponsor of real estate opportunity funds. He has been responsible for the principal real estate investment vehicle of J.P. Morgan since 1992 and he also acted as executive director and head of the global real estate consulting business of J.P. Morgan. He is a director of TrizecHahn Corporation (Canada), Grupo Empresarial Metropolitano S.A. de C.V. (Mexico), BEG S.A. (France) and HPE Property Holding GmbH (Germany).

       Directors Eduardo S. Elsztain, M. Marcelo Mindlin, A. Gabriel Juejati, Alejandro Elsztain, Fernando A. Elsztain, Gabriel A. Reznik, Saul Zang, Oscar P. Bergotto, Juan M. Quintana, Juan C. Quintana Teran, Salvador D. Bergel and Ernesto M. Vines qualify as not independent, while the remainder are independent within the terms of Resolution No. 340 issued by the Comision Nacional de Valores.

       SYSTEMS FOR REMUNERATING DIRECTORS

       Under Argentine law, if the compensation of the members of the board of directors is not established in the bylaws of a company, it should be determined by the shareholders meeting. The maximum amount of total compensation of the members of our board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

       That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits.

       The compensation of our directors for each fiscal year is determined pursuant to Argentine corporations law, taking into consideration if the directors perform additional technical or administrative activities and our fiscal year's results. Once the amounts are determined, they are submitted to our shareholders for approval at a shareholders' meeting. We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our directors except those described. See "Systems for Remuneration of Senior Management".

       Fees received by the members of the board of directors for the fiscal year ended 2001, was Ps. 708,000, as approved by the shareholders meeting held on October 19, 2001. The members of our supervisory committee gave up their right to collect their fees for the fiscal year ended 2001. The fees corresponding to the fiscal year ended June 30, 2002 will be considered by the shareholders' meeting that will be held next October.

       EXECUTIVE COMMITTEE

       Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. An alternate member, also selected from the board of directors, serves on the executive committee in the event of a vacancy. As a result of the resignation of Enrique A. Antonini as member of the board of directors and of the executive committee, Mr. Oscar Bergotto who was an alternate member assume as member of the executive committee. Therefore, the current members of the executive committee are Messrs. Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang, and Oscar Bergotto.

       The executive committee is responsible for the management of the day-to-day business delegated by the board of directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

       o designate the managers and establish the duties and compensation of such managers;

       o    grant and revoke powers of attorney on behalf of us;

       o hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

       o    enter into contracts related to our business;

       o    manage our assets;

       o enter into loan agreements for our business and set up liens to secure our obligations; and

       o    perform any other acts necessary to manage our day-to-day business.

       SENIOR MANAGEMENT

       Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

       The following table shows information about our current senior management:



              NAME                     YEARS OLD                  POSITION               CURRENT POSITION HELD
                                                                                                 SINCE
---------------------------------- ------------------ ---------------------------------- -----------------------
Eduardo S. Elsztain                       41          Chief Executive Officer                     1991

M. Marcelo Mindlin                        37          Executive Vice-President                    1991

M. Marcelo Mindlin                        37          Chief Financial Officer                     2001

Gabriel A. Reznik                         42          Chief Technical Officer                     1992

A. Gabriel Juejati                        41          Commercial Director                         1994

Fernando A. Elsztain                      40          Commercial Director                         1994

Oscar P. Bergotto                         58          Chief Treasury Officer                      1991



       SYSTEMS FOR THE REMUNERATION OF SENIOR MANAGEMENT

       We pay our senior management pursuant to a fixed amount established taking into consideration their background, capacity and experience as well as an annual bonus which varies according to their individual performance and our overall results.

       We have entered into executive employment agreements with four executives and a contract for the participation by management in the capital stock with eight executives, the details of which are described below.

       We have not set up variable remuneration schemes, nor are there option plans or retirement or pension plans, nor any other remuneration systems for executives than those described above.

       COMPENSATION

       On October 30, 1997, our shareholders authorized us to enter into executive employment agreements with each of Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang and Oscar P. Bergotto. These employment agreements were executed on December 27, 1997 and approved by our shareholders at an extraordinary shareholders meeting on April 7, 1998. Pursuant to these employment agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto will serve in their current capacity as directors or senior managers and are restricted from participating in real estate activities in Argentina that are the same as our business activities. Under these employment agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto are each entitled to receive annual compensation in the aggregate of approximately Ps. 750,000, subject to an annual 4% increase.

       The initial term of these employment agreements is seven years, although they may be terminated prior to their expiration by us or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

       MANAGEMENT STOCK OWNERSHIP PLAN

       On October 30, 1997, our shareholders authorized us to enter into a noncontributory management stock ownership plan with eight executive officers, pursuant to which the beneficiaries were granted the right to purchase up to 24 million shares of our common stock at a purchase price equal to Ps. 1.00 per share, subject to the implementation of an equity participation agreement. In accordance with Argentine law, we established a special purpose trust for purpose of this agreement.

       On October 1, 1998, we issued 21,090,024 shares to be subscribed by the beneficiaries and, on August 31, 1999, we and the beneficiaries entered into a subscription agreement pursuant to which the beneficiaries purchased the abovementioned amount of shares at Ps. 1 per share, in the following proportions: Eduardo S. Elsztain, 56.66%; M. Marcelo Mindlin, 10.00%; Saul Zang, 5.00%; Ricardo Torres, 6.67%; A. Gabriel Juejati, 6.67%; Gabriel A. G. Reznik, 5.00%; Fernando A. Elsztain, 6.67%; and Oscar P. Bergotto, 3.33%.

       Once the participation stock was subscribed, it was placed in a trust, as laid down in the subscription contract. The trust has an original term of six years. According to the terms of this stock ownership plan and the trust, beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the trust during its term, although beneficiaries are allowed to cause the trust to sell their designated shares of common stock held by the trust in certain cases. Each of the beneficiaries financed the purchase of his respective participation stock with funds provided by certain loan agreements signed with the trust on August 31, 1999. The trust contemplated the possibility of disbursing the assets of the trust to the beneficiaries on the sixth anniversary of the inception of the trust on a pro rata basis. The trust assets shall be distributed according to the percentage of participation stock held by each of the beneficiaries under the participation contract.

       On May 31, 2001, we entered into an agreement with Ricardo Torres, our former chief financial officer, pursuant to which we and Ricardo Torres set forth our mutual agreement with respect to all matters relating to the Ricardo Torres's resignation and cessation of employment. In consideration of the mutual promises and agreements we and Mr. Torres agreed that Mr. Torres would resign as chief financial officer, we would pay Mr. Torres a lump sum cash amount equal to Ps. 95,000 and would also be entitled to continued coverage for him and his dependents under our medical and dental plans for a period of up to six months following his termination.

       On May 24, 2001, Mr. Torres entered into a purchase agreement with Eduardo S. Elsztain, one of our principal shareholders and also a beneficiary under the stock ownership plan, pursuant to which Mr. Torres sold his shares in the trust at a fixed price per share below the fair market value per share at the date of the purchase agreement.

       As the result of the sale and reallocation of Mr. Torres' shares in the trust, the interests of Mr. Eduardo S. Elsztain and Mr. Saul Zang in the shares in the trust increased to 61.66% and 6.67%, respectively.

       SUPERVISORY COMMITTEE

       The supervisory committee (Comision Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders' meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders' meeting for a term of one year. The supervisory committee is composed of 3 syndics and 3 alternate syndics: Jose D. Abelovich, Marcelo H. Fuxman and Martin Barbafina; Ruben O. Mosi, Carlos A. Rebay and Julio P. Naveyra.

       Set forth below is a brief biographical description of each member of our supervisory committee, who were elected in our annual general ordinary shareholders' meeting held on October 19, 2001:

       JOSE D. ABELOVICH. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, Lopez y Cia/PricewaterhouseCoopers and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolivar.

       MARCELO H. FUXMAN. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolivar.

       MARTIN BARBAFINA. Mr. Barbafina obtained a degree in accounting from the Universidad Catolica Argentina. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committee of APSA, Cresud, Metrovias S.A. and Grupo Concesionario del Oeste.

       RUBEN O. MOSI. Mr. Mosi obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committees of Edesal S.A., Papelera del Plata S.A. and Terminal Murchison Roman S.A.

       CARLOS A. REBAY. Mr. Rebay obtained a degree in accounting and a degree in administration from the Universidad Argentina de la Empresa. He is a partner of PricewaterhouseCoopers. He is also a member of the supervisory committees of Massalin Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

       JULIO P. NAVEYRA. Mr. Naveyra obtained a degree in accounting from the Universidad de Buenos Aires. He is a retired partner of PricewaterhouseCoopers. He is member of the supervisory committees of APSA, Cresud, La Nacion and Johnson & Johnson of Argentina.

       All of the members of the supervisory committee qulify as independent under the terms of Resolution 340 issued by the Comision Nacional de Valores, although they have provided remunerated professional assistance to companies covered by section 33 of Law No. 19.550.

                            STOCK MARKET INFORMATION

NEW YORK STOCK EXCHANGE

       Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol "IRS". The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc., acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE.



              FISCAL YEAR                                 US DOLLAR PER GDS
                                                  HIGH                  LOW
                                              ------------          -----------
              2002                            16 2/25               3 33/50
              2001                            22 2/9                13
              2000                            31 1/4                19 6/7
              1999                            33 1/2                16
              1998                            40 1/3                25 1/5
              1997                            38 1/3                24 1/5

              FISCAL QUARTER                              US DOLLAR PER GDS
                                                  HIGH                  LOW
                                              ------------          -----------
              2002
              4th quarter                     6 1/10                3 2/3
              3rd quarter                     6 2/7                 4 1/2
              2nd quarter                     9 3/4                 4 9/10
              1st quarter                     16                    9 4/5
              2001
              4th quarter                     17 1/9                13
              3rd quarter                     20 1/2                14 1/2
              2nd quarter                     20 59/64              14 1/2
              1st quarter                     22 2/9                20 1/2
              2000
              4th quarter                     28 1/3                19 6/7
              3rd quarter                     31 1/4                26 5/8
              2nd quarter                     29 3/7                24 2/3
              1st quarter                     28                    24 1/3

              MONTH                                       US DOLLAR PER GDS
                                                  HIGH                  LOW
                                              ------------          -----------
              September (FY 2003)             6 1/4                 4 3/10
              August (FY 2003)                4 1/2                 3 19/20
              July (FY 2002)                  5                     4 1/10
              June (FY 2002)                  5                     3 2/3
              May (FY 2002)                   5 2/7                 5
              April (FY 2002)                 5 3/5                 4 4/5
              March (FY 2002)                 6 1/10                4 3/5
              February (FY 2002)              5 1/3                 4 1/4
              January (FY 2002)               6 2/7                 4 1/3


------------------
Source: Bloomberg.

BUENOS AIRES STOCK EXCHANGE

         Our common shares are listed and traded on the Buenos Aires Stock Exchange under the trading symbol "IRSA". The shares began trading on the Buenos Aires Stock Exchange in the year 1948. The following table shows, for the periods indicated, the high and low closing sales price of our common shares on the Buenos Aires Stock Exchange. On October 9, 2002, the closing price for our common shares on the Buenos Aires Stock Exchange was, approximately, Ps. 2.07 per share.



              FISCAL YEAR                        PESOS PER SHARE
                                            HIGH                  LOW
                                       -------------        -------------
              2002                          1.88                  0.58
              2001                          2.23                  1.30
              2000                          3.15                  1.99
              1999                          3.37                  1.63
              1998                          4.08                  2.52
              1997                          3.84                  2.43

              FISCAL QUARTER                     PESOS PER SHARE
                                            HIGH                  LOW
                                       -------------        -------------
              2002
              4th quarter                   1.88                  1.26
              3rd quarter                   1.45                  0.76
              2nd quarter                   0.97                  0.58
              1st quarter                   1.59                  1.00
              2001
              4th quarter                   1.71                  1.30
              3rd quarter                   2.06                  1.47
              2nd quarter                   2.08                  1.46
              1st quarter                   2.23                  2.06
              2000
              4th quarter                   2.84                  1.99
              3rd quarter                   3.15                  2.66
              2nd quarter                   2.95                  2.45
              1st quarter                   2.82                  2.44

              MONTH                              PESOS PER SHARE
                                            HIGH                  LOW
                                       -------------        -------------
              September (FY 2003)           2.25                  1.47
              August (FY 2003)              1.70                  1.47
              July (FY 2002)                1.72                  1.57
              June (FY 2002)                1.87                  1.49
              May (FY 2002)                 1.88                  1.65
              April (FY 2002)               1.7                   1.45
              March (FY 2002)               1.45                  1.26
              February (FY 2002)            1.27                  1.00
              January (FY 2002)             1.03                  0.76

----------------
Source: Bloomberg.

                       IRSA INVERSIONES Y REPRESENTACIONES
                                SOCIEDAD ANONIMA
                                AND SUBSIDIARIES





                                  BOARD REPORT
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS
                               For the years ended
                             June 30, 2002 and 2001

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

                              In thousands of pesos

====================================================================================
                                                      June 30,         June 30,
                                                        2002             2001

                                                  (Notes 2 and 3)  (Notes 2 and 3)
                                                  ----------------------------------
ASSETS
------
CURRENT ASSETS
--------------
Cash and banks                                              24,831           10,530
Investments (Note 7)                                        36,796           89,707
Mortgages and leases receivables                            12,004           59,928
Other receivables (Note 5)                                  38,547           36,927
Inventory (Note 6)                                          24,130           24,783
                                                  ----------------------------------
TOTAL CURRENT ASSETS                                       136,308          221,875
                                                  ----------------------------------









NON-CURRENT ASSETS
------------------
Mortgages receivables                                        3,135           44,326
Other receivables (Note 5)                                  89,621           34,764
Inventory (Note 6)                                          46,558           67,399

Investments (Note 7)                                       526,348          699,893

Fixed assets (Note 8)                                      338,794          419,375


Intangible assets                                            3,951            6,917
                                                  ----------------------------------
TOTAL NON-CURRENT ASSETS                                 1,008,407        1,272,674
                                                  ----------------------------------
TOTAL ASSETS                                             1,144,715        1,494,549
====================================================================================

===================================================================================
                                                     June 30,         June 30,
                                                       2002             2001

                                                 (Notes 2 and 3)  (Notes 2 and 3)
                                                 -----------------------------------
LIABILITIES
-----------
CURRENT LIABILITIES
-------------------

Trade accounts payable                                     12,224           10,831
Customer advances                                           1,931            4,300
Short term-debt (Note 9)                                  564,739          350,465
Salaries and social security charges                        1,024            1,923
Taxes payable                                              12,598            8,036

Other liabilities (Note 10)                                13,544           10,106
                                                 ----------------------------------
TOTAL CURRENT LIABILITIES                                 606,060          385,661
                                                 ----------------------------------




NON-CURRENT LIABILITIES
-----------------------
Trade accounts payable                                          -              374

Long term-debt (Note 9)                                       142           26,012
Customer advances                                               -              360
Other liabilities (Note 10)                                 2,879            7,751
                                                 ----------------------------------
TOTAL NON-CURRENT LIABILITIES                               3,021           34,497
                                                 ----------------------------------
TOTAL LIABILITIES                                         609,081          420,158
                                                 ----------------------------------
Minority interest                                          75,218          114,356
                                                 ----------------------------------
SHAREHOLDERS'  EQUITY                                     460,416          960,035
                                                 ==================================
TOTAL LIABILITIES AND SHAREHOLDERS'  EQUITY             1,144,715        1,494,549
===================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Eduardo Sergio Elsztain
                                                           President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


                        CONSOLIDATED STATEMENTS OF INCOME
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001

                              In thousands of pesos

=======================================================================================================================
                                                                                       June 30,           June 30,
                                                                                         2002               2001

                                                                                   (Notes 2 and 3)   (Notes 2 and 3)
                                                                                ---------------------------------------
Mortgages, leases and services                                                            211,319             339,843
Costs of sales, leases and services                                                      (121,355)           (172,024)
                                                                                ---------------------------------------
GROSS INCOME                                                                               89,964             167,819
                                                                                ---------------------------------------
Selling expenses                                                                          (34,332)            (33,748)
Administrative expenses                                                                   (37,643)            (50,740)
                                                                                ---------------------------------------
SUBTOTAL                                                                                  (71,975)            (84,488)
                                                                                ---------------------------------------
Loss on purchasers rescissions of sales contracts                                              27                (14)
Loss from operations and holding of real estate assets (Note 11)                          (64,956)             (6,305)
                                                                                ---------------------------------------
OPERATING INCOME (NOTE 4)                                                                (46,940)              77,012
                                                                                ---------------------------------------
Financial results, net (Note 12)                                                         (432,220)           (110,302)
Net income in related companies                                                           (1,967)            (10,323)
Other income and expenses, net  (Note 13)                                                  (8,511)             (5,624)
                                                                                ---------------------------------------
LOSS BEFORE TAXES (NOTE 4)                                                               (489,638)            (49,237)
                                                                                ---------------------------------------
Income tax and asset tax                                                                   (9,981)             (5,063)
Extraordinary loss                                                                               -             (5,653)
                                                                                =======================================
LOSS FOR THE YEAR (NOTE 4)                                                               (499,619)            (59,953)
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

                    STATEMENTS OF CONSOLIDATED CASH FLOWS (1)
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001

                              In thousands of pesos

================================================================================================================================
                                                                                                June 30,         June 30,
                                                                                                  2002             2001
                                                                                            (Notes 2 and 3)   (Notes 2 and 3)
                                                                                            ------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
         Loss for the year                                                                         (499,619)          (59,953)

         ADJUSTMENTS TO RECONCILE NET LOSS TO CASH FLOW FROM OPERATING ACTIVITIES:
         o        Equity in earnings of affiliated companies                                         11,111            (6,471)
         o        Minority interest in related companies                                             (5,118)            1,459
         o        Results from the sale of fixed assets                                                   -               (29)
         o        Allowances and provisions                                                           1,314               994
         o        Amortization and depreciation                                                      21,033            23,103
         o        Loss from operations and holding of real estate assets                             41,631             5,708
         o        Financial results                                                                 301,073            39,912
         o        Income tax                                                                          6,882             3,140
         CHANGES IN ASSETS AND LIABILITIES:
         o        Increase in current investments                                                   (16,103)          (34,740)
         o        Decrease in non-current investments                                                   982                 -
         o        Decrease in mortgages and leases receivables                                       37,966            15,663
         o        Increase in other receivables                                                     (13,377)           (5,849)
         o        Decrease in inventory                                                              52,758            52,188
         o        Decrease in intangible assets                                                           -               593
         o        Increase (Decrease) in taxes payable, salaries and social
                    security and customer advances                                                      984           (12,762)
         o        Increase in accounts payable                                                        8,289             2,578
         o        Increase in accrued interest and exchange loss                                     72,222            54,957
         o        Cash dividends received                                                             2,496            19,243
         o        Increase (Decrease) in other liabilities                                           22,800            (3,840)
                                                                                            ------------------------------------
                        NET CASH PROVIDED BY OPERATING ACTIVITIES                                    47,325            95,894
                                                                                            ------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
         o        Decrease from equity interest in subsidiary companies and equity investees        119,933           134,074
         o        Payment for acquisition of subsidiary companies and equity investees              (19,322)          (52,291)
         o        Payment for acquisition of undeveloped parcels of land                             (2,952)           (2,214)
         o        Loans granted to related parties                                                  (94,077)                -
         o        Purchase and improvements of fixed assets                                         (21,058)           (6,813)
                                                                                            ------------------------------------
                        NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                         (17,476)           72,756
                                                                                            ------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
         o        Purchase of treasury stock                                                              -           (80,431)
         o        Minority shareholders contribution                                                  3,059                 -
         o        Proceeds from short-term and long-term debt                                       151,326           324,508
         o        Payment of short-term and long-term debt                                         (187,453)         (385,590)
         o        Increase in intangible assets                                                      (3,033)           (4,802)
         o        Payment of seller financing                                                        (1,766)          (18,332)
                                                                                            ------------------------------------
        NET CASH USED IN  FINANCING ACTIVITIES                                                      (37,867)         (164,647)
                                                                                            ------------------------------------
        NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                         (8,018)            4,003
        CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEAR                                            33,271            29,275
                                                                                            ------------------------------------
        CASH AND CASH EQUIVALENTS AS OF END OF YEAR                                                  25,253            33,278
================================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months. The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES



                STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos


                                                                                               June 30,        June 30,
                                                                                                 2002             2001
                                                                                            (Notes 2 and 3)  (Notes 2 and 3)
                                                                                            --------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH ACTIVITIES:

o    Increase in inventory through a decrease in fixed assets                                   36,860         23,809
o    Decrease in inventory through an increase in intangible assets                                  -            595
o    Increase in fixed assets through a decrease in inventory                                        -          2,408
o    Decrease in mortgages receivable through the trust                                         20,796              -
o    Increase in investments through a decrease in mortgages and leases receivables             20,200              -
o    Increase in other receivables through a decrease in mortgages receivables                   2,500              -
o    Increase in deffered gain through a decrease in current investments                             -          2,328
o    Increase in other current receivables through a decrease in current investments                 -         12,520
o    Increase in Minority interest through a drecrease in long-term debt                             -            293
o    Decrease in non-current investments through an increase in other liabilities               33,919              -
o    Decrease in Short and long term-debt though a decrease in investments                       5,620              -


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE ECONOMIC AND FINANCIAL POSITION OF IRSA INVERSIONES Y REPRESENTACIONES S.A. (THE "COMPANY")

         Argentina is immersed in a difficult economic climate. The prevailing indicators were a significant public debt burden, a financing system in crisis, country risk levels far above normal average and a more than four-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

         As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

         On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures though Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are been pending at the date of the issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

         Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  (continued)

         Exchange system
         ---------------

         On February 8, 2002 a single free exchange market system was established through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports.

         Deposits in financial institutions
         ----------------------------------

         As from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

         Financial debts in foreign currency
         -----------------------------------

         Debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  (continued)

         Credits and debts not related to the financial system
         -----------------------------------------------------

         The obligation to pay money denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

         Deferment of the deduction of the exchange difference from income tax
         ---------------------------------------------------------------------

         The negative net results that originate in this devaluation will be deductible from income tax as from the future five financial years.

         Recognition of the effects of changes in the purchasing power of the
         --------------------------------------------------------------------
         currency
         --------

         As established by Resolution 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution 240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No. 415 of the National Securities Commission, as from January 1, 2002 the financial statements consider the effects of changes in the purchasing power of the currency in accordance with the guidelines of Technical Pronouncement No.6 of the Argentine Federation of Professional Councils in Economic Sciences. Note 1.b to the individual financial statements provides details of this situation.

         Impact of the economic situation on the Company
         -----------------------------------------------

         The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1:  (continued)

         othese financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

         As mentioned in Note 6 to the individual financial statements at June 30, 2002, the Company was unable to meet certain financial ratios required by the negotiable obligations, so that the holders of the notes could require accelation of maturities. As mentioned in Note 15 to the consolidated financial statements, the subsidiary Hoteles Argentinos S.A. has not paid principal installments amounting to US$ 300 thousand, with original maturities set for April 29 and July 29, 2002, and an interest installment amounting to US$ 127 thousand which fell due on July 29, 2002, under the long-term loan agreement secured by a mortgage entered into with Bank Boston N.A., Buenos Aires branch.

         As a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, it is probable that the Company will be unable to meet its obligations when due. At present, Management is negotiating the mentioned liabilities.. Although Company Management understands that there are feasible alternatives, it is not possible to insure that they will be successful in implementing them and whether, once implemented, the Company can fulfill its obligations. Management estimates that the net funds provided by the issue of negotiable obligations convertible into shares described in Note 14 to the individual financial statements will be appropriated to the financing or partial settlement of the debts mentioned in Note 6.

         The financial statements have been prepared assuming that the Company will continue as a going concern. Therefoe, these financial statements do not include the effects of a possible adjustment or reclassification, if any, that might be required if the Company could be obliged to sell its assets and settle its liabilities, including contingencies in conditions different to the normal course of its business.

NOTE 2:  BASIS OF CONSOLIDATION - CORPORATE CONTROL

         a) Basis of consolidation
            ----------------------

         The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of June 30, 2002 and 2001 of IRSA Inversiones y Representaciones Sociedad Anonima, the Statements of Income

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (continued)

         included in Note 14, and the Statements of Cash Flows for the years then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions.

         All significant intercompany balances and transactions have been eliminated in consolidation.

         The following table shows the data concerning the corporate control:

                                                                              June 30,             June 30,
                                                                                2002                 2001
                                                                       ----------------------------------------
                                                                                  DIRECT OR INDIRECT % OF
                                       COMPANIES                                      VOTING SHARES
         ------------------------------------------------------------  ----------------------------------------
         IRSA International Ltd (1)                                                  -               100,00
         Ritelco S.A.(1)                                                        100,00                    -
         Home Financing S.A.                                                         -               100,00
         Palermo Invest S.A.                                                     66,67                66,67
         Abril S. A.                                                             83,33                83,33
         Pereiraola S. A.                                                        83,33                83,33
         Baldovinos S. A.                                                        83,33                83,33
         Hoteles Argentinos S. A.                                                80,00                80,00

         (1) In accordance with mentioned in Note 16 to the Consolidated Financial Statements, as of June 30, 2002 the Company decided the liquidation anticipated of IRSA International Ltd.

         The consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to the consolidated financial statements relating to income-statement items have been also prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its equity method investments. The Company considers this method more appropriately reflects the Company's results of operations and the integration of its core businesses. The use of the proportionate-consolidation method has been approved by the CNV. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company's consolidated statements of income, it does not impact the Company's consolidated shareholders' equity or net earnings.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (continued)

         Note 14 to our consolidated financial statements presents our statements of income for the years ended June 30, 2002 and 2001 prepared following the guidelines of the Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and (ii) minority interest in earnings or losses of controlled subsidiaries.

         A description of the jointly controlled investments accounted for under the proportionate consolidation method is presented as follows:

         JOINTLY CONTROLLED COMPANIES
         ----------------------------------------------------------------------------------------
                                                                      2002               2001
         Brazil Realty S.A. Empreendimentos e
         Participacoes o "Brazil Realty" (1)                             - %             49,27 %
         Alto Palermo S.A. ("APSA")                                  49,69 %             47,42 %
         Llao Llao Resort S.A.                                       50,00 %             50,00 %
         Argentine Realty S.A.                                       50,00 %             50,00 %
         Buenos Aires Realty S.A.                                    50,00 %             50,00 %
         Buenos Aires Trade & Finance Center S.A.                    50,00 %             50,00 %
         Puerto Retiro S.A.                                          33,33 %             33,33 %

         (1) During February 2002, the Company sold its equity interest in Brazil Realty

         b) Consideration of the effects of inflation

         The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the effects of inflation are being recognized in the financial statements. To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (continued)

         As a consequence of the above, the Company's financial statements are presented in constant currency of June 30, 2002, having considered that the accounting measurements restated by the change in the purchasing power of the currency until August 31, 1995 and those arising between that date and December 31, 2001 are stated in currency of the latter date.

         The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

         The Company used a conversion factor to restate the comparative financial statements in constant Argentine pesos of June 30, 2002 for comparative purposes.

         c. Reclassifications

         Certain reclassifications of prior year information have been made to conform with the current year presentation.

         d. Disposition of businesses

         Sales in jointly controlled affiliated companies incorporated abroad
         --------------------------------------------------------------------

         i) Latin American Econetworks N.V (LAE) : On November 7, 2001, the Company sold its interest in LAE for a total consideration of US$ 5,250. The price was fully collected on that date. In July 2000, this company was conceived as a developer of software, technology and internet services.

         ii) Brazil Realty S.A. Empreendimentos e Participacoes ("Brazil Realty"): As established by the agreement signed on February 28, 2002 and the First Amendment dated May 3, 2002, between Ritelco S.A, IRSA International Limited, IRSA and Creed Holding Ltd, through its subsidiary Ritelco S.A., the Company sold 100% of its participation in Brazil Realty for US$ 44,187 thousand, which had been collected in full at the date of issue of these financial statements. This operation generated a net gain amounting to $ 31,514 which is shown in the Statement of Income as "Gain from operations and holding of real estate assets" at June 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (continued)

         iii) Fondo de Valores Inmobiliarios S.A.C.A. ( "FVI" ) and Venezuela Invest Ltd. ( "Venezuela Invest"): As a result of a series of related transactions, in December 2000 the Company sold its participation in Venezuela Invest Ltd. and in Fondo de Valores Inmobiliarios S.A.C.A., Company subsidiaries in Venezuela, for an aggregate amount of US$ 67,000 thousand. This operation generated a loss of $ 966 thousand, which is shown in the Statement of Income at June 30, 2001 as Loss from operations and holding of real estate assets".

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anonima.

         a. Jointly controlled affiliated companies incorporated abroad
            -----------------------------------------------------------

            The financial statements of the related companies under joint control set up abroad, used for application of the equity method of accounting to value the investment in those companies, were converted into Argentine pesos at the year-end rate of exchange based on the financial statements of those companies stated in the currency of the country of origin. The conversion method envisages the conversion of monetary assets and liabilities at the exchange rate in force at the end of each period and the non-monetary assets and liabilities and equity accounts based on amounts adjusted for inflation, if applicable, at the exchange rate in force at the end of each period. Average exchange rates were used for the conversion of financial statements that reflect the results for the periods. The net gain/loss for monetary conversion is included in the Financial results, net.

            Since March 31, 1999, as a consequence of changes in the variables to measure fluctuations in domestic prices, and the performance of the Brazilian currency compared to the Argentine peso, IRSA International Limited has decided to value its investments in fixed assets and other intangible assets that cannot be disposed of by its subsidiary, Brazil Realty S.A. Empreendimentos e Participacoes, at their original cost in pesos, less applicable accumulated depreciation, following the calculation method laid down by Technical Resolution No. 13, which was approved by the March 1999 Resolution of the Administrative Board of the Argentine Federation of Professional Councils in Economic Sciences.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (continued)

         b. Shares and options of Banco Hipotecario S.A.
            --------------------------------------------

            The shares in Banco Hipotecario S.A. held by Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the year, less estimated selling expenses, while options were valued at restated cost as mentioned in Note 1.b) to the individual financial statements.

            Revenue Recognition
            -------------------

            See Note 4 for details on the Company's business segments. As discussed in Note 2.a., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly controlled investments.

            o Leases and services from shopping center operations
              ---------------------------------------------------

            Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

            Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

            Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (continued)

            The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

            o Credit card operations
              ----------------------

            Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

            o Hotel operations
              ----------------

            The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

            o International operations
              ------------------------

            As of June 30, 2001, the Company held a 49.27% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 2.d.ii.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTA 4:  SEGMENT INFORMATION

         The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the results of operations of the Company's controlled and jointly-controlled subsidiaries on a proportionate basis.

         A general description of each segment follows:

         o     Development and sale of properties

               This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

         o     Office and other non-shopping center rental properties

               This segment includes the operating results of the Company's lease and service revenues of office space and other non-retail building properties from tenants.

         o     Shopping centers

               This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

         o     Hotel operations

               This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4:  (continued)

         o     International

               This segment includes the results of operations of the Company's equity investments in: i) Brazil for all periods presented, as discussed in Note 2.d.ii), the Company sold its ownership interest in Brazil in February 2002, and ii) the results of operations of the equity investments in Venezuela for the period ended March 31, 2001, as discussed in Note 2.d.ii), the Company sold its ownership interest in Venezuela in December 2000.

         o     Others

               This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. For the years ended June 30, 2002 and 2001, this segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

               The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

               The accounting policies of the segments are the same as those described in Note 2 to the financial statements and in Note 3 to the consolidated financial statements.

         The following information provides the operating results from each business unit:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4:  (continued)

         As of June 31, 2002:

                                   ------------------------------------------------------------------------------------------------
                                                                                                          Financial and
                                      Sales and    Office and                    Shopping                     other
                                    developments    others (a)   International    centers       Hotels     operations        Total
                                   ------------------------------------------------------------------------------------------------
Income                                  45,202        34,250        24,820        77,585        29,462          --         211,319
Costs                                  (37,402)      (10,692)      (14,061)      (38,426)      (20,774)         --        (121,355)
Gross income                             7,800        23,558        10,759        39,159         8,688          --          89,964
Selling expenses                        (3,672)         (477)       (4,576)      (22,289)       (3,318)         --         (34,332)
Administrative expenses                 (8,971)       (4,959)       (3,773)      (11,219)       (8,721)         --         (37,643)
Loss on purchasers rescissions
  of sales contracts                        27          --            --            --            --            --              27
Results from operations and
  holding of real estate assets        (30,786)      (41,738)       31,514       (23,946)         --            --         (64,956)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                       (35,602)      (23,616)       33,924       (18,295)       (3,351)         --         (46,940)
------------------------------------------------------------------------------------------------------------------------------------
Net financial results                  (18,532)      (14,831)       (3,597)        8,855       (15,504)     (388,611)     (432,220)
Net loss in related companies             --            --             404        (3,911)         --           1,540        (1,967)
Other income and expenses, net            --            --              47        (4,744)          167        (3,981)       (8,511)
(Loss) income before taxes             (54,134)      (38,447)       30.778       (18,095)      (18,688)     (391,052)     (489,638)
Income tax and asset tax                  (569)       (3,341)       (4,533)       (1,333)          (58)         (147)       (9,981)
Income for the year                    (54,703)      (41,788)       26,245       (19,428)      (18,746)     (391,199)     (499,619)
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (b)       (5,889)        7,663           219        30,403         4,815          --          37,211
------------------------------------------------------------------------------------------------------------------------------------
Operating assets                       317,384       245,810          --         269,351       102,848          --         935,393
Non operating assets                    36,644        27,581        26,129        30,223        11,540        77,205       209,322
Total Assets                           354,028       273,391        26,129       299,574       114,388        77,205     1,144,715

(a)      Includes offices, commercial and residential premises.
(b)      Included in operating income/loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4:   (continued)

          As of June 30, 2001

                                   -------------------------------------------------------------------------------------------------
                                                                                                           Financial
                                    Sales and      Office and                  Shopping                    and other
                                   developments    others (a)   International   centers         Hotels     operations      Total
                                   -------------------------------------------------------------------------------------------------
Income                                 89,772        45,591        69,132        94,475        40,873          --         339,843
Costs                                 (68,164)       (8,914)      (31,041)      (36,829)      (27,076)         --        (172,024)
Gross income                           21,608        36,677        38,091        57,646        13,797          --         167,819
Selling expenses                       (8,500)         (468)       (8,678)      (11,364)       (4,738)         --         (33,748)
Administrative expenses               (13,429)       (6,279)       (7,169)      (14,049)       (9,814)         --         (50,740)
Loss on purchasers rescissions
  of sales contracts                      (14)         --            --            --            --            --             (14)
Results from  operations and
  holding of real estate assets        (3,793)       (1,878)         (634)         --            --            --          (6,305)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                       (4,128)       28,052        21,610        34,233          (755)         --          77,012
------------------------------------------------------------------------------------------------------------------------------------
Net financial results                 (24,981)      (19,945)      (14,347)      (28,113)       (8,452)      (14,464)     (110,302)
Net loss in related companies             (22)         --          (1,299)       (1,420)         --          (7,582)      (10,323)
Other income and expenses, net           --            --             (37)         (178)          237        (5,646)       (5,624)
Income before taxes                   (29,131)        8,107         5,927         2,522        (8,970)      (27,692)      (49,237)
Income tax and asset tax                   20        (2,404)       (1,933)         (786)           40          --          (5,063)
(Loss) income ordinary of the year    (29,111)        5,703         3,994         1,736        (8,930)      (27,692)      (54,300)
Extraordinary item                       --            --            --            --          (5,653)         --          (5,653)
Income for the year                   (29,111)        5,703         3,994         1,736       (14,583)      (27,692)      (59,953)
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (b)         659         7,480           276        33,263         5,663          --          47,341
------------------------------------------------------------------------------------------------------------------------------------
Operating assets                      392,952       316,034       133,933       307,481       110,463          --       1,260,863
Non operating assets                   26,467        18,987         8,046        18,474         6,637       155,076       233,687
Total Assets                          419,419       335,021       141,979       325,955       117,100       155,076     1,494,549

(a)      Includes offices, commercial and residential premises.
(b)      Included in operating income/loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5:  OTHER RECEIVABLES

         The breakdown for this item is as follows:

                                                                   June 30,               June 30,
                                                                     2002                   2001
                                                          -----------------------------------------------
                                                                           Non-                  Non-
                                                             Current     Current     Current    Current
                                                          -----------------------------------------------
Asset tax and prepayments                                        2,319      14,617      4,634     29,584
Value Added Tax (VAT)                                              466       1,224      6,457      2,555
C.N. Hacoaj Project                                                593           -      1,363          -
Related parties                                                    261      73,309        792      2,551
Services to be billed                                                -           -        364          -
Personnel loans and prepayments                                  2,654           -      2,107          -
Notes receivable                                                   301           -        589          -
Prepaid expenses                                                26,129           -          -          -
Debtors under legal proceedings                                      -           -      2,815          -
Sundry debtors                                                   2,418         433          -          -
Operation pending settlement                                       315           -     13,459          -
Income tax prepayments and withholdings                            333           -        886          -
Country club debtors                                               440           -      1,495          -
Tax on debits and credits                                            2           -         70          -
Trust accounts receivable                                        2,312           -          -          -
Allowance for doubful accounts                                       -           -      (342)          -
Other                                                                4          38      2,238         74
                                                          ===============================================
                                                                38,547      89,621     36,927     34,764
                                                          ===============================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:  INVENTORY

         The breakdown for this item is as follows:

                                                           June 30, 2002
                                               ------------------------------------
                                                                        Non-
                                                     Current           Current
                                               ------------------------------------
Constitucion 1111                                         3,767                -
Dique IV                                                      -            5,483
Dock 13                                                      48                -
Dorrego 1916                                                  -               12
Minetti "D"                                                   -              194
Madero 1020                                               4,730                -
Caballito plots of land                                       -           12,120
Padilla 902                                                   -              219
Pilar                                                         -            3,032
Puerto Madero Dock 5                                          -              407
Puerto Madero Dock 6                                          -              113
Rivadavia 2768                                                -              137
Sarmiento 517                                                 -              589
Torres Jardin                                               356              261
V.Celina                                                      -               48
Abril/Baldovinos                                          8,344           11,298
Alto Palermo Park                                         4,555                -
Alto Palermo Plaza                                        2,087                -
Benavidez                                                     -           12,645
Other                                                       243                -
                                               ====================================
                                                         24,130           46,558
                                               ====================================

                                                           June 30, 2001
                                               ------------------------------------
                                                                        Non-
                                                     Current           Current
                                               ------------------------------------
Constitucion 1111                                         2,330                -
Dique IV                                                      -            5,475
Dock 13                                                      51                6
Dorrego 1916                                                  -                -
Minetti "D"                                                 491              156
Figueroa Alcorta                                            430                -
Madero 1020                                                   -                -
Caballito plots of land                                       -           17,709
Padilla 902                                                   -              321
Pilar                                                         -            3,032
Puerto Madero Dock 5                                          -                -
Puerto Madero Dock 6                                          -                -
Sarmiento 517                                               428               84
Torres Jardin                                             1,759              450
V. Celina                                                    61                2
Abril/Baldovinos                                         11,872           18,838
Alto Palermo Park                                         5,452            8,666
Alto Palermo Plaza                                        1,289                -
Benavidez                                                     -           12,645
Other properties                                            184               15
Other                                                       436                -
                                               ====================================
                                                         24,783           67,399
                                               ====================================

The book value of inventories at June 30, 2002 includes the provision for impairment mentioned in Note 11 to the consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7:  INVESTMENTS

         The breakdown for this item is as follows:

                                                                         June 30,          June 30,
                                                                           2002               2001
                                                                     ------------------------------------
CURRENT
-------
Bocon Pro 1                                                                          -           12,817
Telecom Argentina                                                                    -           17,351
Banco Hipotecario S.A.                                                          11,522           21,051
Perez Companc                                                                                       788
Time deposits and money markets                                                    422           22,741
Mutual funds                                                                    24,852           13,545
Other investments                                                                    -            1,414
                                                                     ------------------------------------
                                                                                36,796           89,707
                                                                     ------------------------------------
NON-CURRENT
-----------
Alto Palermo S.A.                                                              307,246          318,465
Brazil Realty                                                                        -          133,800
Llao - Llao Resorts S.A.                                                         9,745            5,104
Alto Invest S.A.                                                                   174                -
Banco de Credito y Securitizacion S.A.                                           6,236            9,781
Latin American Econetworks N.V.                                                      -            9,658
IRSA Telecomunicaciones N.V.                                                     2,654            3,388
Banco Hipotecario S.A.                                                           6,500           32,015
IRSA I Trust Exchangeable Certificate Class B                                    1,101                -
IRSA I Trust Exchangeable Certificate Class C                                    1,767                -
IRSA I Trust Exchangeable Certificate Class D                                    6,173                -
IRSA I Trust Exchangeable Certificate Class A                                      755                -
Art work                                                                            33               33
Other investments                                                                    5                -
                                                                     ------------------------------------
                                                                               342,389          512,244
                                                                     ------------------------------------

Undeveloped parcels of land:
    Torres Jardin IV                                                             1,985            2,698
    Puerto Retiro                                                               41,170           41,530
    Intercontinental Plaza                                                       1,020                -
    Santa Maria del Plata                                                      103,213          110,244
    Pereiraola                                                                  19,439           19.349
    Buenos Aires Trade and Finance Center S.A.                                   6,166            3,256
    Buenos Aires Realty S.A.                                                     4,671            3,840
    Argentine Realty S.A.                                                        4,559            3,977
    Other parcels of undeveloped land                                            1,736            2,755
                                                                     ------------------------------------
                                                                               183,959          187,649
                                                                     ------------------------------------
                                                                               526,348          699,893
                                                                     ====================================

The book value of land reserves at June 30, 2002 includes the provision for impairment mentioned in Note 11 to the consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8:  FIXED ASSETS

         The breakdown for this item is as follows:

                                                          June 30,          June 30,
                                                             2002             2001
                                                      ------------------------------------
HOTELS
Hotel Intercontinental                                          53,359            62,561
Hotel Libertador                                                37,464            39,746
Hotel Piscis - Advances to purchase                                518                 -
                                                      ------------------------------------
                                                                91,341           102,307
                                                      ------------------------------------
OFFICE BUILDINGS
Avda. De Mayo 595                                                3,738             5,663
Avda. Madero 942                                                 4,147             5,201
Edificios costeros (Dique II)                                   21,197            24,106
Laminar Plaza                                                   25,343            29,133
Libertador 498                                                  33,744            48,163
Libertador 602                                                   2,248             2,854
Madero 1020                                                      9,025            18,460
Maipu 1300                                                      36,922            42,607
Puerto Madero Dock 5                                                 -             2,149
Reconquista 823                                                 15,807            19,293
Rivadavia 2768                                                       -               301
Sarmiento 517                                                      229               513
Suipacha 652                                                     9,021            13,026
Alto Palermo Plaza                                                 754             3,746
Intercontinental Plaza                                          57,915            64,825
Costeros Dique IV                                               15,877             2,425
                                                      ------------------------------------
                                                               235,967           282,465
                                                      ------------------------------------
COMMERCIAL REAL ESTATE
Alsina 934                                                       1,347             1,371
Constitucion 1111                                                  372             5,459
Rivadavia 2243                                                       -             7,339
Av. Santa Fe 1588                                                    -             7,457
Other                                                                -                 -
                                                      ------------------------------------
                                                                 1,719            21,626
                                                      ------------------------------------
OTHER FIXED ASSETS
Alto Palermo Park                                                  714             2,737
Thames                                                           3,652             4,384
Other                                                            5,401             5,856
                                                      ------------------------------------
                                                                 9,767            12,977
                                                      ====================================
                                                               338,794           419,375
                                                      ====================================

The book value at June 30, 2002 includes the provision for impairment mentioned in Note 11 to the consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9:  SHORT AND LONG TERM DEBT

         The breakdown for this item is as follows:

                                                                June 30,                 June 30,
                                                                  2002                     2001
                                                        ---------------------------------------------------
                                                                        Non-                     Non-
                                                          Current     Current      Current      Current
                                                        ---------------------------------------------------
     Intercompany                                                 -           -            -            -
     Bank debts (1)                                         350,317         142      213,138       26,012
     Accrued interest - bank loans (1)                        7,210           -        2,866            -
     Commercial paper - capital                                  -            -       48,905            -
     Commercial paper -  interest                                 -           -        (910)            -
     Negotiable obligations  2001 - principal amount        149,249           -       85,095            -
     Negotiable obligations  2001 - accrued interest            540           -        1,371            -
     Other                                                   57,423           -
                                                        ===================================================
                                                            564,739         142      350,465       26,012
                                                        ===================================================

         The detail of issue of negotiable obligations and financial loans is mentioned in Note 6 to the individual financial statements.

         (1) Includes $ 42,778 current corresponding to a loan secured with real property of Hoteles Argentinos S.A. See Note 15 to the consolidated financial statements.

NOTE 10: OTHER LIABILITIES

         The breakdown for this item is as follows:

                                                          June 30,                    June 30,
                                                            2002                         2001
                                               ----------------------------------------------------------
                                                                    Non-                       Non-
                                                   Current        Current       Current      Current
                                               ----------------------------------------------------------
   Seller financing                                        833           725        1,626         2,836
   Dividends payable                                     6,567             -            -             -
   Intercompany                                             59           503            -             -
   Lessee deposits                                         968           837        1,240         3,506
   Pending settlements for sales of plots                  957             -        2,306             -
   Provision for discounts                                  33             -           65             -
   Accruals                                                107             -            -             -
   Fees payable                                              5             -          188             -
   Provision for lawsuits and contingencies                440           357          133           207
   Prepaid expenses                                        490             -          782             -
   Other receivables                                       107             -            -             -
   Collections on behalf of third parties                   50             -          188             -
   Other provisions                                        595             -        1,958           370
   Operation pending settlement                            903             -          671             -
   Directors' deposits                                       -             8            -            16
   Other                                                 1,537           449          949           816
                                               ==========================================================
                                                        13,544         2,879       10,106         7,751
                                               ==========================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

         The breakdown for this item is as follows:

                                                                                   June 30,         June 30,
                                                                                     2002             2001
                                                                             -----------------------------------
         Results from transactions related to shares of real estate companies       31,854             (634)
         Loss from holding of real estate assets  (2)                              (96,810)          (5,671)
                                                                             ===================================
                                                                          (1)      (64,956)          (6,305)
                                                                             ===================================

         (1) This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

         (2)   Includes losses due to impairment of assets amounting to:

               - $ 60,372 recorded by the Company at June 30, 2002 as mentioned in Notes 2.t. to the individual financial statements.

               - $ 25,899 recorded by the related company Alto Palermo S.A. as a consequence of the recording of certain inventories and certain fixed assets at their recoverable value (mainly those identified as Alto Avellaneda, Alto Noa and Caballito); and

               - $ 10,438 recorded by the subsidiaries Palermo Invest S.A., Baldovinos S.A. and others.

NOTE 12: FINANCIAL RESULTS, NET

         The breakdown for this item is as follows:

                                                                        June 30,        June 30,
                                                                           2002           2001
                                                                     --------------------------------
         FINANCIAL RESULTS GENERATED BY ASSETS:
         Interest income                                                      9,656            8,141
         (Loss)/Gain on financial operations                               (117,386)          (4,014)
         Exchange loss                                                       50,327          (18,901)
         Gain on exposure to inflation - foreign investments               (151,448)          19,988
         Discounts granted                                                     (265)               -
                                                                     --------------------------------
                                                                           (209,116)           5,214
                                                                     --------------------------------
         FINANCIAL RESULTS GENERATED BY LIABILITIES:
         Loss on exposure to inflation - foreign investments                 98,397           (7,610)
         Exchange loss                                                     (305,415)          (6,686)
         Discounts                                                                9             (546)
         Financial expenses                                                 (16,095)        (100,674)
                                                                     --------------------------------
                                                                           (223,104)        (115,516)
                                                                     --------------------------------
         FINANCIAL RESULTS, NET                                            (432,220)        (110,302)
                                                                     ================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13: OTHER INCOME AND EXPENSES; NET

                                                                  June 30,        June 30,
                                                                     2002           2001
                                                               --------------------------------
         OTHER INCOME:
         (Loss) gain on early redemption of debt                        (174)          1,166
         (Loss) gain from the sale of fixed assets                         -             166
         Other                                                         1,519           2,144
                                                               --------------------------------
                                                                       1,345           3,476
                                                               --------------------------------

         OTHER EXPENSES:
         Unrecoverable VAT                                            (1,344)         (3,288)
         Donations                                                      (263)         (1,997)
         Contingencies for lawsuits                                   (4,349)           (851)
         Debit and credit tax                                         (1,783)              -
         Other                                                        (2,117)         (2,964)
                                                               --------------------------------
                                                                      (9,856)         (9,100)
                                                               --------------------------------
         FINANCIAL RESULTS, NET                                       (8,511)         (5,624)
                                                               ================================

NOTE 14: STATEMENTS OF INCOME

         As discussed in Note 2.a., the consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments.

         The statements of income have been prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14: (continued)

   ==============================================================================================
                                                                    June 30,        June 30,
                                                                      2002            2001
                                                                ---------------------------------
   Mortgages, leases and services                                       123,462         195,657
   Cost of sales, leases and services                                   (74,836)       (111,378)
                                                                ---------------------------------
   GROSS INCOME                                                          48,626          84,279
                                                                ---------------------------------
   Selling expenses                                                      (7,978)        (15,546)
   Administrative Expenses                                              (28,528)        (35,593)
                                                                ---------------------------------
   SUBTOTAL                                                             (36,506)        (51,139)
                                                                ---------------------------------
   Loss from operations and holding of real estate assets               (41,684)         (6,342)
                                                                ---------------------------------
   OPERATING INCOME                                                     (29,564)         26,798
                                                                ---------------------------------
   Financial results, net                                              (445,821)        (83,358)
   Equity in earnings of affiliated companies                           (17,797)          6,471
   Other income and (expenses), net                                      (4,322)         (5,266)
                                                                ---------------------------------
   SUBTOTAL                                                            (497,504)        (55,355)
                                                                ---------------------------------
   Minority interest                                                      5,118          (1,459)
   Income tax and asset tax                                              (7,233)         (3,139)
                                                                ---------------------------------
   LOSS FOR THE YEAR                                                   (499,619)        (59,953)
   ==============================================================================================

NOTE 15: RESTRICTED ASSETS

         Puerto Retiro S.A.: extension of the bankruptcy
         -----------------------------------------------

         On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Darsena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. ("Tandanor").

         Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

         In June 1993, Tandanor sold the plot of land near Puerto Madero denominated "Planta 1" to Puerto Retiro S.A.

         Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15: (continued)

         Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff's claim shall be rejected by the courts.

         Hoteles Argentinos S.A.: mortgage loan
         --------------------------------------

         The Extraordinary Shareholders' Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. Buenos Aires for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

         Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for nine-month loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable during the interest bearing periods, which ranges from 6.56% to 8.46% per year.

         The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

         At the date of issue of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments falling due on April 29 and July 29, 2002 and the interest installment amounting to US$ 127 thousand falling due on July 29, 2002 were not paid. Although Hoteles Argentinos' Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these financial statements.

NOTE 16: REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND RITELCO
S.A.

         On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

         On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

         During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16: (continued)

         On June 30, 2002 the shareholders of IRSA International Limited approved the liquidation of the Company, which is pending approval by the control authorities. On that date, the shareholders of Ritelco S.A. decided to make a reduction in capital stock and unappropriated retained earnings amounting to US$ 46,879 thousand. That reduction has not yet been submitted to the approval of the corresponding control authorities.

NOTE 17: IRSA INTERNATIONAL LIMITED INVESTMENTS IN IRSA
         TELECOMUNICACIONES N.V.

         In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the "Companies"). At that date, the Companies were development stage companies with no significant operations.

         Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the "Reorganization") and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV

         In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

         As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

         On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC ("SFM" and together with QIP referred to herein as the "Investors") (the "Shareholders Agreement"), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17: (continued)

         number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE 18: SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

         The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

         On December 17, 2001, IRSA, Inversora Bolivar S.A. and Baldovinos S.A., parties of the first part (hereinafter the "Trustors") and Banco Sudameris Argentina S.A., party of the second part (hereinafter the "Trustee"), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

         Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

         o Class A Participation Certificates ("CPA"): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day.

         o Class B Participation Certificates ("CPB"): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18: (continued)

         o Class C Participation Certificates ("CPC"): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

         o Class D Participation Certificates ("CPD"): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

         The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

         Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER).

         At June 30, 2002, the Exchangeable Class A , B , C and D Participation Certificates amounted to thousand $ 8,162 in IRSA, thousand $ 1,300 in Inversora Bolivar S.A., and thousand $ 334 in Baldovinos S.A.

NOTE 19: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

         On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

         a)    The capital reduction of Palermo Invest S.A. by thousand $
               37,169.

         b) The unanimous approval of Palermo Invest S.A.'s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 19: (continued)

         c) The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called "IRSA Dividend Right"), in such a way that GSEM will have the right to collect all the dividends that may be approved (called "GSEM Dividend Right"), with the scope defined in point g).

         d) The Company's obligation to pay a total amount of thousand US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

         e) The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA's shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA's shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

         f) GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point
               d) above.

         g)    Finally, the Company and GSEM/AP Holdings L.P. acknowledge that:
               i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and
               ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right .

         At the date of these financial statements: a) the first and second installment regarding the Company's payment obligation with GSEM mentioned in point d), which were due on January 31, 2002, and April 30, 2002, respectively are still outstanding.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 20: DERIVATIVE INSTRUMENTS

         The Company uses various financial derivatives, mainly term exchange purchase-sale contracts, to hedge its net investment in foreign operations and as a complement to reduce its global financial costs. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

         At June 30, 2002, there were no operations with financial instruments in effect.

         At June 30, 2001, the Company had the following derivative activity:

         (i) Foreign currency forward-exchange contracts

         The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract.

         At June 30, 2001, the Company had three term exchange purchase-sale contracts with financial entities to sell US$ 16.8 milliion falling due in August 2001 and, through its subsidiary Ritelco S.A., an exchange purchase-sale contract to sell US$ 10.0 million maturing in September 2001. The Company recorded net income of $ 0.4 million in its consolidated financial statements during the year ended on June 30, 2001.

         (ii) Interest rate swap

         In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of US$ 15.0 million with maturities through August 2001. The interest rate payable was at a variable rate of 22.3% and interest rate receivable was at a fixed rate of 10.15%. Any differential to be paid or received was accrued and was recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the swap agreement was not recognized in the financial statements. The risk assumed by the Company with respect to the swap contract is limited to the cost of replacing that contract at current market rates. The Company considers that the cost would be increased in the event of an increase in interest rates.

Name of the Company:           IRSA INVERSIONES Y
                        REPRESENTACIONES SOCIEDAD ANONIMA

Corporate domicile:

                     Bolivar 108 1(st) Floor - Federal Capital

Principal activity:

                     Real estate investment and development

                        Financial Statements for the year
                            ended as of June 30, 2002
                      compared with the same previous year
                          Stated in thousands of pesos
                  Fiscal year No. 59 beginning July 1(st), 2001


DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:                        June 25, 1943

Of last amendment:                     July 2, 1999

Registration number with the
Superintendence of Corporations:       4,337

Duration of the Company:               Until April 5,  2043

Information related to subsidiary companies is shown in Schedule C.

==========================================================================================================================
                                              CAPITAL COMPOSITION (NOTE 11)
--------------------------------------------------------------------------------------------------------------------------
                                                                                              In thousands of pesos
--------------------------------------------------------------------------------------------------------------------------
                                                        Authorized for Public Offer of
                     Type of stock                                  Shares                 Subscribed        Paid up
--------------------------------------------------------------------------------------------------------------------------
Common stock,1 vote each                                                    211,999,273          212,000          212,000
Treasury stock                                                              (4,587,285)          (4,588)          (4,588)
                                                        ------------------------------------------------------------------
                                                                            207,411,988          207,412          207,412
==========================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                   BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

                              In thousands of pesos

============================================================================================
                                                               June 30,        June 30,
                                                                  2002            2001
                                                            (Notes 1 and 2) (Notes 1 and 2)
                                                            --------------------------------
ASSETS
------
CURRENT ASSETS
--------------
Cash and banks (Schedule G)                                           4,283           5,908
Investments (Schedules C, D and G)                                    9,497          34,948
Mortgages and leases receivables (Note 3 - Schedule G) G)             8,384          31,985
Other receivables (Note 4 - Schedule G)                              52,476          13,216
Inventory (Note 5)                                                    8,901           5,734
                                                            --------------------------------
TOTAL CURRENT ASSETS                                                 83,541          91,791
                                                            --------------------------------
NON-CURRENT ASSETS
------------------
Mortgages receivables (Note 3 - Schedule G)                           2,258          35,105
Other receivables (Note 4 - Schedule G)                              85,373          25,381
Inventory (Note 5)                                                   22,615          27,260
Investments (Schedules C, D and G)                                  624,783         904,741
Fixed assets (Schedule A)                                           181,810         238.675
Intangible assets (Schedule B)                                        2,055           4,178
                                                            --------------------------------
TOTAL NON-CURRENT ASSETS                                            918,894       1,235,340
                                                            --------------------------------
TOTAL ASSETS                                                      1,002,435       1,327,131
============================================================================================


=========================================================================================
                                                            June 30,        June 30,
                                                               2002            2001
                                                         (Notes 1 and 2) (Notes 1 and 2)
                                                         --------------------------------
LIABILITIES
-----------
CURRENT LIABILITIES
-------------------
Trade accounts payable (Schedule G)                                6,350           3,020
Notes payable (Schedule G)                                             -               -
Customer advances (Schedule G)                                       186             884
Short and long term debt (Note 6 - Schedule G)                   521,170         346,640
Salaries and social security charges                                 343             346
Taxes payable (Schedule G)                                         9,674           4,613
Other liabilities (Note 7 - Schedule G)                            2,342           5,237
                                                         --------------------------------
TOTAL CURRENT LIABILITIES                                        540,065         360,740
                                                         --------------------------------
NON-CURRENT LIABILITIES
-----------------------
Trade accounts payable (Schedule G)                                    -             374
Short and long term debt (Note 6 - Schedule G)                         -               -
Customer advances (Schedule G)                                         -             360
Taxes payable                                                          -               -
Other liabilities (Note 7 - Schedule G)                            1,954           5,622
                                                         --------------------------------
TOTAL NON-CURRENT LIABILITIES                                      1,954           6,356
                                                         --------------------------------
TOTAL LIABILITIES                                                542,019         367,096
                                                         --------------------------------
SHAREHOLDERS `EQUITY (As per relevant statement)                 460,416         960,035
                                                         --------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     1,002,435       1,327,131
=========================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                              STATEMENTS OF INCOME
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

==========================================================================================================
                                                                             June 30,        June 30,
                                                                                2002            2001
                                                                          (Notes 1 and 2) (Notes 1 and 2)
                                                                          --------------------------------
Mortgages, leases and services                                                    51,707          97,787
Cost of sales, leases and services (Schedule F)                                  (33,695)        (54,490)
                                                                          --------------------------------
GROSS INCOME                                                                      18,012          43,297
                                                                          --------------------------------
Selling expenses (Schedule H)                                                     (2,137)         (4,380)
Administrative expenses (Schedule H)                                             (13,242)        (19,681)
                                                                          --------------------------------
SUBTOTAL                                                                         (15,379)        (24,061)
                                                                          --------------------------------
Loss from operations and holding of real estate assets (Schedule E and
Note 2.t)                                                                        (60,425)         (5,601)
                                                                          --------------------------------
OPERATING INCOME                                                                (57,792)          13,635
                                                                          --------------------------------
Financial results, net (Note 8)                                                 (364,333)        (53,641)
Equity in earnings of controlled and affiliated companies (Nota 10 c.)           (72,222)        (15,669)
Other income and expenses,net (Note 9)                                            (2,348)         (4,959)
                                                                          --------------------------------
Loss before taxes                                                               (496,695)        (60,634)
Income tax and asset tax (Note 2 .g and .h)                                      (2,924)             681
                                                                          --------------------------------
LOSS FOR THE YEAR                                                               (499,619)        (59,953)
==========================================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                      In thousands of pesos (Notes 1 and 2)

---------------------------------------------------------------------------------------------------------------------------------
                                                                             Shareholders' contributions

---------------------------------------------------------------------------------------------------------------------------------
                                                                           Inflation     Inflation
                                                             Treasury     adjustment    adjustment
                                             Common Stock      stock       of common    of treasury   Additional
                   Items                       (Note 11)     (Note 11)       stock         stock     paid-in-capital   Total
---------------------------------------------------------------------------------------------------------------------------------
Balances as of beginning of the year              207,412         4,588       216,042         4,781       506,767       939,590
Purchase of treasury stock                              -             -             -             -             -             -
Net loss for the year                                   -             -             -             -             -             -
                                             ------------------------------------------------------------------------------------
Balances as of 30.06.02                           207,412         4,588       216,042         4,781       506,767       939,590
                                             ====================================================================================
Balances as of 30.06.01                           207,412         4,588       216,042         4,781       506,767       939,590
=================================================================================================================================
====================================================================================================
                                             Reserved
                                             Earnings
                                          ---------------
                                                            Retained     Total as of   Total as of
                   Items                   Legal reserve    earnings    June 30, 2002 June 30, 2001
----------------------------------------------------------------------------------------------------
Balances as of beginning of the year             17,305          3,140       960,035     1,100,419
Purchase of treasury stock                            -              -             -       (80,431)
Net loss for the year                                 -       (499,619)     (499,619)      (59,953)
                                           ---------------------------------------------------------
Balances as of 30.06.02                          17,305       (496,479)      460,416             -
                                           =========================================================
Balances as of 30.06.01                          17,305          3,140             -       960,035
====================================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                          STATEMENTS OF CASH FLOWS (1)
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

============================================================================================================================
                                                                                              June 30,        June 30,
                                                                                                2002             2001
                                                                                          (Notes 1 and 2)  (Notes 1 and 2)
                                                                                          ----------------------------------
CASH FLOWS FROM OPERATING ACITIVITES:
    Loss for the year                                                                          (499,619)        (59,953)
    ADJUSTMENTS TO RECONCILE NET LOSS TO CASH FLOW FROM OPERATING ACTIVITIES:
    o  Equity in earnings of affiliated companies                                                45,744          14,672
    o  Write-down of inventories                                                                 60,372           5,601
    o  Allowances and provisions                                                                    667             364
    o  Amortization and depreciation                                                             11,011          11,900
    o  Financial results                                                                        294,155           3,416
    o  Income tax                                                                                 2,924            (681)
    CHANGES IN ASSETS AND LIABILITIES:
    o  Decrease (Increase) in current investments                                                10,105         (33,070)
    o  Decrease  in non-current investments                                                         569               -
    o  Decrease in mortgages and leases receivables, net                                         22,934          10,847
    o  Increase in other receivables                                                            (32,707)         15,221
    o  Decrease in inventory                                                                     19,394          32,719
    o  Decrease in intangible assets                                                                241           1,508
    o  Increase (Decrease) in taxes payable, salaries and social security and
         customer advances                                                                        6,575         (10,049)
    o  Increase in accounts and notes payable                                                     4,780             919
    o  Increase in accrued interest                                                              55,102          54,322
    o  Cash dividends received                                                                    2,502           5,503
    o  Increase (Decrease) in other liabilities                                                  22,963          (2,128)
                                                                                          ----------------------------------
    NET CASH (USED IN) PROVIDED BY  OPERATING ACTIVITIES                                         27,712          51,111
                                                                                          ----------------------------------
    CASH FLOWS FROM INVESTING ACTIVITIES:
    o  Net proceeds from the sale of interests in joint controlled companies                     79,941         133,176
    o  Payment for acquisition of subsidiary companies and equity investees                      (6,515)         (8,949)
    o  Payment for acquisition of undeveloped parcels of land                                      (557)           (775)
    o  Purchase and improvements of fixed assets                                                (19,214)         (4,237)
    o  Cash acquired (from Home Financing,  Santa Maria del Plata and Sociedad del Dique
       mergers and liquidation of IRSA International Ltd.)                                          385              78
    o  Loans granted to related parties                                                         (85,159)              -
                                                                                          ----------------------------------
       NET CASH PROVIDED BY INVESTING ACTIVITIES                                                (31,119)        119,293
                                                                                          ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    o  Purchase of treasury stock                                                                     -         (80,431)
    o  Intercompany loans                                                                        60,676               -
    o  Proceeds from loans                                                                      105,207         322,501
    o  Payment of loans                                                                        (160,675)       (391,152)
    o  Increase in intangible assets                                                             (3,033)         (4,799)
    o  Payment of seller financing                                                               (1,766)        (15,225)
                                                                                          ----------------------------------
    NET CASH USED IN FINANCING ACTIVITIES                                                           409        (169,106)
                                                                                          ----------------------------------
    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                         (2,998)          1,298
    CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEAR                                             7,477           6,168
                                                                                          ----------------------------------
    CASH AND CASH EQUIVALENTS AS OF END OF YEAR                                                   4,479           7,466
============================================================================================================================


(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

                                                                                                June 30,          June 30,
                                                                                                  2002             2001
                                                                                            (Notes 1 and 2)   (Notes 1 and 2)
                                                                                            ----------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH ACTIVITIES:
o        Increase in inventory through a decrease in fixed assets                                  32,399         19,537
o        Increase in intangible assets through a decrease in inventory                                  -            595
o        Assets acquired from mergers                                                                 388         55,625
o        Increase in fixed assets throgh a decrease in inventories                                      -             10
o        Decrease in mortgages receivables through the trust                                       16,688              -
o        Increase in non current investments through a decrease in mortgage receivables            16,190              -
o        Increase in other receivables through a decrease in receivables                            2,023              -
o        Increase in investments through a decrease in other current receivables                        -          1,174
o        Decrease in short and long term debt through a decrease in current investments             5,620              -
o        Assets acquired from liquidation                                                         108,754              -
o        Decrease in other liabilities through a decrease in other receivables                     78,495              -


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                        NOTES TO THE FINANCIAL STATEMENTS
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

NOTE 1:  BASIS FOR THE PRESENTATION

         a) Disclosure criteria

         In compliance with the provisions of Resolution No. 368/01 and 372/01 of the Argentine Securities Commission, these financial statements are stated in thousands of Argentine pesos and have been prepared in line with the valuation and disclosure criteria contained in Technical Resolutions No. 4, 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils of Economic Sciences (the "FACPCE"), and according to the provisions of the aforementioned Resolutions.

         These financial statements include the effect of the Company's merger with a) Home Financing S.A. effective July 1, 2001 and b) Sociedad del Dique S.A. and Santa Maria del Plata S.A. effective July 1, 2000.

         The present financial statements must be readen condiderating the circumstances mentioned in note 1 to the consolidated financial statements.

         b) Recognition of the effects of inflation

         The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the effects of inflation are being recognized in the financial statements. To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed.

         As a consequence of the above, the Company's financial statements are presented in constant currency of June 30, 2002, having considered that the accounting measurements restated by the change in the purchasing power of the currency until August 31, 1995 and those arising between that date and December 31, 2001 are stated in currency of the latter date.

         The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

         The Company used a conversion factor to restate the comparative financial statements in constant Argentine pesos of June 30, 2002 for comparative purposes.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the principal accounting policies followed by the Company in the preparation of the financial statements, which have been applied consistently with respect to the previous year.

         a.    Investments
               -----------

         a.1.       Current investments
                    -------------------

                    Current investments include time deposits, which are valued at their cost plus accrued interest and mutual funds, which are carried at market value.

                    Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the statements of income.

                    Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in financial results, net, in the statements of income.

                    Generally, these investments represent securities traded on a National Securities Exchange, which are valued at the last reported sales price on the last business day of the period net of estimated selling expenses.

         a.2.  Non-current investments
               -----------------------

         a.2.1.     Equity investments

                    Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.

                    Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized gains and losses in earnings, and if these do not exist, at their acquisition cost.

                    The value paid for the purchase of shares in controlled and affiliated companies over or under their equity value at the date of acquisition was recognized as positive or negative goodwill, which is amortized over ten years.

                    The Company presents consolidated financial statements with its subsidiaries as complementary information.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

         a.2.2.     Participation certificates

                    The certificates of participation in IRSA I financial trust have been valued at their acquisition cost plus accrued interest in the case of classes A, B and C, and at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

         a.3.  Plots of land
               -------------

               The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

               Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the year, as defined in
               Note 1.b), or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

               As mentioned in Note 2.m., at June 30, 2002 the Company set up provisions for impairment of certain plots (identified as Santa Maria del Plata and Torres Jardin IV).

               The provision amounted to $ 8,301 thousand and is shown under "Result from operations and holding of real estate assets" in the Statement of Income at June 30, 2002. (See Schedule E)

               The accounting value of plots of land, net of provisions set up, does not exceed estimated recoverable value.

         b.    Inventory
               ---------

               A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

               Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation at the end of the year, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the year ended June 30, 2002 and 2001.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

         Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

         As mentioned in Note 2.m, at June 30, 2002, the Company set up provisions for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Constitucion 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock 13).

         The provision amounted to $ 10,210 thousand and is shown under "Result from operations and holding of real estate assets" in the Statement of Income at June 30, 2002. (See Schedule E and F)

         The accounting value of inventories, net of provisions set up, does not exceed estimated recoverable value.

     c.  Fixed assets

         Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

         Fixed assets value, net of provisions set up, does not exceed estimated recoverable value.

         o  Rental properties
         Rental properties are carried at cost, adjusted for inflation at the end of the year, as defined in Note 1.b), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings and improvements. Expenditures for ordinary maintenance and repairs are charged to operations in the year incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized.

         The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the year ended June 30, 2002 and 2001.

         As mentioned in Note 2.m, at June 30, 2002, the Company set up provisions for impairment of certain rental properties (identified as Libertador 498, Maipu 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitucion 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

                  The provision amounted to $ 37,599 thousand and is shown under "Result from operations and holding of real estate assets" in the Statement of Income at June 30, 2002. (See Schedule E).

                  o Software obtained or developed for internal use

                  The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the year ended June 31, 2002 and 2001 were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

                  o Other properties and equipment

                  Other property and equipment properties are carried at cost, adjusted for inflation at the end of the year, as defined in
                  Note 1.b), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

               Asset                        Estimated useful life (years)
-------------------------------------------------------------------------------
Leasehold improvements                            On contract basis
Facilities                                                10
Machinery and equipment                                   10
Furniture and fixtures                                    5
Computer equipment                                        3

                  The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

         d.    Intangible assets

               Intangible assets are carried at cost, adjusted for inflation at the end of the year as defined in Note 1.b), less accumulated depreciation.

               o Deferred Financing Cost

               Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of repurchase of this notes, the related expenses are amortized using the proportional method.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

               o Selling and advertising expenses

               Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the year in which the related revenue is earned, as determined under the percentage-of-completion method.

         e.    Foreign currency assets and liabilities

               Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at year end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

               Pursuant to Decree No. 214/02 and Decree No. 762/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and were adjusted by a reference stabilization index (CER) or a reference of salary variation, as applicable.

         f.    Monetary assets and liabilities

               Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

         g.    Income tax

               The statutory income tax rate was 35% for all the years presented. The Company does not recognize deferred taxes.

               As permitted under Argentine income tax law in determining its taxable income for the year ended June 30, 2002, the Company has taken into consideration tax losses of approximately $337,2 million.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

               As of June 30, 2002, the Company had accumulated tax loss carryforwards of approximately Ps. 366,4 million, which expire as follows:

            Maturity                                             $
            ---------------------------------------      ---------------------
            2003                                                        81
            2004                                                       535
            2005                                                    28.440
            2006                                                       137
            2007                                                   337.194
                                                         ---------------------
            Total                                        $         366.387 (*)

                  (*) includes only one fifth of net losses due to the devaluation, as explained in Note 1 to the consolidated financial statements.

         h.    Asset tax

               During the year ended June 30, 1999, Law 25,063 set out the asset tax for four fiscal years. This tax supplements the income tax, because while the latter is levied on the taxable income for the year, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

               Law 25,360 modified law 25,063 by extending the term of application to ten fiscal years.

               Any excess of the asset tax over and above the income tax in a given fiscal year may be considered as a payment on account of the income tax to be generated in the next four years (in excess of the asset tax).

               As of June 30, 2002 the Company has estimated the applicable asset tax and has reflected the portion it estimates it will be able to offset in future years in line with the rules in force under other (current and non-current) receivables, charging the remaining portion to income currently.

         i.    Customer advances

               Customer advances represent payments received in advance in connection with the sale and rent of properties.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

         j.    Provisions for allowances and contingencies

               The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

               The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

         k.    Advertising expenses

               The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 859 and Ps. 644 million for the year ended June 30, 2002 and 2001, respectively.

         l.    Pension information

               The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

         m.    Impairment of long-lived assets

               The Company regularly evaluates its non-current assets for recoverability. The Company considers that impairment losses arise when the recoverable value is lower than book value. Impairment losses must be appropriated to the result for the period. The recoverable value is mainly determined using independent estimates or projections of future cash flows. At June 30, 2002, due to the progressive deterioration of the Argentine economy and the impact on the Company's revenue of the measures adopted by the National Government mentioned in Note 1 to the consolidated financial statements, the Company has reevaluated the recoverable value of its non-current assets, recording an impairment loss as the valuation of certain assets has exceeded the estimated recoverable value. (See Schedule E).

         n.    Financial derivatives

               The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

               The Company does not engage in trading or other speculative use of these financial instruments. Additionally, the Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

               The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

               - Foreign currency forward-exchange contracts

               In accordance with the Company's risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions. Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

               - Interest rate swaps

               Interest rate swaps are used to hedge interest rate exposure. Interest rate swaps are recognized on an accrual basis, recording the net amount receivable or payable as an adjustment to the interest rate expense. The accrued amount receivable or payable is included as an adjustment to the interest expense. Upon expiry or termination of a swap, the net income or loss realized or pending realization is recognized over the remaining original term if the hedged item remains unpaid, or immediately if the underlying hedged item is not unpaid. If the swap has not expired, or if it expires before maturity, but the underlying hedged item is no longer unpaid, the unrealized income or loss on the interest swap is immediately recognized.

         o.    Shareholders' equity

               Opening balances and account movements are stated in the currency of the month to which they correspond, restated as mentioned in
               Note 1.b).

         p.    Results for the year

               The results for the year are shown as follows:

               - Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.b).

               - Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

               - Financial gains and losses are included in Note 8, broken down to show those generated by assets and by liabilities.

               - Income/(loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company's equity interest to the income/(loss) of such companies.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

         q.    Estimations

               The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

         r.    Revenue recognition

         r.1.  Sales of properties

               The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

               o  the sale has been consummated;

               o there is sufficient evidence to demonstrate the buyer's ability and commitment to pay for the property;

               o the Company's receivable is not subject to future subordination; and

               o  the Company has transferred the property to the buyer.

               The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company's management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

         r.2.  Leases

               Revenues from leases are recognized over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

         s.    Cash and cash equivalents

               The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of time deposits, to be cash equivalents.

         t.    Result from operations and holding of real estate

               The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies and the results due to impairment of real estate assets.

               At June 30, 2002, the amounts recorded total $ 53 and $ 60,372, respectively. (See Schedule E)

NOTE 3:  MORTGAGES AND LEASES RECEIVABLES

         The breakdown for this item is as follows:

                                                          June 30,                    June 30,
                                                             2002                       2001
                                                 --------------------------------------------------------
                                                   Current     Non-current    Current     Non-current
                                                 --------------------------------------------------------
Mortgages and leases receivable                       4,252            529      18,363          33,251
Debtors  under legal proceedings                      1,815              -       8,283               -
Intercompany (Note 10 a.)                             3,390          1,729       7,017           1,854
Less:

Allowance for doubtful accounts (Schedule E)         (1,073)             -      (1,678)              -
                                                 ========================================================
                                                      8,384          2,258      31,985          35,105
                                                 ========================================================

         As of June 30, 2002, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 4:  OTHER RECEIVABLES

         The breakdown for this item is as follows:

                                                            June 30,                    June 30,
                                                              2002                        2001
                                                 ---------------------------------------------------------
                                                    Current      Non-current    Current    Non-current
                                                 ---------------------------------------------------------
Income tax prepayments and withholdings
Asset tax (Note 2 h.)                                   2,077          11,665     2,909          22,756
Value Added Tax (VAT)                                      55               -       164               -
C.N. Hacoaj Project                                       593               -     1,363               -
Intercompany (Note 10 a.)                              43,478          73,309     3,828           2,551
Guarantee deposits                                          -              38         -              74
Expenses to recover                                     1,333               -     1,541               -
Gross sales tax                                             4               -         -               -
Income tax advances                                        63               -       227               -
Operating pending settlement                              315               -       939               -
Trust accounts receivable                                   -             361         -               -
Credit Fiscal Certificates                              2,312               -         -               -
Other                                                   2,246               -     2,245               -
                                                 =========================================================
                                                       52,476          85,373    13,216          25,381
                                                 =========================================================

         As of June 30, 2002, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 5:  INVENTORY

     The breakdown for this item is as follows:

                                                         June 30,                  June 30,
                                                           2002                       2001
                                                ------------------------------------------------------
                                                   Current    Non-current    Current    Non-current
                                                ------------------------------------------------------
Real estate for sale                                  8,901       22,615        5,734        27,260
                                                ======================================================
                                                      8,901       22,615        5,734        27,260
                                                ======================================================

         The book value at June 30, 2002 includese a provision for impairment as mentioned in Note 2.b.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:  SHORT AND LONG TERM DEBT

         The breakdown for this item is as follows:

                                                         June 30,                    June 30,
                                                           2002                         2001
                                               ----------------------------------------------------------
                                                  Current     Non-current      Current     Non-current
                                               ----------------------------------------------------------
Bank loans (1)                                      306,748             -        209,313             -
Accrued interest - bank loans (1)                     7,210             -          2,866             -
Commercial paper - capital (2)                            -             -         48,905             -
Commercial paper interest (2)                             -             -           (910)            -
Negotiable Obligations - 2001- principal
amount (3)                                          149,249             -         85,095             -
Negotiable Obligations - 2001 -accrued
interest (3)                                            540             -          1,371             -
Other                                                57,423             -              -             -
                                               ----------------------------------------------------------
                                                    521,170             -        346,640             -
                                               ==========================================================

         (1) a) In May 2000, the Company obtained a syndicated loan amounting to US$ 80,000 thousand through Bank Boston (leader of a bank syndicate) repayable in 24 months, bearing interest payable quarterly at the LIBO rate over three months plus 500 basic points. At June 30, 2002, the interest rate accrued on the loan was 6.99%.

               As from December 2001 the Company initiated a loan renegotiation process, as a result of which the loan maturity was extended to September 30, 2002. The contract terms require that the Company maintain certain ratios and financial conditions, certain rates and indebtedness levels and sets restrictions on certain investments, payments, obtaining of new loans and sales of certain assets and capital investments.

               As a result of the current economic situation, the Company has been unable to comply with certain financial ratios established by the loan agreement. At the date of issue of these financial statements, a waiver for the Company's failure to observe the above ratios at June 30, 2002 was obtained. b) Other debts amounting to $ 2,750 are included in this line.

         2.    At June 30, 2002 all the negotiable obligations were settled.

         3. On December 21, 2000, the Board of Directors approved the issue of Class 02 negotiable obligations for US$ 43,500 thousand, in denominations of US$ 10,000 and multiples of US$ 1,000. the net proceeds from the negotiable obligations were appropriated to the settlement of the loan from Banca Nazionale del Lavoro amounting to US$ 21,763 thousand, HSBC for US$ 14,838 thousand and Banco Sudameris for US$ 6,449 thousand.

               The notes would be fully settled within 365 days from issue, i.e. on December 20, 2001, accruing interest at a floating rate payable quarterly in arrears. During the quarter at June 30, 2002, the Company has repurchased part of the notes, so that the new value, including capitalized interest, amounts to US$ 40.1 million. The notes were repurchased with National Government bonds, which has generated net income of approximately $ 9 million, which is shown under Financing effects, net in the Statement of Income at June 30, 2002.

               As from December 2001, the Company has initiated a negotiable obligation renegotiation process, as a result of which the due date has been postponed to September 9, 2002.

               The Board of Directors has requested consideration of a proposal to modify financial ratios and a waiver for non-compliance with the above ratios after March 31, 2002. At the date of issue of these financial statements no waiver for the infringements at June 30, 2002 has yet been obtained.

               The loans indicated in 1 a) and those indicated in 3 contain "cross - default provision" in connection with the financial instruments of our subsidiary APSA, as described in Note 12.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 7:  OTHER LIABILITIES

         The breakdown for this item is as follows:

                                                          June 30,                     June 30,
                                                             2002                        2001
                                                 ----------------------------------------------------------
                                                   Current     Non-current     Current      Non-current
                                                 ----------------------------------------------------------
Seller financing                                        786            725         1,602           2,836
Intercompany (Note 10 a.)                                43            503         1,768               -
Lessee deposits                                         713            718           876           2,770
Provision for discounts (Schedule E)                     11              -            22               -
Provision for lawsuits (Schedule E)                     204              -            10               -
Fees payable                                              5              -           188               -
Directors' deposits                                       -              8             -              16
Sundry creditors                                        107              -             -               -
Fund administration                                       9              -             1               -
Collections on behalf  of third parties                  50              -           188               -
Other                                                   414              -           582               -
                                                 ==========================================================
                                                      2,342          1,954         5,237           5,622
                                                 ==========================================================

NOTE 8:  FINANCIAL RESULTS, NET

         The breakdown for this item is as follows:

                                                                           June 30,           June 30,
                                                                              2002             2001
                                                                        ---------------- ----------------
FINANCIAL RESULTS GENERATED BY ASSETS:
Interest income                                                                   352            3,488
Exchange (loss) gain                                                           14,800              106
(Loss) gain on exposure to inflation                                         (82,577)                -
(Loss)/gain on financial operations                                          (33,375)            3,721
                                                                        ---------------- ----------------
                                                                            (100,800)            7,315
                                                                        ---------------- ----------------
FINANCIAL RESULTS GENERATED BY LIABILITIES:
Discounts                                                                            -             (49)
Exchange (loss) gain                                                         (262,745)             (55)
(Loss) gain on exposure to inflation                                            49,015                -
Financial expenses (Schedule H)                                               (49,803)         (60,852)
                                                                        ---------------- ----------------
                                                                             (263,533)         (60,956)
                                                                        ================ ================
FINANCIAL RESULTS, NET                                                       (364,333)         (53,641)
                                                                        ================ ================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 9:  OTHER INCOME AND EXPENSES, NET

         The breakdown for this item is as follows:

                                                                             June 30,         June 30,
                                                                               2002             2001
                                                                        ---------------- ----------------
OTHER INCOME:
Other                                                                             583              501
                                                                        ---------------- ----------------
                                                                                  583              501
                                                                        ---------------- ----------------
OTHER EXPENSES:
Unrecoverable VAT                                                                (974)          (2,866)
Donations                                                                         (76)          (1,610)
Debit and credit tax                                                           (1,407)            (446)
Other                                                                            (474)            (538)
                                                                        ---------------- ----------------
                                                                               (2,931)          (5,460)
                                                                        ---------------- ----------------
TOTAL OTHER INCOME AND EXPENSES, NET                                           (2,348)          (4,959)
                                                                        ================ ================

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

         a. The balances as of June 30, 2002 and 2001 with controlled, affiliated and related companies are as follows:

                                                                      June 30,       June 30,
                                                                        2002           2001
                                                                   --------------- ---------------
ABRIL S.A.
----------
Current mortgages and leases receivables                                      9               -
Other current receivables                                                     -           3,093

BALDOVINOS S.A.
---------------
Current mortgages and leases receivables                                    723           5,552
Non-current mortgages receivables                                            91           1,854
Other current liabilities                                                    35             175

HOTELES ARGENTINOS S.A.
-----------------------
Other current receivables                                                     -               -
Other current receivables                                                     -              10
Current accounts payable                                                      -              23

INVERSORA BOLIVAR S.A.
----------------------
Current mortgages and leases receivables                                  1,941             288
Other current receivables                                                     7               -
Current accounts payable                                                      -             286

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 10: (Continued)

                                                                      June 30,       June 30,
                                                                        2002           2001
                                                                   --------------- ---------------
ALTO PALERMO S.A.
-----------------
Current mortgages and leases receivables                                    384             188
Non current mortgages and leases receivables                              1,638               -
Current accounts payable                                                      -               -
Other non current receivables                                            73,160               -
Current trade accounts payable                                              140              96
Other current liabilities                                                     -               -
Other non-current liabilities                                               503               -

RED ALTERNATIVA S.A.
--------------------
Current mortgages and leases receivables                                      5              18

ALTERNATIVA GRATIS S.A.
-----------------------
Current mortgages and leases receivables                                      1               8

BANCO HIPOTECARIO S.A.
----------------------
Current investments                                                       1,957               -
Current mortgages and leases receivables                                      2               2
Other current receivables                                                     1               -

BANCO DE CREDITO Y SECURITIZACION S.A
-------------------------------------
Non-current investments                                                   6,236               -

ALTO INVEST S.A.
----------------
Current mortgages and leases receivables                                      -              23

DOLPHIN FUND MANAGEMENT S.A.
----------------------------
Current mortgages and leases receivables                                    128             309
Other current receivables                                                    58               -
Current accounts payable                                                     45               -

CRESUD S.A.C.I.F.
-----------------
Current mortgages and leases receivables                                    132             254
Current accounts payable                                                     42               -
Current trade accounts payable                                                -               -
Other current liabilities                                                     5               -

EMPRENDIMIENTOS RECOLETA S.A.
-----------------------------
Current mortgages and leases receivables                                      -              25
Other current receivables                                                    20               -
Current trade accounts payable                                                4               -

TARSHOP SOCIEDAD ANONIMA
------------------------
Current mortgages and leases receivables

ALTOCITY.COM S.A.
-----------------
Current mortgages and leases receivables                                     54             180

LATIN AMERICAN ECONETWORKS N.V.
-------------------------------
Current mortgages and leases receivables                                      -             105

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 10: (Continued)

                                                                      June 30,       June 30,
                                                                        2002           2001
                                                                   --------------- ---------------
FUTUROS Y OPCIONES S.A.
-----------------------
Current mortgages and leases receivables                                      -              12
Non Current accounts payable                                                  -               -

FIBESA S.A.
-----------
Current mortgages and leases receivables                                      -              10
Current accounts payable                                                      2               -

CACTUS S.A.
-----------
Current mortgages and leases receivables                                      -               4
Current trade accounts payable                                                -               -

IRSA INTERNATIONAL LIMITED
--------------------------
Other current receivables                                                     -               -
Other current liabilities                                                     -               -

PALERMO INVEST
--------------
Other current receivables                                                13,135               -
Other current liabilities                                                     -           1,307

RITELCO S.A
-----------
Other current receivables                                                30,129               -

NUEVAS FRONTERAS S.A.
---------------------
Current accounts payable                                                      -               -

SAPSA
-----
Current mortgages and leases receivables                                      -               -

TARSHOP S.A.
------------
Current mortgages and leases receivables                                     11              39
Other current liabilities                                                     3               -

UNIVERSAL REAL STATE S.A.
-------------------------
Current mortgages and leases receivables                                      -               -

PRESTAMOS AL PERSONAL
---------------------
Managers, Directors and other current Staff of the Company                  129             725
Managers, Directors and other non- current Staff of the Company             149           2,551

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 10: (Continued)

         b. Gain/(loss) on controlled, affiliated and related companies during the years ended June 30, 2002 and 2001 are as follows:

                                            Sales and  Recovery    Resultado
                                             service       of      Tenencia    Recovery    Interest   Interest
                                  Year        fees      expenses   (Perdida)  of expenses   Earned      Lost
                               ----------------------------------------------------------------------------------
INTERCOMPANY

Abril S.A.                        2002              -          -         -             -          -          -
                                  2001            106          -         -             -          -          -
Alto Palermo S.A.                 2002              -          -         -             -     10,691          -
                                  2001            153          -         -             -          -          -
Inversora Bolivar S.A.            2002            903          -         -         1,507          -          -
                                  2001              -          -         -         1,360          -        110
Hoteles Argentinos S.A.           2002              -          -         -             -          -          -
                                  2001              -          -         -             -      1,716          -
Alto Invest S.A.                  2002              -          -         -             -          -          -
                                  2001              -         18         -             -          -          -
Altocity.Com S.A.                 2002              -        207         -             -          -          -
                                  2001            139        329         -             -          -          -
Alternativa Gratis S.A.           2002              -          -         -             -          1          -
                                  2001             39        129         -             -          -          -
Palermo Invest S.A                2002              -          -         -             -          -          -
                                  2001              -          -         -             -          -          -
Cresud S.A                        2002              -        147         -             -        410          -
                                  2001            125          -         -             -          -          -
Econetworks Argentina S.A.        2002              -          -         -             -          -          -
                                  2001             31        207         -             -          -          -
Emprendimiento Recoleta S.A.      2002              -          -         -             -          -          -
                                  2001             80          -         -             -          -          -
Fibesa S.A                        2002              -          -         -             -          -          -
                                  2001             29          -         -             -          -          -
Futuros y Opciones S.A.           2002              -          -         -             -          -          -
                                  2001             43          -         -             -          -          -
Red Alternativa S.A.              2002              -         47         -             -          -          -
                                  2001             88          -         -             -          -          -
Tarshop S.A.                      2002              -         72         -             -          -          5
                                  2001             98          -         -             -          -          -
Dolphins Found Management S.A.    2002              -          -         -             -          -          -
                                  2001            119         59         -             -          -          -
Cactus S.A                        2002              -          -         -             -          -          -
                                  2001              8          -         -             -          -          -
Prestamos al personal             2002              -          -         -             -        120          -
                                  2001              -          -         -             -        311          -
Banco Hipoticario S.A.            2002              -          -       738             -          -           -
                                  2001              -          -       303             -          -           -
                                           ----------------------------------------------------------------------
Total 2002                                        903        473       738         1,507     11,222          5
                                           ======================================================================
Total 2001                                      1,058        742       303         1,367      2,027        110
                                           ======================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 10: (Continued)

         c.    The composition of intercompany gain/(loss) is as follows:

                                                                         (Loss) income
                                                                  ----------------------------
                                                                     June 30,       June 30,
                                                                       2002           2001
                                                                  ----------------------------
Equity in earnings of controlled and affiliated companies              (45,744)     (14,671)
Amortization of intangible assets and investments                      (26,478)         (998)
                                                                  ==============  ============
                                                                       (72,222)     (15,669)
                                                                  ==============  ============

NOTE 11: COMMON STOCK

         a.    Common stock

               As of June 30, 2002, IRSA's capital stock was as follows:

==================================================================================================
                                                    Approved by
                                         -----------------------------------
                                                                             Date of record with
                                                                             the Public Registry
                              Par Value           Body              Date         of Commerce
--------------------------------------------------------------------------------------------------
Shares issued for cash                -  First Meeting for       04.05.1943      06.25.1943
                                         IRSA's Incorporation

Shares issued for cash           16,000  Extraordinary           11.18.1991      04.28.1992
                                         Shareholders' Meeting

Shares issued for cash           16,000  Extraordinary           04.29.1992      06.11.1993
                                         Shareholders' Meeting

Shares issued for cash           40,000  Extraordinary           04.20.1993      10.13.1993
                                         Shareholders' Meeting

Shares issued for cash           41,905  Extraordinary           10.14.1994      04.24.1995
                                         Shareholders' Meeting

Shares issued for cash            2,000  Extraordinary           10.14.1994      06.17.1997
                                         Shareholders' Meeting

Shares issued for cash           74,951  Extraordinary           10.30.1997      07.02.1999
                                         Shareholders' Meeting

Shares issued for cash           21,090  Extraordinary           04.07.1998      04.24.2000
                                         Shareholders' Meeting

Shares issued for cash               54  Board of Directors'     05.15.1998      07.02.1999
                                         Meeting
                             ------------
                                212,000
Treasury Stock                   (4,588)
                             ------------
                                207,412
==================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 11: (Continued)

         a.    Common stock (Continued)
               ------------

               At June 30, 2002, the negative results recorded by the Company use up over 50% of capital stock and reserves. Section 206 of the Corporations Law establishes obligatory capital reduction in such circumstances. However, as a result of the Argentine economic crisis, by Decree 1269, the National Government suspended the application of this section until December 10, 2003.

               The Shareholders' Ordinary and Extraordinary Meeting held on October 19, 2001 corresponding to the year ended as of June 30, 2001, approved, among other things, the following:

               - Not to distribute 4,587,285 treasury stock in proportion to the respective interests of the shareholders, avoiding delegating implementation of share distribution to the Board of Directors.

               -  The mergers with Home Financing S.A.

               - Approve the duties discharged by the Board of Directors regarding the financial assistance provided to Alto Palermo S.A. (APSA), in connection with the restructuring of the swap contract entered into with Morgan Guarantee Trust, regarding the issuance of APSA's negotiable obligations maturing in 2005.

         b.    Treasury stock
               --------------

               The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

               During 2001, the Company repurchased 19,079,995 outstanding ordinary shares for a total of thousand $ 80,431. This acquisition was recorded as "Treasury shares" and resulted in a reduction of accumulated results.

               During 2002 no treasury shares were bought.

         c.    Restriction on the distribution of profits
               ------------------------------------------

               In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 11: (Continued)

          d.   Noncontributory Management Stock Ownership Plan
               -----------------------------------------------

               On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust").

               The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

               On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

               The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

NOTE 12: FINANCIAL LOANS TO ALTO PALERMO S.A.

         As a result of the economic situation, at June 30, 2002, Alto Palermo S.A., was unable to comply with certain financial ratios established in the Trust Agreement signed in connection with the issue of negotiable obligations amounting to $ 120 million and other unsecured notes amounting to $ 85 million. After the end of the year, Alto Palermo S.A. called an Extraordinary Noteholders' Meeting for August 22, 2002, which decided to grant a waiver on non-compliance with the commitments contained in the Specific Commitments clause, financial ratios sub-clause, in the Price Supplement on Negotiable Obligations Class A dated January 15, 2001 during the quarter between April 2002 and June 30, 2002, without this implying a waiver of such infringements after June 30, 2002 or changes to those commitments in the future. No waiver, however, was obtained in connection with

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 12:  (Continued)

         general unsecured obligations amounting to $ 85 million. As a result of this refusal, Alto Palermo S.A. cannot incur aditional indebtedness until that event of default has been resolved. After the end of the year, Alto Palermo S.A. redeemed Clase A2 notes for a total nominal value of $ 17 million.

         In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As a result of recent unforseable economic developments in Argentina, the implicit rates on futures in pesos or dollars reached totally unexpected values, which gave rise to the requirement for additional guarantees for the exchange rate swap entered into with Morgan Guaranty Trust Company of New York. Consequently, on July 20, 2001, the Board of Directors of Alto Palermo S.A. entered into a new swap agreement amounting to US$ 85,000,000 securing this operation with a collateral deposit of US$ 50,000,000 and eliminating the rate risk implicit in futures in pesos and dollars. This guarantee was financed through a loan agreement with the Company for an original amount of $ 47,210,926. Payment of principal and interest on those contracts was subordinated to the payment of principal and interest on bonds and payment of principal and interest on the short-term financial debt.

NOTE 13: RESTRICTED ASSETS

         - The Labor Court No. 55 decided the embargo of units No. 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

         - In connection with the acquisition of additional interest in Santa Maria del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

         - As indicated in Note 19 e) to the June 30, 2002 consolidated financial statements, the Company has assigned in trust, under the terms of Law 24.441, in favor of the Trustee (ABN AMRO BANK N.V.) all the shares it owns in Palermo Invest S.A.

NOTE 14: NEGOTIABLE OBLIGATIONS CONVERTIBLE

         On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

         a) Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company ("ONC") for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5
               (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-yearly in arrears.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 14: (Continued)

         b) Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

         c) Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

         d) Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

         As of the date of the present financial statements, this Negotiable Obligations Convertible into Ordinary Shares were pending of approval from the respective control authorities.

NOTE 15: SUBSEQUENT EVENTS

         Issue of Negotiable Obligations Convertible into shares by our related company Alto Palermo S.A. ("APSA")

         On August 20, 2002, APSA ended its subscription period for the first branch for up to US$ 50 million of bonds convertible into ordinary shares of APSA of a Ps.0.1 nominal value each. In this sense, IRSA has subscribed a total amount of US$ 27.2 million of the convertible notes of APSA, by using loan agreements existing at that date and cash contributions.

         Barter - exchange of shares in Argentine Realty S.A. ("ARSA"), Buenos Aires Realty S.A.("BARSA") and Buenos Aires Trade & Finance Center S.A. ("BAT&FCSA")

         On August 16, 2002, the Company and RAGHSA S.A. agreed the following:
         i) the redestribution of the 5M site in Antiguo Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the cost and contruction commitments for the sites assumed with Corporacion Antiguo Puerto Madero S.A.(CAPM), iii) the adjustment of the remaining commitments and obligations also assumed with CAPM and iv) the exchange of shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA y BAT&FCSA , respectively.

         As a result of this distribution the Company now holds 100% of the capital stock of BAT&FCSA, while our 50% holding in ARSA and BARSA was transferred to RAGHSA.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                  FIXED ASSETS
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001

                              In thousands of pesos

                                                                      SCHEDULE A

==================================================================================





                               Value at    Increases    Deductions
            Items              beginning      and          and       Value as of
                                of year    transfers    Transfers       end of
                                                           and           Year
                                                        writedown
                                                            of
                                                       inventories
                                                           (2)
----------------------------------------------------------------------------------
Facilities                            61            -         (61)              -
Furniture and fixtures             1,344            2            -          1,346
Computer equipment                 3,473          140            -          3,613
Leasehold improvements             4,863          162            -          5,025

Real Estate:
------------
Alsina  934                        1,580            -            -          1,580
Av. De Mayo 595                    6,532            -      (1,561)          4,971
Av. Madero 942                     5,847            -        (958)          4,889
Constitucion 1111                  6,383            -      (5,862)            521
Costeros Dique IV                  2,425       18,345      (4,582)         16,188
Dique 2 M10 (1I) Edif. A          18,910            -      (1,959)         16,951
Dique 2 M10 (1I) Edif. C           5,475            -        (524)          4,951
Hotel Piscis - Purchase                -          518            -            518
advance
Laminar Plaza                     29,961            -      (3,312)         26,649
Libertador 498                    52,921           17     (14,114)         38,824
Libertador 602                     3,107            -        (558)          2,549
Madero 1020                       20,248            -      (9,807)         10,441
Maipu 1300                        46,959          101      (5,022)         42,038
Puerto Madero Dock 5               2,393            -      (2,393)              -
Reconquista 823                   21,992            -      (3,134)         18,858
Rivadavia 2243                     8,339            -      (8,339)              -
Rivadavia 2768                       352            -        (352)              -
Av. Santa Fe 1588                  8,341            -      (8,341)              -
Sarmiento 517                        583            -        (315)            268
Suipacha 652                      15,139            -      (3,350)         11,789
                              ----------------------------------------------------
TOTAL AS OF JUNE 31, 2002        267,228       19,285      (74,544)       211,969
                              ====================================================
TOTAL AS OF JUNE 31, 2001        286,705        4,349      (23,826)       267,228
==================================================================================


======================================================================================================================
                                                       Depreciation
                             -----------------------------------------------------------------
                                                        For the year
                                           ---------------------------------------
                                            Deductions
                                                And                                               Net     Net
            Items             Accumulated    Transfers       Rate        Amount   Accumulated  carrying   carrying
                                 as of                         %          (1)     as of year   Value as   value as
                             beginning of                                             end         of         of
                                 year                                                          June 30,   June
                                                                                                 2002     30, 2001


----------------------------------------------------------------------------------------------------------------------
Facilities                              -            -        10               -           -           -          61
Furniture and fixtures              1,235            -        20             109       1,344           2         109
Computer equipment                  2,985            9       33,33           407       3,401         212         488
Leasehold improvements              2,384            -        10             580       2,964       2,061       2,479

Real Estate:
------------
Alsina  934                           209            -         2              24         233       1,347       1,371
Av. De Mayo 595                       869            -         2             364       1,233       3,738       5,663
Av. Madero 942                        646            -         2              96         742       4,147       5,201
Constitucion 1111                     924        (908)         2             133         149         372       5,459
Costeros Dique IV                       -            -         2             311         311      15,877       2,425
Dique 2 M10 (1I) Edif. A              280            -         2             425         705      16,246      18,631
Dique 2 M10 (1I) Edif. C                -            -         2               -           -       4,951       5,475
Hotel Piscis - Purchase                 -            -         2               -           -         518           -
advance
Laminar Plaza                         828            -         2             478       1,306      25,343      29,133
Libertador 498                      4,758        (513)         2             835       5,080      33,744      48,163
Libertador 602                        253            -         2              48         301       2,248       2,854
Madero 1020                         1,787        (693)         2             322       1,416       9,025      18,460
Maipu 1300                          4,352            -         2             764       5,116      36,922      42,607
Puerto Madero Dock 5                  244        (308)         2              64           -           -       2,149
Reconquista 823                     2,699            -         2             352       3,051      15,807      19,293
Rivadavia 2243                      1,000      (1,071)         2              71           -           -       7,339
Rivadavia 2768                         51         (55)         2               4           -           -         301
Av. Santa Fe 1588                     884        (917)         2              33           -           -       7,457
Sarmiento 517                          52         (21)         2               8          39         229         531
Suipacha 652                        2,113            -         2             655       2,768       9,021      13,026
                            ------------------------------------------------------------------------------------------
TOTAL AS OF JUNE 31, 2002          28,553       (4,477)        -           6,083      30,159     181,810           -
                            ==========================================================================================
TOTAL AS OF JUNE 31, 2001          24,852       (2,334)        -           6,035      28,553           -     238,675
======================================================================================================================

(1) The accounting application of the depreciation for the year is set forth in Schedule H.
(2)  See coments in Note 2.c.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                INTANGIBLE ASSETS
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

                                                                      SCHEDULE B

========================================================================================================================
                                                           Values of origin                            Amortization
                                         -------------------------------------------------------------------------------
                                          Balances                                            Accumulated
                                            as of                                Balances as     as of
                                          beginning                               of end of    beginning
                 Items                     of year     Additions    Deductions       year       of year     Additions
------------------------------------------------------------------------------------------------------------------------
ON 1999 expenses                              2,623             -        (2,623)           -        2,623            -
ON 2003 expenses                              7,181             -        (7,181)           -        7,181            -
Development property expenses                   477           156          (241)         392            -          143
Bank loan expenses                           10,495         2,694              -      13,189        8,024            -
Exchange expenses                             2,523           339              -       2,862        1,293            -
                                         -------------------------------------------------------------------------------
TOTAL AS OF  JUNE 30, 2002                   23,299         3,189       (10,045)      16,443       19,121          143
                                         -------------------------------------------------------------------------------
TOTAL AS OF JUNE 30, 2001                    19,406        12,549        (8,656)      23,299       13,251        2,689
========================================================================================================================
==================================================================================================
                                             Amortization                 Net carrying value as of
                                  ----------------------------------------------------------------
                                                            Accumulated
                                                  Amount     as of end    June 30,     June 30,
                 Items               Deductions      (1)      of year       2002         2001
-------------------------------------------------------------------------------------=============
ON 1999 expenses                         (2,623)         -           -            -            -
ON 2003 expenses                         (7,181)         -           -            -            -
Development property expenses                  -        13         156          236          477
Bank loan expenses                             -     4,915      12,939          250        2,471
Exchange expenses                              -         -       1,293        1,569        1,230
                                  ----------------------------------------------------------------
TOTAL AS OF  JUNE 30, 2002               (9,804)     4,928      14,388        2,055            -
                                  ----------------------------------------------------------------
TOTAL AS OF JUNE 30, 2001                 (2,684)    5,865      19,121            -        4,178
==================================================================================================

(1) The accounting application of the amortization for the year is set forth in Schedule H.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                  SHARES AND OTHER SECURITIES ISSUED IN SERIES
                           INTEREST IN OTHER COMPANIES
                   Balance Sheets as of June 30, 2002 and 2001
                              In thousands of pesos

                                                                      SCHEDULE C

========================================================================================================








                                                                                  Value as    Value as
                                                                      Listing     of June     of June
Issuer and types of securities      Class      P.V.      Amount         value     30, 2002    30, 2001
--------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
APSA 2005 bonds                         U$S       0.001     700,000           -           -       1,414
Telecom Argentina S.A                    $        0.001     537,239           -           -      17,351
Perez Companc S.A.                       $        0.001   1,638,171           -           -         788
Bocon PRO 1                              $        0.001  13,174,419      0.0003           -      12,817
Banco Hipotecario S.A.                   $        0.001   1,093,445      0.0029       1,956       1,009
                                     -------------------------------------------------------------------
Total current investments as of                                                       1,956           -
June 30, 2002
                                     -------------------------------------------------------------------
Total current investments as of                                                                  33,379
June 30, 2001
========================================================================================================
====================================================================================================================
                                                      Issuer's information (1)
                                     ------------------------------------------------------------
                                                            Last financial statement
                                                   ----------------------------------------------
                                                                                                           (1)
                                                               Capital   Income(loss)                  Interest in
                                        Main                    stock     for the      Shareholders'     capital
Issuer and types of securities       Activity      Date     (par value)     year        equity            stock
--------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
APSA 2005 bonds                               -           -           -           -           -            -
Telecom Argentina S.A                         -           -           -           -           -            -
Perez Companc S.A.
Bocon PRO 1
Banco Hipotecario S.A.                        -           -           -           -           -            -
                                    --------------------------------------------------------------------------------
Total current investments as of
June 30, 2002
                                    --------------------------------------------------------------------------------
Total current investments as of
June 30, 2001
====================================================================================================================

(1)  Not inform because the equity interest is less than 5%.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                  SHARES AND OTHER SECURITIES ISSUED IN SERIES
                           INTEREST IN OTHER COMPANIES
                   Balance Sheets as of June 30, 2002 and 2001
                              In thousands of pesos

                                                          SCHEDULE C (Continued)

=========================================================================================================
                                                                                      Value      Value
                                                                                    Recorded   Recorded
                                                                          Listing   at June    at June
  Issuer and types of securities           Class       P.V.      Amount     value    30, 2002  30, 2001
---------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS

Abril S.A.                                Common 1      5,000      1,320         -   (17,883)  (15,254)
                                            vote            -          -         -     22,251    21,346
                                          Irrevoc.
                                          Contrib.

IRSA International Ltd.                   Common 1      0.001          -         -          -   451,477
                                            vote
Pereiraola S.A.                           Common 1      0.001     50,000         -      6,941     7,058
                                            vote
                                          Irrevoc.          -          -         -        968       859
                                          Contrib.
Baldovinos S.A.                           Common 1      0.001      6,000         -     (4,711)   (3,562)
                                            vote
                                          Irrevoc.          -          -         -     10,290    10,239
                                          Contrib.
Home Financing S.A.                       Common 1      0.001     11,999         -          -      (648)
                                            vote
                                          Irrevoc.          -          -         -          -       929
                                          Contrib.
Palermo Invest S.A.                       Common 1      0.001  76,949,667        -    120,710   187,277
                                            vote
Inversora del Puerto S.A.                 Common 1      0.001          -         -          -     1,174
                                            vote
Hoteles Argentinos S.A.                   Common 1      0.001  7,309,273         -    (5,771)    15,542
                                            vote
                                          Irrevoc.          -          -         -      3,142         -
                                          Contrib.
Alto Palermo S.A. (ex SAMAP)              Common 1      0,001  64,559,510        -    307,246    89,371
                                            vote
Buenos Aires Realty S.A.                  Common 1      0.001      6,000         -        118        33
                                            vote
                                          Irrevoc.          -          -         -      4,553     3,807
                                          Contrib.
Buenos Aires Trade and Finance            Common 1      0.001      6,000         -      2,288        18
Center S.A.                                 vote
                                          Irrevoc.          -          -         -      3,878     3,238
                                          Contrib.
Argentine Realty S.A.                     Common 1      0.001      6,000         -      (181)        16
                                            vote
                                          Irrevoc.          -          -         -      4,740     3,961
                                          Contrib.
Llao - Llao Resort S.A                    Common 1      0.001  5,878,940         -      7,659     4,018
                                            vote
                                          Irrevoc.          -          -         -      2,086     1,086
                                          Contrib.
Banco de Credito y Securitizacion S.A.    Common 1      0.001  3,187,500         -      6,236     9,781
                                            vote
Alto Invest S.A.                          Common 1      0.001        960         -         10         -
                                            vote            -          -         -        164         -
                                          Irrevoc.
                                          Contrib.

Ritelco S.A.                              Common 1      0.001  66,970,394        -     36,656         -
                                            vote
                                       ------------------------------------------------------------------
Total as of June 30, 2002                                                             511,390         -
                                       ------------------------------------------------------------------
Total as of June 30, 2001                                                                   -   791,766
=========================================================================================================

====================================================================================================================================
                                                                    Issuer's information
                                         -------------------------------------------------------------------------
                                                                               Last financial statement
                                                                   -----------------------------------------------

                                                                                 Capital     Income
                                                                                  ftock       (loss)
                                               Main                               (Par       for the   Shareholders'  Interest in
Issuer and types of securities               Activity                 Date        value)      year        equity     Capital Stock
------------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS

Abril S.A.                                 Building, development     06.30.2002   13,200     (6,741)      49,778            50%
                                           and administration of
                                                 country club

IRSA International Ltd.                         Investment           06.30.2002        -           -           1           100%

Pereiraola S.A.                          Real estate and financing   06.30.2002      100       (234)       2,375            50%

Baldovinos S.A.                          Real estate and building    06.30.2002       12     (1,800)      10,494            50%

Home Financing S.A.                              Mortgages           06.30.2002

Palermo Invest S.A.                             Investments          06.30.2002   78,251      11,215     181,273         66,67%

Inversora del Puerto S.A.                   Purchase, sales and
                                         explotation of properties

Hoteles Argentinos S.A.                      Hotel Libertador        06.30.2002    9,887    (26,543)       5,744         79,99%
                                                exploitation

Alto Palermo S.A. (ex SAMAP)              Real estate investments    06.30.2002   70,000    (42,403)     601,207         10,37%

Buenos Aires Realty S.A.                  Real estate investments    06.30.2002       12       5,303      14,432            50%

Buenos Aires Trade and Finance
  Center S.A.                             Real estate investments    06.30.2002       12       4,540      12,316            50%

Argentine Realty S.A.                     Real estate investments    06.30.2002       12       5,572      15,077            50%

Llao - Llao Resort S.A                        Hotel Llao-Llao        06.30.2002   11,757       7,299      18,663            50%
                                                exploitation

Banco de Credito y Securitizacion S.A.            Banking            06.30.2002   62,500       4,032      67,349          5,10%

Alto Invest S.A.                            Electronic Commerce      06.30.2002       12     (1,032)         697             8%

Ritelco S.A.                                    Investments          06.30.2002   66,970   (253,174)      36,656
                                         -------------------------------------------------------------------------------------------
Total as of June 30, 2002
                                         -------------------------------------------------------------------------------------------
Total as of June 30, 2001
====================================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                OTHER INVESTMENTS
                   Balance Sheets as of June 31, 2002 and 2001
                              In thousands of pesos

                                                                      SCHEDULE D

=============================================================================================================
                                                                      Value as of June    Value as of June
                               Items                                      30, 2002            30, 2001
=============================================================================================================
CURRENT INVESTMENTS

Time deposits                                                                        158                 374
Mutual funds                                                                       7,383               1,195
                                                                    -----------------------------------------
Total current investments as of June 30, 2002                                      7,541                   -
                                                                    =========================================
Total current investments as of June 30, 2001                                          -               1,569
                                                                    =========================================
NON-CURRENT INVESTMENTS Undeveloped parcels of land:

 Santa Maria del Plata                                                           103,213             110,244
 Torres Jardin IV                                                                  1,985               2,698
                                                                    -----------------------------------------
 Subtotal                                                                        105,198             112,942
                                                                    -----------------------------------------
IRSA I Trust Exhangeable Certificates Class A                                        629                   -
IRSA I Trust Exhangeable Certificates Class B                                        918                   -
IRSA I Trust Exchangeable Certificates Class C                                     1,472                   -
IRSA I Trust Exchangeable Certificates Class D                                     5,143                   -
                                                                    -----------------------------------------
Subtotal                                                                           8,162                   -
                                                                    -----------------------------------------
Art work                                                                              33                  33
                                                                    -----------------------------------------
Total non-current investments as of June 30, 2002                                113,393                   -
                                                                    =========================================
Total non-current investments as of June 30, 2001                                      -             112,975
=============================================================================================================

As of June 30, 2002 the non-current investments, Santa Maria del Plata and Torre Jardin IV, include the provision for impairment as mentioned in Note 2.a.3

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                            ALLOWANCES AND PROVISIONS
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos


                                                                      SCHEDULE E

====================================================================================================================================

                                                        Balances as of                               Carrying value   Carrying value
                                                         beginning of                                    as of            as of
                            Items                            year         Increases (1)   Decreases    June 30, 2002   June 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS:
  Allowance for doubful accounts                                1,1678           353         (958)            1,073            1,678
  Provision for impairment of inventory                              -        14,472        (4,262)          10,210                -
  Provision for impairment of fixed assets                           -        37,599              -          37,599                -
  Provision for impairment of undeveloped plots of land              -         8,301              -           8,301                -

FROM LIABILITIES:

  Provisions for lawsuits                                           10           314         (120)              204               10
  Provisions for discounts                                          22             -          (11)               11               22
                                                       -----------------------------------------------------------------------------
TOTAL AS OF JUNE 30, 2002                                        1,710        61,039       (5,351)           57,398                -
                                                       -----------------------------------------------------------------------------
TOTAL AS OF JUNE 30, 2001                                          755         1,153         (198)                -            1,710
====================================================================================================================================

(1) The increase in the Allowance for doubful accounts is set forth in Schedule H, the increase of the provision for impairment of inventory, fixed asset and undeveloped plots of land are included in Results for operations and holdings of real estate assets for a total amount of $ 60,372 (corresponding $ 56.110 as mentioned in Note 2.m and $ 4,262 as indicated in Schedule F) and the increase in Provision for lawsuits is set forth in Maintenance of building in Cost of properties sold of Schedule H.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                       COST OF SALES, LEASES AND SERVICES
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001

                              In thousands of pesos

                                                                      SCHEDULE F

=================================================================================================================
                                                                          June 30, 2002        June 30, 2001
                                                                       ------------------------------------------
I. COST OF SALES

Stock as of beginning of year                                                      32.994                50,499
Plus (less):
Purchases for the year                                                                 91                   383
Expenses (Schedule H)                                                               1,204                 1,792
Transfers to fixed assets                                                               -                   (10)
Transfers from fixed assets                                                        32,399                19,537
Less:
Reclassification of inventories sold                                                   80                   608
Reclassification from expenses for property sold to intangible assets                   -                  (595)
Stock as of end of year                                                           (31,516)              (32,994)
                                                                       ------------------------------------------
Subtotal                                                                           35,252                39,220
                                                                       ------------------------------------------
Plus

Cost of sales - Abril S.A.                                                          3,676                 8,713
Results from holding of real estate assets (1)                                    (14,472)               (3,723)
                                                                       ------------------------------------------
       COST OF PROPERTIES SOLD                                                     24,456                44,210
                                                                       ------------------------------------------
II. COST OF LEASES

Expenses (Schedule H)                                                               7,653                 6,839
                                                                       ------------------------------------------
       COST OF PROPERTIES LEASED                                                    7,653                 6,839
                                                                       ------------------------------------------
III. COST OF FEES FOR SERVICES

Expenses (Schedule H)                                                               1,586                 3,441
                                                                       ------------------------------------------
       COSTO OF FEES FOR SERVICES                                                   1,586                 3,441
                                                                       ------------------------------------------
       TOTAL COSTS                                                                 33,695                54,490
=================================================================================================================

(1) Includes the total amount of $ 10,210 for imapirment provision in accordance with mentioned in Note 2.b. and $ 4,262 corresponds to provision generated during the year for inventories that have been sold as of June 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                   Balance Sheets as of June 30, 2002 and 2001

                              In thousands of pesos

                                                                      SCHEDULE G

===================================================================================================================================

                                                                           Prevailing exchange     Total as of     Total as of
                     Items                         Class       Amount              rate           June 30, 2002   June 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks:
    Cash                                            U$S           38,808    0.0037       (1)                 144                6
    Banks                                           U$S           28,822    0.0037       (1)                 107            4,223
    Savings accounts                                U$S           40,472    0.0037       (1)                 150              395
    Checks to be deposited                          U$S                -    0.0037       (1)                   -               29
Investments:
    APSA 2005 bond                                  U$S                -    0.0037       (1)                   -            1,414
    Patriotic bond                                  U$S                -    0.0037       (1)                   -                -
    Time deposits                                   U$S                -    0.0037       (1)                   -              374
    Mutual Funds                                    U$S        1,985,022    0.0037       (1)               7,345              603
Mortgages and leases receivables                    U$S                -    0.0037       (1)                   -           30,423
Other receivables:
    Intercompany                                    U$S        8,142,865    0.0038       (1)              30,129               10
    Services to be billed                           U$S                -    0.0037       (1)                   -              364
    Operations pendings to settlement               U$S                -    0.0037       (1)                   -              939
    Personnel loans and prepayments                 U$S                -    0.0037       (1)                   -              651
    Total Current Assets                                      10,235,989                                  74,521           37,875
                                                          --------------                       ----------------------------------
NON-CURRENT ASSETS
Mortgages receivable                                U$S                -    0.0037       (1)                   -           35,105
Other receivables:
    Intercompany                                    U$S        9,643,556    0.0038       (1)              36,646                -
    Guarantee deposits                              U$S                -    0.0037       (1)                   -               74
    Personnel loans and prepayments                 U$S                -    0.0037       (1)                   -            2,541
Fixed Assets                                        U$S          140,000    0.0037       (1)                 518                -
Investments:                                                           -
IRSA
    International Ltd.:
        Shares                                      U$S                -    0.0037       (1)                   -          451,477
    Total Non-current Assets                        U$S        9,783,556                                  37,164          489,198
                                                            --------------                       ----------------------------------
TOTAL ASSETS AS OF JUNE 30, 2002                    U$S       20,019,545                                  75,039                -
                                                            --------------                       ----------------------------------
TOTAL ASSETS AS OF JUNE 30, 2001                    U$S      528,632,674                                       -          528,629
                                                            --------------                       ----------------------------------
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                    U$S                -    0.0038       (1)                   -               63
Customer advances                                   U$S                -    0.0038       (1)                   -              882
Taxes payable                                       U$S        1,665,402    0.0038       (1)               6,329                -
Short and long term debt                            U$S      136,425,994    0.0038       (1)             518,419          325,422
Other liabilities:
    Debt for purchase of shares                     U$S                -    0.0038       (1)                   -            1,602
    Intercompany                                    U$S                -    0.0038       (1)                   -            1,768
    Guarantee deposits                              U$S                -    0.0038       (1)                   -              876
    Provisions                                      U$S                -    0.0038       (1)                   -               22
    Collections on behalf of third parties          U$S                -    0.0038       (1)                   -              188
                                                            --------------                       ----------------------------------
    Total Current Liabilities                       U$S      138,091,396                                 524,748          330,823
                                                            --------------                       ----------------------------------
NON-CURRENT LIABILITIES
Accounts payable                                    U$S                -    0.0038       (1)                   -              374
Short and long term debt                            U$S                -    0.0038       (1)                   -                -
Customer advances                                   U$S                -    0.0038       (1)                   -              360
Other liabilities:
    Debt for purchase of shares                     U$S                -    0.0038       (1)                   -            2,836
    Guarantee deposits                              U$S                -    0.0038       (1)                   -            2,770
    Directors' deposits                             U$S                -    0.0038       (1)                   -               16
                                                            --------------                       ----------------------------------
    Total Non-current Liabilities                   U$S                -                                       -            6,356
                                                            --------------                       ----------------------------------
TOTAL LIABILITIES AS OF JUNE 30, 2002               U$S      138,091,396                                 524,748                -
                                                            --------------                       ----------------------------------
TOTAL LIABILITIES AS OF JUNE 30, 2001               U$S      337,182,301                                       -          337,179
===================================================================================================================================

(1) Official rate of exchange quoted by Banco Nacion at June 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

          INFORMATION REQUIRED BY LAW 19,550, SECTION 64, PARAGRAPH B)
                           For the years beginning on
                              July 1, 2001 and 2000
                        and ended June 30, 2002 and 2001
                              In thousands of pesos

                                                                      SCHEDULE H

============================================================================================================
                                                              Cost of
                                           Total as of       properties        Cost of        Cost of fees
                  Items                   June 30, 2002        leased      properties sold    for services
------------------------------------------------------------------------------------------------------------
 Directors' fees                                   1,037                -                -                -
 Fees and payments for                             2,219                -                -                -
 services
 Salaries, bonuses and social security             6,411                -                -                -
 charges
 Other expenses of personnel                         310                -
 administration
 Depreciation and amortization                    11,011            4,987                -                -
 Maintenance of buildings                          4,194            2,666            1,204                -
 Utilities and postage                                28                -                -                -
 Travel expenses                                     121                -                -                -
 Advertising and promotion                           859                -                -                -
 Fees and expenses for property sold                 999                -                -                -
 Local transportation and stationery                 138                -                -                -
 Taxes, rates and assessments                         30                -                -                -
 Subscriptions and dues                              223                -                -                -
 Interest and indexing adjustments                40,086                -                -                -
 Bank charges                                        436                -                -                -
 Safety box and stockbroking charges                 181                -                -                -
 Doubtful                                            353                -                -                -
 accounts
 Insurance                                             4                -                -                -
 Security                                              8                -                -                -
 Courses                                              59                -                -                -
 Lawsuits                                            277                -                -                -
 Results of  fideicomiso                           1,176                -                -                -
 Rents                                               451                -                -                -
 Other                                             5,104                -                -            1,586
                                         -------------------------------------------------------------------
 Total as of June 30, 2002                        75,625            7,653            1,204            1,586
                                         ===================================================================
 Total as of June 30, 2001                             -            6,839            1,792            3,441
============================================================================================================

====================================================================================================================
                                                                            Expenses
                                                           -------------------------------------------
                                                                                                       Total as of
                                           Cost of hotel                                                June 30,
                  Items                       activity     Administration   Selling       Financing       2001
--------------------------------------------------------------------------------------------------------------------
 Directors' fees                                        -         1,037              -             -         1,410
 Fees and payments for                                  -         2,219              -             -         3,609
 services
 Salaries, bonuses and social security                  -         6,411              -             -         9,748
 charges
 Other expenses of personnel                                        310              -             -           108
 administration
 Depreciation and amortization                          -         1,096              -         4,928        11,900
 Maintenance of buildings                               -           324              -             -         5,520
 Utilities and postage                                  -            28              -             -            43
 Travel expenses                                        -           121              -             -           168
 Advertising and promotion                              -            74            785             -           644
 Fees and expenses for property sold                    -             -            999             -         3,462
 Local transportation and stationery                    -           138              -             -           317
 Taxes, rates and assessments                           -            30              -             -            18
 Subscriptions and dues                                 -           223              -             -           200
 Interest and indexing adjustments                      -             -              -        40,086        54,326
 Bank charges                                           -             -              -           436           436
 Safety box and stockbroking charges                    -           138              -            43           356
 Doubtful                                               -             -            353             -           364
 accounts
 Insurance                                              -             4              -             -            27
 Security                                               -             8              -             -            90
 Courses                                                -            59              -             -           153
 Lawsuits                                               -           277              -             -             -
 Results of  fideicomiso                                -             -              -         1,176             -
 Rents                                                  -           451              -             -         1,049
 Other                                                  -           294              -         3,134         3,037
                                         ---------------------------------------------------------------------------
 Total as of June 30, 2002                              -        13,242          2,137        49,803             -
                                         ===========================================================================
 Total as of June 30, 2001                              -        19,681          4,380        60,852        96,985
====================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

            BREAKDOWN BY MATURITY DATE OF RECEIVABLES AND LIABILITIES
                          AS OF JUNE 30, 2002 AND 2001

                              In thousands of pesos

                                                                      SCHEDULE I

---------------------------------------------------------------------------------------------------
                                                                    WITH MATURITY DATE

                               --------------------------------------------------------------------
                                                                           TO DUE
                                        -----------------------------------------------------------
                                        UP TO    FROM 3   FROM 6  FROM 9   FROM 1   FROM 2  FROM 3
                       WITHOUT FALLING    3       TO 6     TO 9   TO 12     TO 2     TO 3    TO 4
                        TERM     DUE    MONTHS   MONTHS   MONTHS  MONTHS   YEARS    YEARS   YEARS
---------------------------------------------------------------------------------------------------

2002
Assets
  Investments            7,383       -        -       -      158        -     526    2,815   2,605
  Receivables           77,377       -   56,189     828      636      628   2,262    2,211   2,188
Liabilities
  Loans                      -       -  521,170       -        -        -       -        -       -
  Other liabilities        503      33   16,816   1,714       67      265   1,018      211     214

2001
Assets
  Investments           34,576       -      125      92       84       71       -        -       -
  Receivables                -   6,602   22,851   8,371    2,764    4,613  12,954   14,392   7,516
Liabilities
  Loans                      -       -  103,678  86,466        -  156,496       -        -       -
                       ----------------------------------------------------------------------------
  Other liabilities          -      70    8,596   1,784    3,406      244   2,927    2,821     213
---------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                            WITH MATURITY DATE                   INTEREST
                       ---------------------------         -------------------------
                           TO DUE                                      ACCRUED
                       -------------------                         -----------------
                         FROM 4           TOTAL
                         YEARS   TOTAL A  WITH               NO     FIXED   VARIABLE
                           ON     VENCER   TERM   TOTAL   ACRCRUED   TERM    TERM
------------------------------------------------------------------------------------

2002
Assets
  Investments              2,216   8,320    8,320  15,703        -   3,177   12,526
  Receivables              6,172  71,114   71,114 148,491   68,717  79,774        -
Liabilities
  Loans                        - 521,170  521,170 521,170        - 207,212  313,958
  Other liabilities            8  20,313   20,346  20,849   20,124     725        -

2001
Assets
  Investments                  -     372      372  34,948   34,576     372        -
  Receivables             25,624  99,085  105,687 105,687   45,105  60,582        -
Liabilities
  Loans                        - 346,640  346,640 346,640        - 155,682  190,958
                       -------------------------------------------------------------
  Other liabilities          395  20,386   20,456  20,456   15,581   4,875        -
------------------------------------------------------------------------------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE

                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

1.     None

2.     None

3.     Additional information on assets and liabilities

================================================================================================
                                           FALLING DUE              WITH NO
                                                                 MATURITY DATE
                                 ---------------------------------------------------------------
            CONCEPT                  31.3.02         31.5.02        CURRENT         30.9.02
------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                        -               -             737          7,136
Receivable for the sale of
properties                                  -               -               -              -
Other receivables                           -               -           1,842         49,053
                                 ---------------------------------------------------------------
Total                                       -               -           2,579         56,189

LIABILITIES
Customer advances                           -               -               -            186
Taxes payables                              -               -               -          8,873
Trade accounts payable                      -               -               -          6,350
Other liabilities                          33               -               -          1,068
Loans                                       -         311,206               -        209,964
Salaries and social securities
payables                                    -               -               -            339
                                 ===============================================================
Total                                      33         311,206               -        226,780
================================================================================================
=================================================================================================
                                       TO DUE (POINT 3 C)

                                 -----------------------------------------------
            CONCEPT                 31.12.02         31.3.03        30.6.03          TOTAL
------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                      298             110             103          8,384
Receivable for the sale of
properties                                  -               -               -              -
Other receivables                         530             526             525         52,476
                                 ---------------------------------------------------------------
Total                                     828             636             628         60,860

LIABILITIES
Customer advances                           -               -               -            186
Taxes payables                            801               -               -          9,674
Trade accounts payable                      -               -               -          6,350
Other liabilities                         913              63             265          2,342
Loans                                       -               -               -        521,170
Salaries and social securities
payables                                    -               4               -            343
                                 ===============================================================
Total                                   1,714              67             265        540,065
================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE

                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

3.  (Continued)           Stated in thousands of pesos

============================================================================================================================
                                                                             TO MATURE (POINT 3 C)
                                            ================================================================================
                              WITHOUT ANY
                             FIXED DUE DATE
             ITEMS           (NON-CURRENT)     30.9.03  31.12.03  31.3.04   30.6.04   30.9.04   31.12.04  31.3.05   30.6.05
----------------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for the sale of
properties                          1,638           -         -        -       160         -         -         -       108
Other receivables                  73,160           -         -        -     2,102         -         -         -     2,103
Total                              74,798           -         -        -     2,262         -         -         -     2,211

LIABILITIES

Other liabilities                     503          80       786       32       120        53        34        36        88
Total                                 503          80       786       32       120        53        34        36        88
============================================================================================================================

===========================================================================================
                                                   TO MATURE (POINT 3 C)
                             --------------------------------------------------------------

             ITEMS           30.9.05  31.12.05 30.6.06  30.6.07   30.6.08  30.6.09 30.6.10
-------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for the sale of                                                            31
properties                         -        -       86       79       30       27
Other receivables                  -        -    2,102    2,104    2,107    1,296       -
Total                              -        -    2,188    2,183    2,137    1,323      31

LIABILITIES
Other liabilities                 45      169        -        -        -        -       -
Total                             45      169        -        -        -        -       -
===========================================================================================
===================================================================================================
                                                    TO MATURE (POINT 3 C)
                            -----------------------------------------------------------------------

             ITEMS           30.6.11  30.6.12  30.6.13  30.6.14  30.9.14  30.6.15  30.6.18 TOTAL
---------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for the sale of      20       22       26       24        -        7
properties                                                                              -   2,258
Other receivables                 -        -        -        -        -        -      399  85,373
Total                            20       22       26       24        -        7      399  87,631

LIABILITIES
Other liabilities                 -        -        -        -        8        -        -   1,954
Total                             -        -        -        -        8        -        -   1,954
===================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE

                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

3.  (Continued)           Stated in thousands of pesos

==============================================
             ITEMS                 TOTAL
----------------------------------------------
RECEIVABLES
Receivables for sale                  8,384
Receivables for the sale of
properties                            2,258
Other receivables                   137,849
                               ===============
Total                               148,491
                               ===============

LIABILITIES
Customer advances                       186
Taxes payable                         9,674
Trade accounts payable                6,350
Other liabilities                     4,296
Loans                               521,170
Salaries and social
securities payable                      343
                               ---------------
Total                               542,019
==============================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

The classification of receivables and liabilities is as follows:

4-a.   Breakdown by currency and maturity

================================================================================================================
                                               CURRENT                               NON-CURRENT
                               ---------------------------------------------------------------------------------
                                  LOCAL       FOREIGN                      LOCAL       FOREIGN        TOTAL
             ITEMS               CURRENCY     CURRENCY   TOTAL CURRENT   CURRENCY     CURRENCY     NON-CURRENT
----------------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                         8,384            -        8,384             -            -             -
 Mortgages and leases
 receivables                             -            -            -         2,258            -         2,258
 Other receivables                  22,348       30,129       52,477        48,727       36,646        85,373
                               ---------------------------------------------------------------------------------
 Total                              30,732       30,129       60,861        50,985       36,646        87,631
----------------------------------------------------------------------------------------------------------------
 LIABILITIES
 Customer advances                     186            -          186             -            -             -
 Taxes payable                       9,674            -        9,674             -            -             -
 Trade accounts payable              6,350            -        6,350             -            -             -
 Other liabilities                   2,342            -        2,342         1,954            -         1,954
 Short and long term debt            2,752      518,419      521,171             -            -             -
 Salaries and social security
 payable                               343            -          343             -            -             -
                               ---------------------------------------------------------------------------------
 Total                              21,647      518,419      540,066         1,954            -         1,954
================================================================================================================
======================================================================================
                                               TOTAL IN      TOTAL IN
                                   TOTAL         LOCAL        FOREIGN       TOTAL
             ITEMS                             CURRENCY      CURRENCY
--------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                         8,384         8,384             -         8,384
 Mortgages and leases
 receivables                         2,258         2,258             -         2,258
 Other receivables                 137,850        71,075        66,775       137,850
                               -------------------------------------------------------
 Total                             148,492        81,717        66,775       148,491
--------------------------------------------------------------------------------------
 LIABILITIES
 Customer advances                     186           186             -           186
 Taxes payable                       9,674         9,674             -         9,674
 Trade accounts payable              6,350         6,350             -         6,350
 Other liabilities                   4,296         4,296             -         4,296
 Short and long term debt          521,171         2,752       518,419       521,171
 Salaries and social security
 payable                               343           343             -           343
                               -------------------------------------------------------
 Total                             542,020        23,601       518,419       542,020
======================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

4-b.   Breakdown by adjustment clause

=====================================================================================================================
                                                   CURRENT                                NON-CURRENT
                                  -----------------------------------------------------------------------------------

                                     WITHOUT        WITH                       WITHOUT        WITH
                                   ADJUSTMENT    ADJUSTMENT                  ADJUSTMENT    ADJUSTMENT      TOTAL
              ITEMS                  CLAUSE        CLAUSE     TOTAL CURRENT    CLAUSE        CLAUSE     NON-CURRENT
---------------------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                             8,384             -         8,384             -             -            -
 Mortgages and leases receivables            -             -             -         2,258             -        2,258
 Other receivables                      52,476             -        52,476        85,373             -       85,373
                                  -----------------------------------------------------------------------------------
 Total                                  60,860             -        60,860        87,631             -       87,631
---------------------------------------------------------------------------------------------------------------------
 LIABILITIES
 Customer advances                         186             -           186             -             -            -
 Taxes payable                           9,674             -         9,674             -             -            -
 Trade accounts payable                  6,350             -         6,350             -             -            -
 Other liabilities                       2,342             -         2,342         1,954             -        1,954
 Short and long term debt              521,170             -       521,170             -             -            -
 Salaries and social security
 payable                                   343             -           343             -             -            -
                                  -----------------------------------------------------------------------------------
 Total                                 540,065             -       540,065         1,954             -        1,954
=====================================================================================================================
==========================================================================================
                                                    TOTAL         TOTAL
                                                   WITHOUT        WITHT
                                                 ADJUSTMENT    ADJUSTMENT
              ITEMS                   TOTAL        CLAUSE        CLAUSE         TOTAL
------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                             8,384         8,384             -         8,384
 Mortgages and leases receivables        2,258         2,258             -         2,258
 Other receivables                     137,849       137,849             -       137,849
                                  --------------------------------------------------------
 Total                                 148,491       148,491             -       148,491
------------------------------------------------------------------------------------------
 LIABILITIES
 Customer advances                         186           186             -           186
 Taxes payable                           9,674         9,674             -         9,674
 Trade accounts payable                  6,350         6,350             -         6,350
 Other liabilities                       4,296         4,296             -         4,296
 Short and long term debt              521,170       521,170             -       521,170
 Salaries and social security
 payable                                   343           343             -           343
                                  --------------------------------------------------------
 Total                                 542,019       542,019             -       542,019
==========================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

================================================================================================================
                                                 CURRENT                              NON-CURRENT
                                 -------------------------------------------------------------------------------
                                                       NOT-                                    NOT-     TOTAL
                                 ACCRUING INTEREST  ACCRUING    TOTAL   ACCRUING INTEREST   ACCRUING     NON-
                                                     INTEREST  CURRENT                       INTEREST  CURRENT
----------------------------------------------------------------------------------------------------------------
                                 FIXED   VARIABLE                         FIXED    VARIABLE
                                 RATE      RATE                            RATE      RATE
                                 -------------------                    --------------------
 ACCOUNTS RECEIVABLES
 Receivables                     5,581      --       2,803     8,384      --           --       --        --
 Mortgages and leases
 receivables                      --        --        --        --         620         --      1,638     2,258
 Other receivables                 265      --      52,211    52,476    73,308         --     12,065    85,373
                             -----------------------------------------------------------------------------------
 Total                           5,846      --      55,014    60,860    73,928         --     13,703    87,631
----------------------------------------------------------------------------------------------------------------
 LIABILITIES
 Customer advances                --        --         186       186      --           --       --        --
 Taxes payable                    --        --       9,674     9,674      --           --       --        --
 Trade accounts payable           --        --       6,350     6,350      --           --       --        --
 Other liabilities                --        --       2,342     2,342       725         --      1,229     1,954
 Short and long term debt         --     521,170      --     521,170      --           --       --        --
 Salaries and social security
 payable                          --        --         343       343      --           --       --        --
                             -----------------------------------------------------------------------------------
 Total                            --     521,170    18,895   540,065       725         --      1,229     1,954
================================================================================================================
=====================================================================


                                          TOTAL     TOTAL
                               TOTAL    ACCRUING  NOT-ACCRU  TOTAL
                                        INTEREST  INTERESTING
---------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                    8,384     5,581     2,803     8,384
 Mortgages and leases
 receivables                    2,258       620     1,638     2,258
 Other receivables            137,849    73,573    64,276   137,849
                             ----------------------------------------
 Total                        148,491    79,774    68,717   148,491
---------------------------------------------------------------------
 LIABILITIES
 Customer advances                186      --         186       186
 Taxes payable                  9,674      --       9,674     9,674
 Trade accounts payable         6,350      --       6,350     6,350
 Other liabilities              4,296       725     3,571     4,296
 Short and long term debt     521,170   521,170      --     521,170
 Salaries and social security
 payable                          343      --         343       343
                             ----------------------------------------
 Total                        542,019   521,895    20,124   542,019
=====================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

5.   Intercompany

     a.   Intercompany interest
          See Schedule C to the financial statements.

     b.   Intercompany debit/credit balances (Note 10)

     Current mortgages and leases receivables
     ----------------------------------------

     =========================================================================
                                                            June 30, 2002
                                                         ---------------------
     Intercompany:

        Abril S.A.                                                        9
        Alternativa Gratis S.A.                                           1
        Alto Palermo S.A.                                               384
        Altocity.Com S.A.                                                54
        Baldovinos S.A.                                                 723
        Banco Hipotecario S.A.                                            2
        Cresud S.A.C.I.F.                                               132
        Dolphin Fund Management S.A.                                    128
        Inversora Bolivar S.A                                         1,941
        Red Alternativa S.A.                                              5
        Tarshop Sociedad Anonima                                         11
     =========================================================================


     Non-current mortgages and leases receivables
     --------------------------------------------
     =========================================================================
                                                            June 30, 2002
                                                         ---------------------
     Intercompany:

        Alto Palermo S.A.                                             1,638
        Baldovinos S.A.                                                  91

     =========================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos


Other current receivables
-------------------------

===============================================================================
                                                             June 30, 2002
                                                          ---------------------
Intercompany:
   Emprendimiento Recoleta S.A.                                           20
   Dolphin Fund Management S.A.                                           58
   Banco Hipotecario S.A.                                                  1
   Inversora Bolivar S.A.                                                  7
   Ritelco S.A.                                                       30,129
   Palermo Invest S.A                                                 13,135
===============================================================================

Other non current receivables
-----------------------------

===============================================================================
                                                             June 30, 2002
                                                          ---------------------
Intercompany:
   Alto Palermo S.A.                                                  73,160

===============================================================================

Current trade accounts payable
------------------------------

===============================================================================
                                                             June 30, 2002
                                                          ---------------------
Intercompany:
   Alto Palermo S.A.                                                     140
   Cresud S.A.C.I.F                                                       42
   Dolphin Fund Management S.A                                            45
   Emprendimiento Recoleta S.A.                                            4
   Fibesa                                                                  2
===============================================================================

Other current liabilities
-------------------------
===============================================================================
                                                              June 30, 2002
                                                          ---------------------
Intercompany:
   Baldovinos S.A.                                                        35
   Cresud S.A.                                                             8
   Tarshop S.A.                                                            3
===============================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

Other non current liabilities
======================================================================
                                                     June 30, 2002
                                                   -------------------
Intercompany:
   Alto Palermo S.A..                                           503
======================================================================


6.   None.

7. In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8. Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the financial statements.

9.   None.

10.  None.

11.  None.

12.  See Notes 2.a., 2.b., 2.c. and 2.d. to the financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

13.    Insured Assets.

                                        Insured     Accounting
                                        amounts       values                        Risk covered
                                      ------------  ------------ ----------------------------------------------------
Alsina 934 Capital                (3)       1,890         1,347  Fire, explosion with additional coverage and debris removal

Alsina 934 Capital                (3)         308         1,347  Third party liability with additional coverage and
                                                                 minor risks.

Av. de Mayo 589-99                (3)       2,700         3,738  Fire, explosion with additional coverage and debris removal

Av. de Mayo 589-99                (3)       1,000         3,738  Third party liability with additional coverage and
                                                                 minor risks.

Av. Alicia M. de Justo 1714 Dock  (1)      17,000            57  Fire, explosion with additional coverage and
13 Capital                                                       debris removal

Av. Alicia M. de Justo 1714 Dock  (1)         555            57  Third party liability with additional coverage and
13  Capital                                                      minor risks.

Av. Alicia M. de Justo 750 Dock   (1)      16,775           406  Fire, explosion with additional coverage and
5 Capital                                                        debris removal

Av. Alicia M. de Justo 750 Dock   (1)         202           406  Third party liability with additional coverage and
5 Capital                                                        minor risks.


Av. Alicia M. de Justo 840 Dock   (1)      17,550           113  Fire, explosion with additional coverage  and
6 Capital                                                        debris removal

Av. Alicia M. de Justo 840 Dock   (1)         406           113  Third party liability with additional coverage and
6 Capital                                                        minor risks.

Bolivar 108 e H. Yrigoyen 476               5,160             -  Fire, explosion with additional coverage and
Capital                                                          debris removal

Bolivar 108 e H. Yrigoyen 476               3,199             -  Third party liability with additional coverage and
Capital                                                          minor risks.

Constitucion 1111 Capital                     420         4,139  Fire, explosion with additional coverage and debris removal

Constitucion 1111 Capital                     600         4,139  Third party liability with additional coverage and
                                                                 minor risks.

Constitucion 1111 TIA Capital     (3)       1,500         4,139  Fire, explosion with additional coverage and debris removal

Constitucion 1111 TIA Capital     (3)       5,000         4,139  Third party liability with additional  coverage and minor risks.

Dorrego 1916 Capital              (4)      17,430            12  Fire, explosion with additional coverage and debris
                                                                 removal

Dorrego 1916 Capital              (4)         506            12  Third party liability with additional coverage and
                                                                 minor risks.


Edificios costeros Dique 2 Este.           14,700        21,197  Fire, explosion with additional coverage and
Dockitos. P. Madero Capital                                      debris removal

Edificios costeros Dique 2 Este.            1,631        21,197  Third party liability with additional coverage and
Dockitos. P. Madero Capital                                      minor risks.

Edificios costeros Dique 4 O.     (1)      17,000        15,877  Fire, explosion with additional coverage and
Cosentini 240 Capital                                            debris removal

Edificios costeros Dique 4 O.     (1)       1,002        18,877  Third party liability with additional coverage and
Cosentini 240 Capital                                            minor risks.

F. Alcorta 3351 Palacio Alcorta   (1)      30,250             -  Fire, explosion with additional coverage and
Capital                                                          debris removal

F. Alcorta 3351 Palacio Alcorta   (1)       1,655             -  Third party liability with additional coverage and
Capital                                                          minor risks.

Gurruchaga 274 Torres Jardin III  (2)      10,736           150  Fire, explosion with additional coverage and
Capital                                                          debris removal

Gurruchaga 274 Torres Jardin III  (2)         601           150  Third party liability with additional coverage and
Capital                                                          minor risks.

ING Butty 240 Laminar Plaza       (1)      47,250        25,343  Fire, explosion with  additional coverage and
Capital                                                          debris removal

ING Butty 240 Laminar Plaza       (1)       4,130        25,343  Third party liability with additional coverage and
Capital                                                          minor risks.

Libertador 450-98  Capital        (1)      33,600        33,744  Fire, explosion with additional coverage and
                                                                 debris removal

Libertador 450-98  Capital        (1)       3,461        33,744  Third party liability with additional coverage and minor risks.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

13.    Insured Assets (Continued)

                                        Insured     Accounting
                                        amounts       values                        Risk covered
                                      ------------  ------------ ----------------------------------------------------
Av. Libertador 602  Capital       (1)       1,002         2,248  Third party liability with additional coverage and
                                                                 minor risks.

Av. Libertador 602  Capital       (1)      25,200         2,248  Fire, explosion with additional coverage and debris removal

Madero 1020 Capital               (1)      28,350        13,571  Fire, explosion with additional coverage and debris removal

Madero 1020 Capital               (1)       2,933        13,571  Third party liability with additional coverage and minor risks.

Madero 940  Capital               (1)      36,960         4,147  Fire, explosion with additional coverage and debris removal

Madero 940  Capital               (1)       1,315         4,147  Third party liability with additional coverage and
                                                                 minor risks.

Maipu 1270 - 1300 Capital                  22,050        36,922  Fire, explosion with additional coverage and debris removal

Maipu 1270 - 1300 Capital                   4,061        36,922  Third party liability with additional coverage and minor risks.

Padilla 870 Torres Jardin II      (2)       9,540           409  Fire, explosion with additional coverage and
Capital                                                          debris removal

Padilla 870 Torres Jardin II      (2)         607           409  Third party liability with additional coverage and
Capital                                                           minor risks.

Reconquista 823 Capital           (3)      13,000        15,807  Fire, explosion with additional coverage and debris removal

Rivadavia 2768 Capital            (1)       3,610           136  Fire, explosion with additional coverage and debris
                                                                 removal

Rivadavia 2768 Capital            (1)         251           136  Third party liability with additional coverage and
                                                                 minor risks.

Sarmiento 501                     (1)       3,885           818  Fire, explosion with additional coverage and debris
                                                                 removal

Sarmiento 501                     (1)         607           818  Third party liability with additional coverage and
                                                                 minor risks.

Serrano 287 Torres Jardin I       (2)       9,450            58  Fire, explosion with additional coverage and
Capital                                                          debris removal

Serrano 287 Torres Jardin I       (2)         607            58  Third party liability with additional coverage and
Capital                                                          minor risks.

Suipacha 664                               15,750         9,021  Fire, explosion with additional coverage and debris removal

Suipacha 664                                  722         9,021  Third party liability with additional coverage and
                                                                 minor risks.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                        BALANCE SHEET AS OF JUNE 30, 2002

                          Stated in thousands of pesos

General
-------

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an "as new" condition value, not including land and foundations, due to the apportionment rules.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:
------

(1) Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)  Insured amounts correspond solely to jointly held areas.

(3) Insurance purchased by tenants with provisions for the assignment of rights.

(4)  Insured amounts correspond to units not yet having a bill of sale.

(5) Insured amounts correspond to common areas and partially to individual areas.

In our opinion, the above-described policies adequately cover current risks.

14.  Not applicable.

15.  See comments in Note 1 to the consolidated financial statements.

16.  Not applicable.

17.  None.

18. In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

BUENOS AIRES, SEPTEMBER 9, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos

1. BRIEF COMMENTS ON THE COMPANY'S ACTIVITIES DURING THE YEAR, INCLUDING REFERENCES TO SIGNIFICANT EVENTS AFTER THE END OF THE PERIOD.

See  attached.

2. CONSOLIDATED SHAREHOLDERS' EQUITY STRUCTURE AS COMPARED WITH THE SAME YEAR FOR THE FOUR PREVIOUS YEARS.

                                      June 30, 2002  June 30, 2001    June 30, 2000    June 30, 1999   June 30, 1998
                                      -------------- --------------  ---------------  --------------  --------------
       Current Assets                      136,308        221,875          246,196         299,584         453,672
       Non-Current Assets                1,008,407      1,272,674        1,419,031       1,430,982       1,316,241
                                      -------------- --------------  ---------------  --------------  --------------
       TOTAL                             1,144,715      1,494,549        1,665,227       1,730,566       1,769,913
                                      ============== ==============  ===============  ==============  ==============
       Current Liabilities                 606,060        385,661          236,344         290,212         238,533
       Non-Current Liabilities               3,021         34,497          215,863         218,322         354,999
                                      -------------- --------------  ---------------  --------------  --------------
       SUBTOTAL                            609,081        420,158          452,207         508,534         593,532
                                      -------------- --------------  ---------------  --------------  --------------
       Minority interest in
       subsidiaries                         75,218        114,356          112,603         112,971         106,926
                                      -------------- --------------  ---------------  --------------  --------------
       Shareholders' Equity                460,416        960,035        1,100,417       1,109,062       1,069,455
                                      -------------- --------------  ---------------  --------------  --------------
       Total                             1,144,715      1,494,549        1,665,227       1,730,567       1,769,913
                                      ============== ==============  ===============  ==============  ==============

3. CONSOLIDATED INCOME STRUCTURE AS COMPARED WITH THE SAME YEAR FOR THE FOUR PREVIOUS YEARS.

                                      June 30, 2002     June 30, 2001  June 30, 2000   June 30, 1999   June 30, 1998
                                      --------------   --------------  -------------  --------------  --------------
       Operating ordinary profit           (29,564)          26,798         46,110          71,409          67,137
       Financial results                   (445,821)        (83,358)      (24,719)         (35,333)       (12,158)
       Equity in earnings of
       affiliated companies                (17,797)           6,471         10,810          46,734          31,424
       Other income (expenses)               (4,322)         (5,266)       (6,371)           9,458          (3,294)
                                        -------------  --------------  -------------  --------------  --------------
       LOSS BEFORE TAXES                   (497,504)        (55,355)        25,830          92,268          83,109
       Income tax/ asset tax                 (7,233)         (3,139)        (9,460)               -               -
       Minority interest                       5,118         (1,459)        (4,818)         (5,282)        (11,109)
                                        -------------  --------------  -------------  --------------  --------------
       NET (LOSS) INCOME                   (499,619)        (59,953)        11,552          86,986          72,000
                                        =============  ==============  =============  ==============  ==============

4.   STATISTICAL DATA AS COMPARED WITH THE SAME YEAR OF THE FOUR PREVIOUS YEARS.

     Summary of properties sold in units and thousands of pesos.

                                            Accumulated    Accumulated   Accumulated    Accumulated   Accumulated
                                               as of          as of         as of          as of         as of
                   Real Estate                June 30,      June 30,       June 30,    June 30, 1999    June 30,
                                                2002          2001           2000           (1)           1998
                                                 (1)           (1)            (1)                          (1)
       ------------------------------------ ------------- -------------- ------------- -------------- -------------
       Apartments & Loft Buildings
       ---------------------------
       Torres Jardin                              1.837          4.680         6.649         10.456        12.428
       Torres de Abasto                           1.784          5.314          4.577        25.976        10.454
        Alcorta Palace                              540              -            18          2.238        29.814
       Concepcion Arenal and Dorrego 1916           323          3.635         2.970          2.314         2.097
       Alto Palermo Park                          8.729        (1.062)         2.782          4.067        10.499
       Other                                      1.635          1.491         1.518          3.723             -

       Residential Communities
       -----------------------
       Abril / Baldovinos                        11.188         30.235        19.537         21.088        57.403
       Villa Celina I, II and III                  (46)              6           106          2.516         3.361
       Villa Celina IV and V                        121          2.582         5.736              -             -
       Other                                          -              -           141          2.586         2.019

       Undeveloped parcels of land
       ---------------------------
       Monserrat                                      -          1.069         2.205              -             -
       Dique IV                                       -         10.955             -              -         5.378
       Puerto Madero Dique II                         -              -             -         48.905             -

       Other
       -----
       Llao Llao                                      -              -        14.671              -             -
       Galerias Pacifico                              -              -         5.869              -             -
       Puerto Madero Dock 6                         103            154             -            779         5.820
       Gallo y Lavalle                                -              -             -              -        10.059
       Sarmiento 580                                  -          9.644             -              -             -
       Av. de Mayo 701                                -          2.766             -              -             -
       Montevideo 1975                                -          2.778             -              -             -
       Santa Fe 1588                              7.267              -             -              -             -
       Other                                      8.206          4.915         2.709            628        14.540
                                            ------------- -------------- ------------- -------------- -------------
                                                 41.687         79.162        69.488        125.276       163.872
                                            ============= ============== ============= ============== =============

(1)  Deductions on account of gross sales tax are not included.

5.   KEY RATIOS AS COMPARED WITH THE SAME YEAR OF THE FOUR PREVIOUS YEARS.

                          June 30,            Jund 30,            Jund 30,            June 30,           June 30,
                            2002                2001                2000                1999               1998
                        ------------        ------------        ------------        ------------        ------------
       LIQUIDITY RATIO
       Current Assets        136.308 = 0,22        221.875 = 0,58        246.196 = 1,04      299.584 = 1,03      453.672 = 1,90
                        ------------          ------------          ------------        ------------        ------------
       Current               606.060               385.661               236.344             290.212             238.533
       Liabilities

       INDEBTEDNESS RATIO

       Total liabilities     609.081 = 1,32        420.158 = 0,44        452.207 = 0,41      508.534 = 0,46      593.533 = 0,55
                        ------------          ------------          ------------        ------------        ------------
       Shareholders'         460.416               960.035             1.100.417           1.109.062           1.069.455
       Equity


       INCOME BEFORE INCOME TAX, TAX ON ASSETS AND MINORITY INTEREST.

                          June 30,              June 30,              June 30,           June 30,            June 30,
                            2002                  2001                  2000               1999                1998
                        ------------          ------------          ------------        ------------        ------------
       Income
       Before income tax/

       Tax on assets        (497.504) = (0,52)     (55.355) = (0,05)      25.830 = 0,02       92.268 = 0,09       83.109 = 0,08
                        ------------          ------------          ------------        ------------        ------------
       Shareholders'         960.035             1.019.988             1.088.866           1.022.075            997.455
       equity at end
       excluding (loss)
       income for the
       year


6.   BRIEF COMMENT ON THE FUTURE PERSPECTIVES FOR THE ENSUING YEAR

     See attached.

[PRICEWATERHOUSECOOPERS LOGO]

[SC INTERNATIONAL LOGO]
                                                                     ABELOVICH,
                                                                         POLANO
                                                                    & ASOCIADOS


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of
IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA



1. We have audited the balance sheets of IRSA Inversiones y Representaciones Sociedad Anonima at June 30, 2002 and 2001, and the related statements of income and cash flows for the years then ended, and the statement of changes in shareholders' equity for the year ended on June 30, 2002, and the complementary notes 1 to 15 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anonima with its subsidiaries for the years ended on June 30, 2002 and 2001, which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company's management. Our responsibility is to issue an opinion on the financial statements, based on our audit.

2. We conducted our audits of these statements in accordance with auditing standards in force in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As established by Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, the Company has given recognition to the effects of the devaluation as from January 1, 2002.

4. Note 1 to the consolidated financial statements details the situation at the end of the year related to the economic measures issued by the National Government to confront the Argentine crisis, some of which may have been pending issue at the date of preparation of these financial statements. The impact generated by all these measures adopted to date by the Government on the financial statements of the Company at June 30, 2002 was recognized according to the evaluations and estimates made by Management when preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.







PRICE WATERHOUSE & CO.                           ABELOVICH, POLANO & ASSOCIADOS
Av. A. Moreau de Justo 270, Piso 2(nd)           25 de Mayo 596 - 8(th)Piso
C1107AAF Ciudad de Buenos Aires - Argentina      (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                           Tel./Fax 4312-8525 -
Fax: (54-11) 4315-6448/9                         E-mail: abelovich@elsitio.net
www.pwcglobal.com

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]

[SC INTERNATIONAL GRAPHIC OMITTED]
                                                                     ABELOVICH,
                                                                         POLANO
                                                                    & ASOCIADOS
                   REPORT OF INDEPENDENT ACCOUNTANTS (Contd.)


5. As mentioned in Note 6 to the financial statements, at June 30, 2002 the Company was unable to meet certain financial ratios required by the trust agreement related to the issuance of negotiable obligations for US$ 39.3 million. As mentioned in Note 15 to the consolidated financial statements, the subsidiary Hoteles Argentinos S.A. has not paid principal installments amounting to US$ 300 thousand, with original maturities set for April 29 and July 29, 2002, and an interest installment amounting to US$ 127 thousand which fell due on July 29, 2002, under the US$ 12 million long-term loan agreement secured by a mortgage entered into with BankBoston N.A. Buenos Aires Branch.

6. During the year ended on June 30, 2002, the Company recorded a net loss of $ 499,619 thousand, accumulated losses of $ 496,479 thousand and a shortfall of working capital of $ 456,524 thousand (consolidated shortfall of working capital of $ 469,752 thousand). Company Management is currently defining and implementing an action plan to counteract these circumstances as has been detailed in Note 1 to the consolidated financial statements. These financial statements have been prepared using accounting principles applicable to a going concern. Therefore, these financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company's activities and the Company were obliged to sell its assets and settle its liabilities, including contingencies, in conditions other than those of the normal course of its business.

7. In our opinion, subject to the effects on the financial statements of possible adjustments and reclassifications that could be required as a result of the resolution of the situations described in points 4, 5 and 6:

a) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima present fairly, in all material respects, its financial position at June 30, 2002 and 2001, the results of its operations and its cash flows for the years then ended, and the changes in shareholders' equity for the year ended on June 30, 2002, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b) the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anonima with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2002 and 2001, the consolidated results of operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

















PRICE WATERHOUSE & CO.                           ABELOVICH, POLANO & ASSOCIADOS
Av. A. Moreau de Justo 270, Piso 2(nd)           25 de Mayo 596 - 8(th)Piso
C1107AAF Ciudad de Buenos Aires - Argentina      (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                           Tel./Fax 4312-8525 -
Fax: (54-11) 4315-6448/9                         E-mail: abelovich@elsitio.net
www.pwcglobal.com

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]

[SC INTERNATIONAL GRAPHIC OMITTED]
                                                                     ABELOVICH,
                                                                         POLANO
                                                                    & ASOCIADOS



                   REPORT OF INDEPENDENT ACCOUNTANTS (Contd.)



8.   In accordance with current regulations we report that:

a) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima and its consolidated financial statements are transcribed to the "Inventory and Balance Sheet Book" and comply with the pertinent resolutions of the National Securities Commission;

b) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c) we have read the summary of activity and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observation to make;

d) at June 30, 2001, the debt accrued in favor of the Integrated Pension and Survivors' Benefit System according to the accounting records amounted to $ 120 thousand, none of which was claimable at that date.


Buenos Aires
September 9, 2002


           ABELOVICH, POLANO & ASOCIADOS                   PRICE WATERHOUSE & Co.



                                      (Partner)                                      (Partner)
          -------------------------------------            -----------------------------------
              Dr. Jose Daniel Abelovich                          Carlos Martin Barbafina
              Public Accountant (U.B.A.)                       Public Accountant (U.C.A.)
            C.P.C.E.C.A.B.A. T(o)102 F(o)191                   C.P.C.E.C.A.B.A. T(o)175 F(o)65
          Professional Registration of the Firm            Professional Registration of the Firm
            C.P.C.E.CAP.FED. T(o)1 F(o)240                     C.P.C.E.CAP.FED. T(o)1 F(o)1









PRICE WATERHOUSE & CO.                           ABELOVICH, POLANO & ASSOCIADOS
Av. A. Moreau de Justo 270, Piso 2(nd)           25 de Mayo 596 - 8(th)Piso
C1107AAF Ciudad de Buenos Aires - Argentina      (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                           Tel./Fax 4312-8525 -
Fax: (54-11) 4315-6448/9                         E-mail: abelovich@elsitio.net
www.pwcglobal.com

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                     IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                     By:
                         ------------------------------------------------------
                         Name: Saul Zang
                         Title: Second Vice Chairman of the Board of Directors





Dated: November 6, 2002